SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

International Financial Reporting Standards (IFRS) Basis Results

Consolidated income statement

	Note	2018 £m	2017 £m
Gross premiums earned		47,224	44,005
Outward reinsurance premiumsnote (i)		(14,023)	(2,062)
Earned premiums, net of reinsurance		33,201	41,943
Investment return		(10,263)	42,189
Other incomenote (ii)		1,993	2,258
Total revenue, net of reinsurance		24,931	86,390
Benefits and claimsnote (i)		(27,411)	(71,854)
Outward reinsurers’ share of benefit and claimsnote (i)		13,554	2,193
Movement in unallocated surplus of with-profits funds		1,289	(2,871)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(12,568)	(72,532)
Acquisition costs and other expenditurenote (ii)	B2	(8,855)	(9,993)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(410)	(425)
(Loss) gain on disposal of businesses and corporate transactions	D1.1	(80)	223
Remeasurement of the sold Korea life business		–	5
Total charges, net of reinsurance and (loss) gain on disposal of businesses		(21,913)	(82,722)
Share of profits from joint ventures and associates, net of related tax		291	302
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)note (iii)		3,309	3,970
Less tax credit (charge) attributable to policyholders' returns		326	(674)
Profit before tax attributable to shareholders	B1.1	3,635	3,296
Total tax charge attributable to policyholders and shareholders	B4	(296)	(1,580)
Adjustment to remove tax (credit) charge attributable to policyholders' returns		(326)	674
Tax charge attributable to shareholders' returns	B4	(622)	(906)
Profit for the year		3,013	2,390

Attributable to:
Equity holders of the Company		3,010	2,389
Non-controlling interests		3	1
Profit for the year		3,013	2,390

Earnings per share (in pence)	Note	2018	2017
Based on profit attributable to the equity holders of the Company:	B5
Basic		116.9p	93.1p
Diluted		116.8p	93.0p

Dividends per share (in pence)	Note	2018	2017
Dividends relating to reporting year:	B6
First interim ordinary dividend		15.67p	14.50p
Second interim ordinary dividend		33.68p	32.50p
Total		49.35p	47.00p
Dividends paid in reporting year:	B6
Current year first interim dividend		15.67p	14.50p
Second interim ordinary dividend for prior year		32.50p	30.57p
Total		48.17p	45.07p

Notes
(i)
Outward reinsurance premiums include the £(12,149) million paid during the year in respect of the reinsurance of the UK annuity portfolio. The associated increase in reinsurance assets is included in outward reinsurers’ share of benefits and claims and the consequential change to policyholder liabilities is included in benefits and claims. See note D1.1 for further details.
(ii)
The 2017 comparative results have been re-presented from those previously published for the deduction of certain expenses against revenue following the adoption of IFRS 15. See note A2.
(iii)
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure is not representative of pre-tax profits attributable to shareholders. Profit before all taxes is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for taxes borne by policyholders.

International Financial Reporting Standards (IFRS) Basis Results

Consolidated statement of comprehensive income

	Note	2018 £m	2017 £m

Profit for the year		3,013	2,390

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year	A1	344	(404)
Cumulative exchange gain of sold Korea life business recycled through profit or loss		–	(61)
Related tax		5	(5)
		349	(470)
Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding (losses) gains arising in the year		(1,606)	591
(Deduct net gains) add back net losses included in the income statement on disposal and impairment		(11)	26
Total	C3.2(c)	(1,617)	617
Related change in amortisation of deferred acquisition costs	C5.2	246	(76)
Related tax	C8.1	288	(55)
		(1,083)	486

Total		(734)	16

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:
Actuarial gains and losses on defined benefit pension schemes		134	200
Related tax		(23)	(33)
		111	167
Deduct amount attributable to UK with-profit funds transferred to unallocated surplus of with-profit funds, net of related tax		(38)	(78)
		73	89

Other comprehensive (loss) income for the year, net of related tax		(661)	105
Total comprehensive income for the year		2,352	2,495

Attributable to:
Equity holders of the Company		2,348	2,494
Non-controlling interests		4	1
Total comprehensive income for the year		2,352	2,495

International Financial Reporting Standards (IFRS) Basis Results

Consolidated statement of changes in equity

		Year ended 31 December 2018 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	C10	C10
Reserves
Profit for the year		–	–	3,010	–	–	3,010	3	3,013
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax		–	–	–	348	–	348	1	349

Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	(1,083)	(1,083)	–	(1,083)

Shareholders’ share of actuarial gains and losses on defined benefit pension schemes, net of related tax		–	–	73	–	–	73	–	73
Total other comprehensive income (loss)		–	–	73	348	(1,083)	(662)	1	(661)
Total comprehensive income for the year		–	–	3,083	348	(1,083)	2,348	4	2,352

Dividends	B6	–	–	(1,244)	–	–	(1,244)	–	(1,244)
Reserve movements in respect of share-based payments		–	–	69	–	–	69	–	69
Change in non-controlling interests	D1.2	–	–	–	–	–	–	7	7
Movements in respect of option to acquire non-controlling interests	D1.2	–	–	(109)	–	–	(109)	–	(109)

Share capital and share premium
New share capital subscribed	C10	1	16	–	–	–	17	–	17

Treasury shares
Movement in own shares in respect of share-based payment plans		–	–	29	–	–	29	–	29
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	52	–	–	52	–	52
Net increase (decrease) in equity		1	16	1,880	348	(1,083)	1,162	11	1,173
At beginning of year		129	1,948	12,326	840	844	16,087	7	16,094
At end of year		130	1,964	14,206	1,188	(239)	17,249	18	17,267

International Financial Reporting Standards (IFRS) Basis Results

Consolidated statement of changes in equity

		Year ended 31 December 2017 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	C10	C10
Reserves
Profit for the year		–	–	2,389	–	–	2,389	1	2,390
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax		–	–	–	(470)	–	(470)	–	(470)

Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	486	486	–	486

Shareholders’ share of actuarial gains and losses on defined benefit pension schemes, net of related tax		–	–	89	–	–	89	–	89
Total other comprehensive income (loss)		–	–	89	(470)	486	105	–	105
Total comprehensive income for the year		–	–	2,478	(470)	486	2,494	1	2,495

Dividends	B6	–	–	(1,159)	–	–	(1,159)	–	(1,159)
Reserve movements in respect of share-based payments		–	–	89	–	–	89	–	89
Change in non-controlling interests		–	–	–	–	–	–	5	5

Share capital and share premium
New share capital subscribed	C10	–	21	–	–	–	21	–	21

Treasury shares
Movement in own shares in respect of share-based payment plans		–	–	(15)	–	–	(15)	–	(15)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	(9)	–	–	(9)	–	(9)
Net increase (decrease) in equity		–	21	1,384	(470)	486	1,421	6	1,427
At beginning of year		129	1,927	10,942	1,310	358	14,666	1	14,667
At end of year		129	1,948	12,326	840	844	16,087	7	16,094

International Financial Reporting Standards (IFRS) Basis Results

Consolidated statement of financial position

	Note	31 Dec 2018 £m	31 Dec 2017 £m
Assets
Goodwill	C5.1	1,857	1,482
Deferred acquisition costs and other intangible assets	C5.2	11,923	11,011
Property, plant and equipment		1,409	789
Reinsurers' share of insurance contract liabilities		11,144	9,673
Deferred tax assets	C8	2,595	2,627
Current tax recoverable		618	613
Accrued investment income		2,749	2,676
Other debtors		4,088	2,963
Investment properties		17,925	16,497
Investment in joint ventures and associates accounted for using the equity method		1,733	1,416
Loans	C3.3	18,010	17,042
Equity securities and portfolio holdings in unit trustsnote (i)		214,733	223,391
Debt securitiesnote (i)	C3.2	175,356	171,374
Derivative assets		3,494	4,801
Other investmentsnote (i)		6,512	5,622
Deposits		11,796	11,236
Assets held for salenote (ii)		10,578	38
Cash and cash equivalents	C1	12,125	10,690
Total assets	C1	508,645	493,941

Equity
Shareholders' equity		17,249	16,087
Non-controlling interests		18	7
Total equity		17,267	16,094

Liabilities
Insurance contract liabilities	C4.1	322,666	328,172
Investment contract liabilities with discretionary participation features	C4.1	67,413	62,677
Investment contract liabilities without discretionary participation features	C4.1	19,222	20,394
Unallocated surplus of with-profits funds	C4.1	15,845	16,951
Core structural borrowings of shareholder-financed businesses	C6.1	7,664	6,280
Operational borrowings attributable to shareholder-financed businesses	C6.2	998	1,791
Borrowings attributable to with-profits businesses	C6.2	3,940	3,716
Obligations under funding, securities lending and sale and repurchase agreements		6,989	5,662
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		11,651	8,889
Deferred tax liabilities	C8	4,022	4,715
Current tax liabilities		568	537
Accruals, deferred income and other liabilities	C1	15,248	14,185
Provisions		1,078	1,123
Derivative liabilities		3,506	2,755
Liabilities held for salenote (ii)		10,568	–
Total liabilities	C1	491,378	477,847
Total equity and liabilities		508,645	493,941

Notes
(i)
Included within equity securities and portfolio holdings in unit trusts, debt securities and other investments are £8,278 million (31 December 2017: £8,232 million) of lent securities and assets subject to repurchase agreements.
(ii)
Assets held for sale of £10,578 million include £10,568 million in respect of the reinsured UK annuity business. A corresponding amount is reflected in liabilities held for sale. See note D1.1 for further details.

International Financial Reporting Standards (IFRS) Basis Results

Consolidated statement of cash flows

	Note	2018 £m	2017 £m
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		3,309	3,970
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:
Investments		15,456	(49,771)
Other non-investment and non-cash assets		(3,503)	(968)
Policyholder liabilities (including unallocated surplus)		(17,392)	44,877
Other liabilities (including operational borrowings)		4,344	3,360
Interest income and expense and dividend income included in result before tax		(7,861)	(8,994)
Operating cash items:
Interest receipts and payments		5,793	6,900
Dividend receipts		2,361	2,612
Tax paidnote (iv)		(625)	(915)
Other non-cash items		582	549
Net cash flows from operating activities		2,464	1,620
Cash flows from investing activities
Purchases of property, plant and equipment		(289)	(134)
Proceeds from disposal of property, plant and equipment		4	–
Acquisition of businesses and intangiblesnote (v)		(504)	(351)
Sale of businessesnote (v)		–	1,301
Net cash flows from investing activities		(789)	816
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed businesses:note (ii)	C6.1
Issue of subordinated debt, net of costs		1,630	565
Redemption of subordinated debt		(434)	(751)
Fees paid to modify terms and conditions of senior debtnote (ii)		(33)	–
Interest paid		(376)	(369)
With-profits businesses:note (iii)	C6.2
Redemption of subordinated debt		(100)	–
Interest paid		(4)	(9)
Equity capital:
Issues of ordinary share capital		17	21
Dividends paid		(1,244)	(1,159)
Net cash flows from financing activities		(544)	(1,702)
Net increase in cash and cash equivalents		1,131	734
Cash and cash equivalents at beginning of year		10,690	10,065
Effect of exchange rate changes on cash and cash equivalents		304	(109)
Cash and cash equivalents at end of year		12,125	10,690

Notes
(i)
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)
Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed businesses and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses during 2018 are analysed as follows:

	Cash movements £m				Non-cash movements £m
	Balance at beginning of year	Issue of debt	Redemption of debt	Modification of debt*	Foreign exchange movement	Other movements	Balance at end of year
2018	6,280	1,630	(434)	(33)	210	11	7,664
2017	6,798	565	(751)	–	(341)	9	6,280
*
The amount in 2018 relates to fees paid to bondholders who participated in the voting process in respect of certain modifications to the terms and conditions of the senior debt. Other than these fees, the modification did not result in an adjustment to the carrying value of the senior debt.

(iii)
Interest paid on structural borrowings of with-profits businesses relates solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the UK with-profits fund. These bonds were redeemed in full on 30 June 2018. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.
(iv)
Tax paid includes £134 million (2017: £298 million) paid on profits taxable at policyholder rather than shareholder rates.
(v)
Cash flows arising from the ‘acquisition of businesses and intangibles’ and ‘sale of businesses’ include amounts paid for distribution rights and cash flows arising from the acquisitions and disposals of businesses (including subsidiaries acquired and disposed by with-profits funds for investment purposes).

International Financial Reporting Standards (IFRS) Basis Results

Notes

A
Background

A1
Basis of preparation and exchange rates

These statements have been prepared in accordance with IFRS Standards as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRS Standards may differ from IFRS Standards issued by the IASB if, at any point in time, new or amended IFRS Standards have not been endorsed by the EU. At 31 December 2018, there were no unendorsed standards effective for the two years ended 31 December 2018 which impact the consolidated financial information of the Group. There were no differences between IFRS Standards endorsed by the EU and IFRS Standards issued by the IASB in terms of their application to the Group.

The Group IFRS accounting policies are the same as those applied for the year ended 31 December 2017 with the exception of the adoption of the new and amended accounting standards as described in note A2.

Exchange rates
The exchange rates applied for balances and transactions in currency other than the presentational currency of the Group, pounds sterling (GBP), were:

Local currency: £	Closing rate at 31 Dec 2018	Average rate for 2018	Closing rate at 31 Dec 2017	Average rate for 2017
Hong Kong	9.97	10.46	10.57	10.04
Indonesia	18,314.37	18,987.65	18,353.44	17,249.38
Malaysia	5.26	5.38	5.47	5.54
Singapore	1.74	1.80	1.81	1.78
China	8.74	8.82	8.81	8.71
India	88.92	91.25	86.34	83.90
Vietnam	29,541.15	30,732.53	30,719.60	29,279.71
Thailand	41.47	43.13	44.09	43.71
US	1.27	1.34	1.35	1.29

Certain notes to the financial statements present 2017 comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the consolidated financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. CER results are calculated by translating prior period results using the current period foreign exchange rate, ie current period average rates for the income statement and current period closing rates for the balance sheet.

The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 31 December 2018 or 2017 but is derived from those accounts. The auditors have reported on the 2018 statutory accounts. Statutory accounts for 2017 have been delivered to the registrar of companies, and those for 2018 will be delivered following the Company’s Annual General Meeting. Their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

A2
New accounting pronouncements in 2018

IFRS 15, ‘Revenue from Contracts with Customers’
The Group has adopted IFRS 15, ‘Revenue from Contracts with Customers’ from 1 January 2018. This standard provides a single framework to recognise revenue for contracts with different characteristics and overrides the revenue recognition requirements previously provided in other standards. The contracts excluded from the scope of this standard include:

–
 Lease contracts within the scope of IAS 17, ’Leases’;
–
 Insurance contracts within the scope of IFRS 4, ‘Insurance Contracts’; and
–
 Financial instruments within the scope of IAS 39, ‘Financial Instruments’.

The main impacts of IFRS 15 for Prudential are to revenue recognition for asset management contracts and investment contracts that do not contain discretionary participating features but do include investment management services.

In accordance with the transition provisions in IFRS 15, the Group has adopted the standard using the full retrospective method for all periods presented. The only impact on the prior periods presented is a minor reclassification in the consolidated income statement to present certain expenses (such as rebates to clients of asset management fees) as a deduction against revenue. Revenue has been reduced by £234 million in 2018 (2017: £172 million) with a corresponding deduction in expenses.

IFRS 9, ‘Financial Instruments’ and amendments to IFRS 4, ‘Insurance Contracts’
The IASB published a complete version of IFRS 9 in July 2014 with the exception of macro hedge accounting and the standard is mandatorily effective for annual periods beginning on or after 1 January 2018.

In September 2016, the IASB published amendments to IFRS 4, ‘Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts’ to address the temporary consequences of the different effective dates of IFRS 9 and IFRS 17, ‘Insurance Contracts’. The amendments include an optional temporary exemption from applying IFRS 9 and the associated amendments until IFRS 17 comes into effect in 2021. This temporary exemption is available to companies whose predominant activity is to issue insurance contracts based on meeting the eligibility criteria as at 31 December 2015 as set out in the amendments.

The Group met the eligibility criteria for temporary exemption under the amendments to IFRS 4 from applying IFRS 9 and has accordingly deferred the adoption of IFRS 9. See note A3.2 for further details on IFRS 9, including the disclosures associated with the temporary exemption.

In November 2018, the IASB tentatively decided that the effective date of IFRS 17 should be delayed by one year from periods ending on or after 1 January 2021 to 1 January 2022. The IASB also tentatively decided that IFRS 9 could be delayed for insurers by an additional year to keep the effective date of IFRS 9 and IFRS 17 aligned. These changes are yet to be finalised and the Group continues to monitor developments.

Other new accounting pronouncements
In addition to the above, the following new accounting pronouncements are also effective from 1 January 2018:

—
IFRIC 22, ‘Foreign Currency Transactions and Advance Consideration’;
—
Classification and measurement of share-based payment transactions (amendments to IFRS 2, ‘Share-based payment’);
—
Transfers of Investment Property (amendments to IAS 40, ‘Investment property’); and
—
Annual Improvements to IFRSs 2014–2016 Cycle.

These pronouncements have had no effect on the Group’s financial statements.

B
Earnings performance

B1
Analysis of performance by segment

B1.1
Segment results – profit before tax

	Note	2018 £m	2017 £m		2018 vs 2017%
			AER	CER	AER	CER
			note (iv)	note (iv)	note (iv)	note (iv)
Asia:
Insurance operations	B3(i)	1,982	1,799	1,727	10%	15%
Asset management		182	176	171	3%	6%
Total Asia		2,164	1,975	1,898	10%	14%

US:
Jackson (US insurance operations)		1,911	2,214	2,137	(14)%	(11)%
Asset management		8	10	9	(20)%	(11)%
Total US		1,919	2,224	2,146	(14)%	(11)%

UK and Europe:
UK and Europe insurance operations:	B3(iii)
Long-term business		1,138	861	861	32%	32%
General insurance commissionnote (i)		19	17	17	12%	12%
Total UK and Europe insurance operations		1,157	878	878	32%	32%
UK and Europe asset managementnote (v)	B2	477	500	500	(5)%	(5)%
Total UK and Europe		1,634	1,378	1,378	19%	19%
Total segment profit		5,717	5,577	5,422	3%	5%
Other income and expenditure:
Investment return and other income		52	11	11	373%	373%
Interest payable on core structural borrowings		(410)	(425)	(425)	4%	4%
Corporate expenditurenote (ii)		(367)	(361)	(355)	(2)%	(3)%
Total other income and expenditure		(725)	(775)	(769)	6%	6%
Restructuring costs		(165)	(103)	(103)	(60)%	(60)%
Adjusted IFRS operating profit based on longer-term investment returns		4,827	4,699	4,550	3%	6%
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(558)	(1,563)	(1,514)	64%	63%
Amortisation of acquisition accounting adjustmentsnote (iii)		(46)	(63)	(61)	27%	25%
(Loss) gain on disposal of businesses and corporate transactions	D1.1	(588)	223	218	n/a	n/a
Profit before tax		3,635	3,296	3,193	10%	14%
Tax charge attributable to shareholders' returns	B4	(622)	(906)	(876)	31%	29%
Profit for the year		3,013	2,390	2,317	26%	30%

Attributable to:
Equity holders of the Company		3,010	2,389	2,316	26%	30%
Non-controlling interests		3	1	1	200%	200%

	Note	2018	2017		2018 vs 2017%
			AER	CER	AER	CER
Basic earnings per share (in pence)			note (iv)	note (iv)	note (iv)	note (iv)
Based on adjusted IFRS operating profit based on longer-term investment returnsnote (vi)	B5	156.6p	145.2p	140.4p	8%	12%
Based on profit for the year	B5	116.9p	93.1p	90.0p	26%	30%

Notes
(i)
The majority of the general insurance commission is not expected to recur in future years.
(ii)
Corporate expenditure as shown above is primarily for Group Head Office and Asia Regional Head Office.
(iii)
Amortisation of acquisition accounting adjustments principally relate to the REALIC business of Jackson which was acquired in 2012.
(iv)
For definitions of AER and CER refer to note A1. The difference between ‘Profit for the year attributable to shareholders’ in the prior year on an AER basis and a CER basis is £73 million, arising from the retranslation of the prior year results of the Group’s foreign subsidiaries into GBP using the exchange rates applied to the equivalent current year results.
(v)
UK and Europe asset management adjusted IFRS operating profit based on longer-term investment returns:

	2018 £m	2017 £m
Asset management fee income	1,098	1,027
Other income	2	7
Staff costs*	(384)	(400)
Other costs*	(270)	(202)
Underlying profit before performance-related fees	446	432
Share of associate results	16	15
Performance-related fees	15	53
Total UK and Europe asset management adjusted IFRS operating profit based on longer-term investment returns	477	500
*
Staff and other costs include £27 million of charges incurred preparing for Brexit.

(vi)
Tax charges have been reflected as operating and non-operating in the same way as for the pre-tax items. Further details on tax charges are provided in note B4.

B1.2
Short-term fluctuations in investment returns on shareholder-backed business

	2018 £m	2017 £m
Asia operations	(512)	(1)
US operations	(100)	(1,568)
UK and Europe operations	34	(14)
Other operations	20	20
Total	(558)	(1,563)

(i)
Asia operations
In Asia, the negative short-term fluctuations of £(512) million (2017: negative £(1) million) principally reflect net value movements on assets and related liabilities following increases in bond yields and falls in equity markets during the year, especially in those countries where policyholder liabilities use a valuation interest rate which does not reflect all movements in interest rates in the period.

(ii)
US operations
The short-term fluctuations in investment returns for US insurance operations are reported net of the related charge for amortisation of deferred acquisition costs of £(114) million as shown in note C5.2(a) (2017: credit of £462 million) and comprise amounts in respect of the following items:

	2018 £m	2017 £m
Net equity hedge resultnote (a)	(58)	(1,490)
Other than equity-related derivativesnote (b)	(64)	(36)
Debt securitiesnote (c)	(31)	(73)
Equity-type investments: actual less longer-term return	38	12
Other items	15	19
Total	(100)	(1,568)

Notes
(a)
Net equity hedge result

The net equity hedge result relates to the accounting effect of market movements on both the value of guarantees in Jackson’s variable annuity and fixed index annuity products and on the related derivatives used to manage the exposures inherent in these guarantees. The level of fees recognised in non-operating profit is determined by reference to that allowed for within the reserving basis. The variable annuity guarantees are valued in accordance with either Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (formerly FAS 157) or ASC Topic 944, Financial Services – Insurance (formerly SOP 03-01) depending on the type of guarantee. Both approaches require an entity to determine the total fee (‘the fee assessment’) that is expected to fund future projected benefit payments arising using the assumptions applicable for that method. The method under FAS 157 requires this fee assessment to be fixed at the time of issue. As the fees included within the initial fee assessment are earned, they are included in non-operating profit to match the corresponding movement in the guarantee liability. As the Group applies US GAAP for the measured value of the product guarantees this item also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ as described in note B1.3(c) below.

The net equity hedge result therefore includes significant accounting mismatches and other factors that do not represent the economic result. These other factors include:

–  The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under ‘grandfathered’ US GAAP as described in note B1.3(c);

  –  The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
         –  Jackson’s management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

The net equity hedge result (net of related DAC amortisation in accordance with the policy that DAC is amortised in line with emergence of margins) can be summarised as follows:

	2018 £m	2017 £m
Fair value movements on equity hedge instruments*	299	(1,871)
Accounting value movements on the variable and fixed index annuity guarantee liabilities†	(894)	(99)
Fee assessments net of claim payments	537	480
Total	(58)	(1,490)
*
Held to manage equity exposures of the variable annuity guarantees and fixed index annuity options.
†
The accounting value movements on the variable and fixed index annuity guarantee liabilities reflect the impact of market movements and changes in economic and actuarial assumptions. Actuarial assumptions include consideration of persistency, mortality and the expected utilisation of certain features attaching to variable annuity contracts. Assumptions are updated annually via a comparison to experience and after applying expert judgement for how experience may change in the future. Routine updates in 2018 reduced profit before tax (after allowing related changed to DAC amortisation) by £143 million (2017: £382 million).

(b)
Other than equity-related derivatives

The fluctuations for this item comprise the net effect of:

–
Fair value movements on free-standing, other than equity-related derivatives;
–
Fair value movements on the Guaranteed Minimum Income Benefit (GMIB) reinsurance asset that are not matched by movements in the underlying GMIB liability, which is not fair valued as explained in note B1.3; and
–
Related amortisation of DAC.

The free-standing, other than equity-related derivatives are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above. Accounting mismatches arise because of differences between the measurement basis and presentation of the derivatives, which are fair valued with movements recorded in the income statement, and the exposures they are intended to manage.

(c)
Short-term fluctuations related to debt securities

	2018 £m	2017 £m
(Charges) credits in the year:
Losses on sales of impaired and deteriorating bonds	(4)	(3)
Bond write-downs	(4)	(2)
Recoveries/reversals	19	10
Total credits in the year	11	5
Risk margin allowance deducted from adjusted IFRS operating profit based on longer-term investment returns*	77	86
	88	91
Interest-related realised (losses) gains:
Losses arising in the year	(8)	(43)
Less: Amortisation of gains and losses arising in current and prior years to adjusted IFRS operating profit based on longer-term investment returns	(116)	(140)
	(124)	(183)
Related amortisation of deferred acquisition costs	5	19
Total short-term fluctuations related to debt securities	(31)	(73)
*
The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in adjusted IFRS operating profit based on longer-term investment returns with variations from year to year included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in adjusted IFRS operating profit based on longer-term investment returns of Jackson for 2018 is based on an average annual risk margin reserve of 18 basis points (2017: 21 basis points) on average book values of US$57.1 billion (2017: US$55.3 billion) as shown below:

Moody’s rating category (or equivalent under NAIC ratings of mortgage-backed securities)

	2018				2017
	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	29,982	0.10	(31)	(23)	27,277	0.12	(33)	(25)
Baa1, 2 or 3	25,814	0.21	(55)	(40)	26,626	0.22	(58)	(45)
Ba1, 2 or 3	1,042	0.98	(10)	(8)	1,046	1.03	(11)	(8)
B1, 2 or 3	289	2.64	(8)	(6)	318	2.70	(9)	(7)
Below B3	11	3.69	–	–	23	3.78	(1)	(1)
Total	57,138	0.18	(104)	(77)	55,290	0.21	(112)	(86)

Related amortisation of deferred acquisition costs (see below)			22	15			21	15
Risk margin reserve charge to adjusted IFRS operating profit for longer-term credit-related losses			(82)	(62)			(91)	(71)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson’s IFRS results, the charges and credits to adjusted IFRS operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax charge of £(1,371) million for net unrealised losses on debt securities classified as available-for-sale net of related amortisation of deferred acquisition costs (2017: credit of £541 million). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.2(b).

(iii)
UK and Europe operations
The positive short-term fluctuations in investment returns for the UK and Europe operations of £34 million (2017: negative £14 million) mainly arises from unrealised gains on equity options held to hedge the value of future shareholder transfers from the with-profits fund partially offset by losses on corporate bonds backing capital to support the remaining annuity business, given the increase in interest rates and credit spreads in 2018.

(iv)
Other operations
The positive short-term fluctuations in investment returns for other operations of £20 million (2017: positive £20 million) include unrealised value movements on financial instruments held outside of the main life operations.

B1.3 Determining operating segments and performance measure of operating segments

Operating segments
The Group's operating segments for financial reporting are defined and presented in accordance with IFRS 8, ‘Operating Segments’, on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of Prudential Corporation Asia, the North American Business Unit and M&GPrudential for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC aligns with these three business segments. These operating segments derive revenue from both long-term insurance and asset management activities.

Operations which do not form part of any business unit are reported as ‘Unallocated to a segment’. These include Group Head Office and Asia Regional Head Office costs. Prudential Capital and Africa operations do not form part of any operating segment under the structure, and their assets and liabilities and profit or loss before tax are not material to the overall financial position of the Group. Prudential Capital and Africa operations are therefore reported as ‘Unallocated to a segment’.

Performance measure
The performance measure of operating segments utilised by the Company is adjusted IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes adjusted IFRS operating profit based on longer-term investment returns from other constituents of the total profit as follows:

–
Short-term fluctuations in investment returns on shareholder-backed business. This includes the impact of short-term market effects on the carrying value of Jackson’s guarantee liabilities and related derivatives as explained below;
–
Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
–
Gain or loss on corporate transactions, such as disposals undertaken in the year.

Determination of adjusted IFRS operating profit based on longer-term investment returns for investment and liability movements:

(a)
General principles
(i)
UK-style with-profits business
The adjusted IFRS operating profit based on longer-term investment returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of adjusted IFRS operating profit based on longer-term investment returns.

(ii)
Unit-linked business
The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the adjusted IFRS operating profit based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(iii)
US variable annuity and fixed index annuity business
This business has guarantee liabilities which are measured on a combination of fair value and other US GAAP derived principles. These liabilities are subject to an extensive derivative programme to manage equity and interest rate exposures whose fair value movements pass through the income statement each period. The principles for determination of the adjusted IFRS operating profit based on longer-term investment returns and short-term fluctuations are as discussed in section (c) below.

(iv)
Business where policyholder liabilities are sensitive to market conditions
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between business units depending upon the nature of the ‘grandfathered’ measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and adjusted IFRS operating profit based on longer-term investment returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, movements in liabilities for some types of business do require bifurcation to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the adjusted IFRS operating profit based on longer-term investment returns reflects longer-term market returns.

Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in sections b(i) and d(i), respectively. For other types of Asia’s non-participating business, expected longer-term investment returns are used to determine the movement in policyholder liabilities for determining adjusted IFRS operating profit based on longer-term investment returns.

(v)
Other shareholder-financed business
For long-term insurance business, where assets and liabilities are held for the long term, the accounting basis for insurance liabilities under current IFRS can lead to profits that include the effects of short-term fluctuations in market conditions, which may not be representative of trends in underlying performance. Therefore, the following key elements are applied to the results of the Group’s shareholder-financed businesses to determine adjusted IFRS operating profit based on longer-term investment returns.

Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) or closely correlated with value movements (as discussed below) adjusted IFRS operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

Debt securities and loans
In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

–
Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the adjusted IFRS operating profit based on longer-term investment returns is reflected in short-term fluctuations in investment returns; and
–
The amortisation of interest-related realised gains and losses to adjusted IFRS operating profit based on longer-term investment returns to the date when sold bonds would have otherwise matured.

At 31 December 2018, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £629 million (2017: £855 million).

Equity-type securities
For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed businesses other than the UK annuity business, unit-linked and US variable annuity separate accounts are principally relevant for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

Derivative value movements
Generally, derivative value movements are excluded from adjusted IFRS operating profit based on longer-term investment returns. The exception is where the derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in adjusted IFRS operating profit based on longer-term investment returns. The principal example of derivatives whose value movements are excluded from adjusted IFRS operating profit based on longer-term investment returns arises in Jackson, as discussed below in section (c).

(b)
Asia insurance operations
(i)
Business where policyholder liabilities are sensitive to market conditions
For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. Consequently, for these products, the charge for policyholder benefits in the adjusted IFRS operating profit based on longer-term investment returns reflects the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For certain other types of non-participating business expected longer-term investment returns are used to determine the movement in policyholder liabilities for determining adjusted IFRS operating profit based on longer-term investment returns.

(ii)
Other Asia shareholder-financed business
Debt securities
For this business, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Equity-type securities
For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed business amounted to £2,146 million as at 31 December 2018 (31 December 2017: £1,759 million). The rates of return applied in 2018 ranged from 5.3 per cent to 17.6 per cent (2017: 4.3 per cent to 17.2 per cent) with the rates applied varying by business unit. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for using the equity method are determined on a similar basis as the other Asia insurance operations described above.

(c)
US insurance operations
(i)
Separate account business
For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the adjusted IFRS operating profit based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

(ii)
US variable and fixed index annuity business
The following value movements for Jackson's variable and fixed index annuity business are excluded from adjusted IFRS operating profit based on longer-term investment returns. See note B1.2 note (ii):

–
Fair value movements for equity-based derivatives;
–
Fair value movements for guaranteed benefit options for the ‘not for life’ portion of Guaranteed Minimum Withdrawal Benefit (GMWB) and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see below);
–
Movements in the accounts carrying value of Guaranteed Minimum Death Benefit (GMDB), GMIB and the ‘for life’ portion of GMWB liabilities, (see below) for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements (ie they are relatively insensitive to the effect of current period equity market and interest rate changes);
–
A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
–
Related amortisation of deferred acquisition costs for each of the above items.

Guaranteed benefit options for the ‘not for life’ portion of GMWB and equity index options for the fixed index annuity business
The ‘not for life’ portion of GMWB guaranteed benefit option liabilities is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth rate of the account balance is based on current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates. The equity index option for fixed index annuity business is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth is based on current swap rates.

Guaranteed benefit option for variable annuity guarantee minimum income benefit
The GMIB liability, which is substantially reinsured, subject to a deductible and annual claim limits, is accounted for using ‘grandfathered’ US GAAP. This accounting basis substantially does not recognise the effects of market movements. The corresponding reinsurance asset is measured under the ‘grandfathered’ US GAAP basis applied for IFRS in a manner consistent with IAS 39, ‘Financial Instruments: Recognition and Measurement’, and the asset is therefore recognised at fair value. As the GMIB is economically reinsured, the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii)
Other derivative value movements
The principal example of non-equity based derivatives (for example, interest rate swaps and swaptions) whose value movements are excluded from adjusted IFRS operating profit based on longer-term investment returns, arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of other comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as ‘grandfathered’ under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based product options.

(iv)
Other US shareholder-financed business
Debt securities
The distinction between impairment losses and interest-related realised gains and losses is of particular relevance to Jackson. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2 note (ii)(c).

Equity-type securities
As at 31 December 2018, the equity-type securities for US insurance non-separate account operations amounted to £1,359 million (31 December 2017: £946 million). For these operations, the longer-term rates of return for income and capital applied in the years indicated, which reflect the combination of the average risk-free rates over the year and appropriate risk premiums are as follows:

	2018	2017
Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.7% to 7.2%	6.1% to 6.5%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.7% to 9.2%	8.1% to 8.5%

(d)
UK and Europe insurance operations
(i)
Shareholder-backed annuity business
For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the ‘adjusted IFRS operating profit based on longer-term investment returns’. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

The adjusted IFRS operating profit based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for shareholder-backed annuity business within The Prudential Assurance Company Limited (PAC) after adjustments to allocate the following elements of the movement to the category of ‘short-term fluctuations in investment returns’:

–
The impact on credit risk provisioning of actual upgrades and downgrades during the period;
–
Credit experience compared with assumptions; and
–
Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared with assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the adjusted IFRS operating profit based on longer-term investment returns, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(ii)
Non-linked shareholder-financed business
For debt securities backing non-linked shareholder-financed business of the UK and Europe insurance operations (other than the annuity business) the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

(e)
Fund management and other non-insurance businesses
For these businesses, the particular features applicable for life assurance noted above do not apply and therefore the adjusted IFRS operating profit based on longer-term investment returns is not determined on the basis described above. Instead, realised gains and losses are generally included in adjusted IFRS operating profit based on longer-term investment returns with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, realised gains and losses on derivatives and other financial instruments are amortised to adjusted IFRS operating profit based on longer-term investment returns over a time period that reflects the underlying economic substance of the arrangements.

B2
Acquisition costs and other expenditure

	2018 £m	2017 £m
Acquisition costs incurred for insurance policies	(3,438)	(3,712)
Acquisition costs deferred less amortisation of acquisition costs	59	911
Administration costs and other expenditure*	(5,380)	(6,208)
Movements in amounts attributable to external unit holders of consolidated investment funds	(96)	(984)
Total acquisition costs and other expenditure	(8,855)	(9,993)
*
Following the adoption of IFRS 15, the 2017 comparative results have been re-presented as described in note A2. The 2018 administration costs and other expenditure includes a credit of £0.4 billion for the negative ceding commissions arising from the group payout annuity business reinsurance agreement entered into by Jackson with John Hancock Life during the year.

B3
Effect of changes and other accounting matters on insurance assets and liabilities

The following matters are relevant to the determination of the 2018 results:

(i)
Asia insurance operations
In 2018, the adjusted IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £94 million (2017: £75 million) representing a small number of items that are not expected to reoccur, including the non-recurring impact of a refinement to the run-off of the allowance for prudence within technical provisions within Singapore.

(ii)
US insurance operations
Changes in the policyholder liabilities held for variable and fixed index annuity guarantees are reported as part of non-operating profit and are as described in note B1.2.

(iii)
UK and Europe insurance operations

Allowance for credit risk
For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowance made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. The credit risk allowance comprises an amount for long-term best estimate defaults and additional provisions for credit risk premium, the cost of downgrades and short-term defaults.

The IFRS credit risk allowance made for the UK shareholder-backed fixed and linked annuity business equated to 40 basis points at 31 December 2018 (31 December 2017: 42 basis points). The allowance represented 22 per cent of the bond spread over swap rates (31 December 2017: 28 per cent).

The reserves for credit risk allowance at 31 December 2018 for the UK shareholder-backed business were £0.9 billion (31 December 2017: £1.6 billion). The 2018 credit risk allowance information is after reflecting the impact of the reinsurance of £12.0 billion of the UK shareholder-backed annuity portfolio to Rothesay Life entered into in March 2018. See note D1.1 for further details.

Other assumption changes
For the shareholder-backed business, in addition to the movement in the credit risk allowance discussed above, the net effect of routine changes to assumptions in 2018 was a credit of £437 million (2017: credit of £173 million).This included, among other items, a benefit to adjusted IFRS operating profit based on longer-term investment returns of £441 million (2017: £204 million), relating to changes to annuitant mortality assumptions to reflect current mortality experience, which has shown a slowdown in life expectancy improvements in recent periods, and the adoption of the Continuous Mortality Investigation (CMI) 2016 model (2017: adoption of 2015 model).

Longevity reinsurance and other management actions
Aside from the aforementioned reinsurance agreement with Rothesay Life, no new longevity reinsurance transactions were undertaken in 2018 (2017: longevity reinsurance transactions covering £0.6 billion of IFRS annuity liabilities contributed £31 million to profit). Other management actions generated profits of £58 million (2017: £245 million).

Review of past annuity sales
Prudential has agreed with the Financial Conduct Authority (FCA) to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. The review is examining whether customers were given sufficient information about their potential eligibility to purchase an enhanced annuity, either from Prudential or another pension provider. A gross provision of £400 million, before costs incurred, was established at 31 December 2017 to cover the costs of undertaking the review and any related redress and following a reassessment, no change has been made in 2018. The majority of the provision will be utilised in 2019. The ultimate amount that will be expended by the Group on the review will remain uncertain until the project is completed. If the population subject to redress increased or decreased by 10 per cent, then the provision would be expected to increase or decrease by circa 7 per cent accordingly. Additionally, in 2018, the Group agreed with its professional indemnity insurers that they will meet £166 million of the Group’s claims costs, which will be paid as the Group incurs costs/redress. This has been recognised on the Group’s balance sheet within ‘Other debtors’ at 31 December 2018.

B4
Tax charge

(a)
Total tax charge by nature of expense
The total tax charge in the income statement is as follows:

	2018 £m			2017 £m
Tax charge	Current tax	Deferred tax	Total	Total
Attributable to shareholders:
Asia operations	(199)	(78)	(277)	(253)
US operations	(87)	(168)	(255)	(508)
UK and Europe	(255)	39	(216)	(267)
Other operations	125	1	126	122
Tax charge attributable to shareholders' returns	(416)	(206)	(622)	(906)
Attributable to policyholders:
Asia operations	(92)	12	(80)	(249)
UK and Europe	(188)	594	406	(425)
Tax (charge) credit attributable to policyholders' returns	(280)	606	326	(674)
Total tax charge	(696)	400	(296)	(1,580)

The principal reason for the decrease in the tax charge attributable to shareholders’ returns is the inclusion in 2017 of a £445 million deferred tax charge arising on the remeasurement of the US net deferred tax assets from 35 per cent to 21 per cent following the enactment of the US tax reform package, the Tax Cuts and Jobs Act. The movement from a charge of £674 million to a credit of £326 million in the tax charge attributable to policyholders’ returns mainly reflects a decrease in the deferred tax liabilities on unrealised gains on investments in the with-profits funds of the UK and Europe and of Asia compared to 2017.

The reconciliation of the expected to actual tax charge attributable to shareholders is provided in (b) below. The tax credit attributable to policyholders of £326 million above is equal to the loss before tax attributable to policyholders of £326 million. This is the result of accounting for policyholder income after the deduction of expenses and movement on unallocated surpluses and on an after-tax basis.

In 2018, a tax charge of £270 million (2017: charge of £93 million) has been taken through other comprehensive income.

(b)
Reconciliation of shareholder effective tax rate

In the reconciliation below, the expected tax rates reflect the corporation tax rates that are expected to apply to the taxable profit of the relevant business. Where there are profits of more than one jurisdiction the expected tax rates reflect the corporation tax rates weighted by reference to the amount of profit contributing to the aggregate business result.

	2018 £m
	Asia operations	US operations note (i)	UK and Europe	Other* operations	Total attributable to shareholders	Percentage impact on ETR
Adjusted IFRS operating profit (loss) based on longer-term investment returns	2,164	1,919	1,634	(890)	4,827
Non-operating loss	(527)	(180)	(474)	(11)	(1,192)
Profit (loss) before tax	1,637	1,739	1,160	(901)	3,635
Expected tax rate	22%	21%	19%	19%	21%
Tax at the expected rate	360	365	220	(171)	774	21.3%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(34)	(17)	(6)	(2)	(59)	(1.6)%
Deductions not allowable for tax purposes	39	3	15	10	67	1.8%
Items related to taxation of life insurance businessesnote (ii)	(13)	(83)	(2)	–	(98)	(2.7)%
Deferred tax adjustments	(11)	–	2	(30)	(39)	(1.1)%
Effect of results of joint ventures and associatesnote (iii)	(63)	–	(3)	2	(64)	(1.8)%
Irrecoverable withholding taxesnote (iv)	–	–	–	47	47	1.3%
Other	(3)	–	3	3	3	0.1%
Total	(85)	(97)	9	30	(143)	(4.0)%

Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	–	(17)	(11)	14	(14)	(0.4)%
Movements in provisions for open tax mattersnote (v)	2	4	(2)	1	5	0.2%
Total	2	(13)	(13)	15	(9)	(0.2)%

Total actual tax charge (credit)	277	255	216	(126)	622	17.1%
Analysed into:

Tax on adjusted IFRS operating profit based on longer-term investment returns	308	301	313	(130)	792
Tax on non-operating profit	(31)	(46)	(97)	4	(170)
Actual tax rate:
Adjusted IFRS operating profit based on longer-term investment returns:
Including non-recurring tax reconciling items	14%	16%	19%	15%	16%
Excluding non-recurring tax reconciling items	14%	16%	20%	16%	16%
Total profit	17%	15%	19%	14%	17%
*
Other operations include restructuring costs.

Notes
(i)
Impact of US tax reform
The 2018 tax charge for US operations reflects the full impact of the US tax reform package, the Tax Cuts and Jobs Act, which was enacted in December 2017 and took effect from 1 January 2018. The expected tax rate of 21 per cent reflects the reduced US corporate income tax rate compared to 35 per cent for 2017. The benefit of the dividend received deduction (shown in Items related to the taxation of life insurance businesses) is lower in 2018 than 2017 reflecting the changes to how this deduction is computed. In 2017, the reduction in the US corporate income tax rate gave rise to a £445 million unfavourable reconciling item in US operations relating to the remeasurement of the net deferred tax asset attributable to shareholders and a £134 million benefit recognised in other comprehensive income.

(ii)
Items related to taxation of life insurance businesses
The £83 million (2017: £238 million) reconciling item in US operations reflects the impact of the dividend received deduction on the taxation of profits from variable annuity business. The principal reason for the reduction in the Asia operations reconciling items from £92 million at 2017 to £13 million at 2018 reflects non-operating investment losses in Hong Kong which do not attract tax relief offsetting the benefit of operating profits due to the taxable profit being computed as 5 per cent of net insurance premiums.

(iii)
Effects of results of joint ventures and associates
Profit before tax includes Prudential’s share of profits after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item in the table above.

(iv)
Irrecoverable withholding taxes
The £47 million (2017: £54 million) adverse reconciling items reflects local withholding taxes on dividends paid by certain non-UK subsidiaries, principally Indonesia, to the UK. The dividends are exempt from UK tax and consequently the withholding tax cannot be offset against UK tax payments.

(v)
Movements in provisions for open tax matters
The complexity of the tax laws and regulations that relate to our businesses means that from time to time we may disagree with tax authorities on the technical interpretation of a particular area of tax law. This uncertainty means that in the normal course of business the Group will have matters where, upon ultimate resolution of the uncertainty, the amount of profit subject to tax may be greater than the amounts reflected in the Group’s submitted tax returns. The statement of financial position contains the following provisions in relation to open tax matters:

£m
At 31 December 2017	(139)
Movements in the current period included in:
Tax charge attributable to shareholders	(5)
Other movements*	(5)
At 31 December 2018	(149)
*
Other movements include interest arising on open tax matters and amounts included in the Group’s share of profits from joint ventures and associates, net of related tax.

	2017 £m
	Asia operations	US operations	UK and Europe	Other operations*	Total attributable to shareholders	Percentage impact on ETR
Adjusted IFRS operating profit (loss) based on longer-term investment returns	1,975	2,224	1,378	(878)	4,699
Non-operating profit (loss)	53	(1,462)	(14)	20	(1,403)
Profit (loss) before tax	2,028	762	1,364	(858)	3,296
Expected tax rate	21%	35%	19%	19%	24%
Tax at the expected rate	426	267	259	(163)	789	23.9%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(64)	(11)	(2)	(14)	(91)	(2.8)%
Deductions not allowable for tax purposes	26	6	13	10	55	1.7%
Items related to taxation of life insurance businesses	(92)	(238)	(2)	-	(332)	(10.1)%
Deferred tax adjustments	11	17	(1)	(5)	22	0.7%
Effect of results of joint ventures and associates	(52)	-	(3)	-	(55)	(1.7)%
Irrecoverable withholding taxes	-	-	-	54	54	1.6%
Other	(10)	-	6	(1)	(5)	(0.1)%
Total	(181)	(226)	11	44	(352)	(10.7)%

Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	(3)	(15)	(3)	(3)	(24)	(0.7)%
Movements in provisions for open tax matters	19	25	-	-	44	1.3%
Impact of US tax reform	-	445	-	-	445	13.5%
Adjustments in relation to business disposals	(8)	12	-	-	4	0.1%
Total	8	467	(3)	(3)	469	14.2%

Total actual tax charge (credit)	253	508	267	(122)	906	27.4%
Analysed into:

Tax on adjusted IFRS operating profit based on longer-term investment returns	276	548	268	(121)	971
Tax on non-operating profit	(23)	(40)	(1)	(1)	(65)
Actual tax rate:
Adjusted IFRS operating profit based on longer-term investment returns:
Including non-recurring tax reconciling items	14%	25%	19%	14%	21%
Excluding non-recurring tax reconciling items	13%	24%	20%	13%	20%
Total profit	12%	67%	20%	14%	27%
*
Other operations include restructuring costs.

B5
Earnings per share

		2018
		Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
		£m	£m	£m	£m	Pence	Pence
	Note	B1.1	B4
Based on adjusted IFRS operating profit based on longer-term investment returns		4,827	(792)	(3)	4,032	156.6p	156.5p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(558)	53	–	(505)	(19.7)p	(19.7)p
Amortisation of acquisition accounting adjustments		(46)	9	–	(37)	(1.4)p	(1.4)p
Loss on disposal of businesses and corporate transactions	D1.1	(588)	108	–	(480)	(18.6)p	(18.6)p
Based on profit for the year		3,635	(622)	(3)	3,010	116.9p	116.8p

		2017
		Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
		£m	£m	£m	£m	Pence	Pence
	Note	B1.1	B4
Based on adjusted IFRS operating profit based on longer-term investment returns		4,699	(971)	(1)	3,727	145.2p	145.1p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,563)	572	–	(991)	(38.6)p	(38.6)p
Amortisation of acquisition accounting adjustments		(63)	20	–	(43)	(1.7)p	(1.7)p
Cumulative exchange gain on the sold Korea life business recycled from other comprehensive income		61	–	–	61	2.4p	2.4p
Profit attaching to the disposal of businesses	D1.1	162	(82)	–	80	3.1p	3.1p
Impact of US tax reform	B4	–	(445)	–	(445)	(17.3)p	(17.3)p
Based on profit for the year		3,296	(906)	(1)	2,389	93.1p	93.0p

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share, which excludes those held in employee share trusts and consolidated unit trusts and OEICs, is set out as below:

	2018	2017
Weighted average number (in millions) of shares for calculation of:
Basic earnings per share	2,575	2,567
Shares under option at end of year	5	6
Number of shares that would have been issued at fair value on assumed option price	(4)	(5)
Diluted earnings per share	2,576	2,568

B6
Dividends

	2018		2017
	Pence per share	£m	Pence per share	£m
Dividends relating to reporting year:
First interim ordinary dividend	15.67p	406	14.50p	375
Second interim ordinary dividend	33.68p	873	32.50p	841
Total	49.35p	1,279	47.00p	1,216
Dividends paid in reporting year:
Current year first interim ordinary dividend	15.67p	404	14.50p	373
Second interim ordinary dividend for prior year	32.50p	840	30.57p	786
Total	48.17p	1,244	45.07p	1,159

Dividend per share
For the year ended 31 December 2017 the second interim ordinary dividend of 32.50 pence per ordinary share was paid to eligible shareholders on 18 May 2018. The 2018 first interim ordinary dividend of 15.67 pence per ordinary share was paid to eligible shareholders on 27 September 2018.

The second interim ordinary dividend for the year ended 31 December 2018 of 33.68 pence per ordinary share will be paid on 17 May 2019 in sterling to shareholders on the UK register and the Irish branch register on 29 March 2019 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 24 May 2019. The second interim ordinary dividend will be paid on or about 24 May 2019 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 12 March 2019. The exchange rate at which the dividend payable to the SG Shareholders will be translated into Singapore dollars, will be determined by CDP.

Shareholders on the UK register and Irish branch register are eligible to participate in a Dividend Reinvestment Plan.

C
Balance sheet notes

C1
Analysis of Group statement of financial position by segment

		31 Dec 2018 £m						31 Dec 2017 £m
		Asia	US	UK and Europe	Unallocated to a segment (central operations)	Elimination of intra- group debtors and creditors	Group total	Group total
By operating segment	Note	C2.1	C2.2	C2.3	note
Assets
Goodwill	C5.1	498	–	1,359	–	–	1,857	1,482
Deferred acquisition costs and other intangible assets	C5.2	2,937	8,747	195	44	–	11,923	11,011
Property, plant and equipment		129	246	1,031	3	–	1,409	789
Reinsurers' share of insurance contract liabilities		2,777	6,662	2,812	2	(1,109)	11,144	9,673
Deferred tax assets	C8	119	2,295	126	55	–	2,595	2,627
Current tax recoverable		26	311	244	118	(81)	618	613
Accrued investment income		664	498	1,511	76	–	2,749	2,676
Other debtors		2,978	238	4,189	1,968	(5,285)	4,088	2,963
Investment properties		5	6	17,914	–	–	17,925	16,497
Investment in joint ventures and associates accounted for using the equity method		991	–	742	–	–	1,733	1,416
Loans	C3.3	1,377	11,066	5,567	–	–	18,010	17,042
Equity securities and portfolio holdings in unit trusts		32,150	128,657	53,810	116	–	214,733	223,391
Debt securities	C3.2	45,839	41,594	85,956	1,967	–	175,356	171,374
Derivative assets		296	574	2,513	111	–	3,494	4,801
Other investments		–	927	5,585	–	–	6,512	5,622
Deposits		1,224	92	10,320	160	–	11,796	11,236
Assets held for sale*		–	–	10,578	–	–	10,578	38
Cash and cash equivalents		2,189	3,005	4,749	2,182	–	12,125	10,690
Total assets		94,199	204,918	209,201	6,802	(6,475)	508,645	493,941

Total equity		6,428	5,624	8,700	(3,485)	–	17,267	16,094
Liabilities
Insurance contract liabilities	C4.1	72,349	182,432	68,957	37	(1,109)	322,666	328,172
Investment contract liabilities with discretionary participation features	C4.1	375	–	67,038	–	–	67,413	62,677
Investment contract liabilities without discretionary participation features	C4.1	492	3,168	15,560	2	–	19,222	20,394
Unallocated surplus of with-profits funds	C4.1	2,511	–	13,334	–	–	15,845	16,951
Core structural borrowings of shareholder-financed businesses	C6.1	–	196	–	7,468	–	7,664	6,280
Operational borrowings attributable to shareholder-financed businesses	C6.2	61	328	106	503	–	998	1,791
Borrowings attributable to with-profits businesses	C6.2	19	–	3,921	–	–	3,940	3,716
Obligations under funding, securities lending and sale and repurchase agreements		–	5,765	1,224	–	–	6,989	5,662
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		2,617	–	9,013	21	–	11,651	8,889
Deferred tax liabilities	C8	1,257	1,688	1,061	16	–	4,022	4,715
Current tax liabilities		133	115	326	75	(81)	568	537
Accruals, deferred income and other liabilities		7,641	5,324	6,442	1,126	(5,285)	15,248	14,185
Provisions		251	23	743	61	–	1,078	1,123
Derivative liabilities		65	255	2,208	978	–	3,506	2,755
Liabilities held for sale*		–	–	10,568	–	–	10,568	–
Total liabilities		87,771	199,294	200,501	10,287	(6,475)	491,378	477,847
Total equity and liabilities		94,199	204,918	209,201	6,802	(6,475)	508,645	493,941
*
Assets held for sale of £10,578 million includes £10,568 million in respect of the reinsured UK annuity business. The corresponding policyholder and other liabilities of £10,568 million is reflected in liabilities held for sale (see note D1.1).
Note
Unallocated to a segment includes central operations, Prudential Capital and Africa operations as per note B1.3.

C2
Analysis of segment statement of financial position by business type

C2.1
Asia

		31 Dec 2018 £m							31 Dec 2017 £m
		Insurance
	Note	With-profits business*	Unit-linked assets and liabilities	Other business	Total	Asset management	Eliminations	Total	Total
Assets
Goodwill		–	–	251	251	247	–	498	305
Deferred acquisition costs and other intangible assets		56	–	2,870	2,926	11	–	2,937	2,540
Property, plant and equipment		90	–	34	124	5	–	129	125
Reinsurers' share of insurance contract liabilities		63	–	2,714	2,777	–	–	2,777	1,960
Deferred tax assets		–	1	108	109	10	–	119	112
Current tax recoverable		–	2	23	25	1	–	26	58
Accrued investment income		254	51	327	632	32	–	664	595
Other debtors		1,676	730	535	2,941	77	(40)	2,978	2,675
Investment properties		–	–	5	5	–	–	5	5
Investment in joint ventures and associates accounted for using the equity method		–	–	827	827	164	–	991	912
Loans	C3.3	792	–	585	1,377	–	–	1,377	1,317
Equity securities and portfolio holdings in unit trusts		17,165	12,804	2,146	32,115	35	–	32,150	29,976
Debt securities	C3.2	27,204	3,981	14,583	45,768	71	–	45,839	40,982
Derivative assets		201	4	91	296	–	–	296	113
Deposits		250	455	458	1,163	61	–	1,224	1,291
Cash and cash equivalents		870	326	874	2,070	119	–	2,189	1,934
Total assets		48,621	18,354	26,431	93,406	833	(40)	94,199	84,900
Total equity		–	–	5,868	5,868	560	–	6,428	5,926
Liabilities
Insurance contract liabilities		40,389	15,876	16,084	72,349	–	–	72,349	63,468
Investment contract liabilities with discretionary participation features	C4.1(b)	375	–	–	375	–	–	375	337
Investment contract liabilities without discretionary participation features	C4.1(b)	–	492	–	492	–	–	492	328
Unallocated surplus of with-profits funds		2,511	–	–	2,511	–	–	2,511	3,474
Operational borrowings attributable to shareholder-financed businesses		–	50	11	61	–	–	61	50
Borrowings attributable to with-profits businesses		19	–	–	19	–	–	19	10
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		1,242	1,024	351	2,617	–	–	2,617	3,631
Deferred tax liabilities		812	21	422	1,255	2	–	1,257	1,152
Current tax liabilities		27	–	93	120	13	–	133	122
Accruals, deferred income and other liabilities		3,138	889	3,475	7,502	179	(40)	7,641	6,069
Provisions		57	–	115	172	79	–	251	254
Derivative liabilities		51	2	12	65	–	–	65	79
Total liabilities		48,621	18,354	20,563	87,538	273	(40)	87,771	78,974
Total equity and liabilities		48,621	18,354	26,431	93,406	833	(40)	94,199	84,900
*
The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

C2.2
US

		31 Dec 2018 £m						31 Dec 2017 £m
		Insurance
	Note	Variable annuity separate account assets and liabilities	Fixed annuity, GICs and other business	Total	Asset management	Eliminations	Total	Total
Assets
Goodwill		–	–	–	–	–	–	–
Deferred acquisition costs and other intangible assets		–	8,747	8,747	–	–	8,747	8,219
Property, plant and equipment		–	243	243	3	–	246	214
Reinsurers' share of insurance contract liabilities		–	6,662	6,662	–	–	6,662	6,424
Deferred tax assets		–	2,271	2,271	24	–	2,295	2,300
Current tax recoverable		–	309	309	2	–	311	298
Accrued investment income		–	493	493	5	–	498	492
Other debtors		–	230	230	76	(68)	238	248
Investment properties		–	6	6	–	–	6	5
Loans	C3.3	–	11,066	11,066	–	–	11,066	9,630
Equity securities and portfolio holdings in unit trusts		128,220	433	128,653	4	–	128,657	130,630
Debt securities	C3.2	–	41,594	41,594	–	–	41,594	35,378
Derivative assets		–	574	574	–	–	574	1,611
Other investments		–	926	926	1	–	927	848
Deposits		–	–	–	92	–	92	43
Cash and cash equivalents		–	2,976	2,976	29	–	3,005	1,658
Total assets		128,220	76,530	204,750	236	(68)	204,918	197,998
Total equity		–	5,584	5,584	40	–	5,624	5,248
Liabilities
Insurance contract liabilities		128,220	54,212	182,432	–	–	182,432	177,728
Investment contract liabilities without discretionary participation features	C4.1(c)	–	3,168	3,168	–	–	3,168	2,996
Core structural borrowings of shareholder-financed businesses		–	196	196	–	–	196	184
Operational borrowings attributable to shareholder-financed businesses		–	328	328	–	–	328	508
Obligations under funding, securities lending and sale and repurchase agreements		–	5,765	5,765	–	–	5,765	4,304
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		–	–	–	–	–	–	–
Deferred tax liabilities		–	1,688	1,688	–	–	1,688	1,845
Current tax liabilities		–	114	114	1	–	115	47
Accruals, deferred income and other liabilities		–	5,197	5,197	195	(68)	5,324	5,109
Provisions		–	23	23	–	–	23	24
Derivative liabilities		–	255	255	–	–	255	5
Total liabilities		128,220	70,946	199,166	196	(68)	199,294	192,750
Total equity and liabilities		128,220	76,530	204,750	236	(68)	204,918	197,998

C2.3
UK and Europe

		31 Dec 2018 £m							31 Dec 2017 £m
		Insurance
			Other funds and subsidiaries
	Note	With-profits business*	Unit-linked assets and liabilities	Annuity and other long-term business	Total	Asset management	Eliminations	Total	Total
Assets
Goodwill		206	–	–	206	1,153	–	1,359	1,177
Deferred acquisition costs and other intangible assets		83	–	94	177	18	–	195	210
Property, plant and equipment		895	–	39	934	97	–	1,031	447
Reinsurers' share of insurance contract liabilities		1,131	115	1,566	2,812	–	–	2,812	2,521
Deferred tax assets		61	–	45	106	20	–	126	157
Current tax recoverable		58	6	174	238	6	–	244	244
Accrued investment income		1,010	116	378	1,504	7	–	1,511	1,558
Other debtors		2,102	575	641	3,318	1,011	(140)	4,189	3,118
Investment properties		15,635	618	1,661	17,914	–	–	17,914	16,487
Investment in joint ventures and associates accounted for using the equity method		705	–	–	705	37	–	742	504
Loans	C3.3	3,853	–	1,714	5,567	–	–	5,567	5,986
Equity securities and portfolio holdings in unit trusts		41,090	12,477	20	53,587	223	–	53,810	62,670
Debt securities	C3.2	53,798	10,512	21,646	85,956	–	–	85,956	92,707
Derivative assets		1,957	1	555	2,513	–	–	2,513	2,954
Other investments		5,573	10	1	5,584	1	–	5,585	4,774
Deposits		8,530	1,101	689	10,320	–	–	10,320	9,540
Assets held for sale		10	–	10,568	10,578	–	–	10,578	38
Cash and cash equivalents		3,520	190	688	4,398	351	–	4,749	5,808
Total assets		140,217	25,721	40,479	206,417	2,924	(140)	209,201	210,900
Total equity		–	–	6,540	6,540	2,160	–	8,700	8,245
Liabilities
Insurance contract liabilities	C4.1(d)	43,775	5,219	19,963	68,957	–	–	68,957	88,180
Investment contract liabilities with discretionary participation features	C4.1(d)	67,018	–	20	67,038	–	–	67,038	62,340
Investment contract liabilities without discretionary participation features	C4.1(d)	2	15,498	60	15,560	–	–	15,560	17,069
Unallocated surplus of with-profits funds		13,334	–	–	13,334	–	–	13,334	13,477
Operational borrowings attributable to shareholder-financed businesses		–	4	102	106	–	–	106	148
Borrowings attributable to with-profits businesses		3,921	–	–	3,921	–	–	3,921	3,706
Obligations under funding, securities lending and sale and repurchase agreements		999	–	225	1,224	–	–	1,224	1,358
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		4,349	4,643	21	9,013	–	–	9,013	5,243
Deferred tax liabilities		892	–	147	1,039	22	–	1,061	1,703
Current tax liabilities		29	–	269	298	28	–	326	377
Accruals deferred income and other liabilities		4,601	354	1,141	6,096	486	(140)	6,442	6,609
Provisions		32	–	484	516	227	–	743	784
Derivative liabilities		1,265	3	939	2,207	1	–	2,208	1,661
Liabilities held for sale		–	–	10,568	10,568	–	–	10,568	–
Total liabilities		140,217	25,721	33,939	199,877	764	(140)	200,501	202,655
Total equity and liabilities		140,217	25,721	40,479	206,417	2,924	(140)	209,201	210,900
*
Includes the Scottish Amicable Insurance Fund which, at 31 December 2018, had total assets and liabilities of £4,844 million (2017: £5,768 million). The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The UK with-profits fund includes £9.5 billion (2017: £10.6 billion) of non-profits annuities liabilities.

C3
Assets and liabilities

C3.1
Group assets and liabilities – measurement

(a)
Determination of fair value
The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments or by using quotations from independent third parties such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Other than the loans which have been designated at fair value through profit or loss, the loans and receivables have been shown net of provisions for impairment. The fair value of loans have been estimated from discounted cash flows expected to be received. The discount rate is updated for the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group’s qualified surveyors.

The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

(b)
Fair value measurement hierarchy of Group assets and liabilities
Assets and liabilities carried at fair value on the statement of financial position
The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13, ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Financial instruments at fair value

	31 Dec 2018 £m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Loans	–	–	1,703	1,703
Equity securities and portfolio holdings in unit trusts	52,320	5,447	488	58,255
Debt securities	31,210	48,981	811	81,002
Other investments (including derivative assets)	143	3,263	4,325	7,731
Derivative liabilities	(85)	(1,231)	–	(1,316)
Total financial investments, net of derivative liabilities	83,588	56,460	7,327	147,375
Percentage of total	57%	38%	5%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	152,987	505	9	153,501
Debt securities	4,766	9,727	–	14,493
Other investments (including derivative assets)	6	3	6	15
Derivative liabilities	(2)	(3)	–	(5)
Total financial investments, net of derivative liabilities	157,757	10,232	15	168,004
Percentage of total	94%	6%	0%	100%
Non-linked shareholder-backed
Loans	–	–	3,050	3,050
Equity securities and portfolio holdings in unit trusts	2,957	2	18	2,977
Debt securities	17,687	61,803	371	79,861
Other investments (including derivative assets)	61	1,258	941	2,260
Derivative liabilities	(2)	(1,760)	(423)	(2,185)
Total financial investments, net of derivative liabilities	20,703	61,303	3,957	85,963
Percentage of total	24%	71%	5%	100%

Group total analysis, including other financial liabilities held at fair value
Loans	–	–	4,753	4,753
Equity securities and portfolio holdings in unit trusts	208,264	5,954	515	214,733
Debt securities	53,663	120,511	1,182	175,356
Other investments (including derivative assets)	210	4,524	5,272	10,006
Derivative liabilities	(89)	(2,994)	(423)	(3,506)
Total financial investments, net of derivative liabilities	262,048	127,995	11,299	401,342
Investment contract liabilities without discretionary participation features held at fair value	–	(16,054)	–	(16,054)
Borrowings attributable to with-profits businesses	–	–	(1,606)	(1,606)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(6,852)	(3,811)	(988)	(11,651)
Other financial liabilities held at fair value	–	(2)	(3,404)	(3,406)
Total financial instruments at fair value	255,196	108,128	5,301	368,625
Percentage of total	70%	29%	1%	100%

	31 Dec 2017 £m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Loans	–	–	2,023	2,023
Equity securities and portfolio holdings in unit trusts	57,347	4,470	351	62,168
Debt securities	29,143	45,602	348	75,093
Other investments (including derivative assets)	68	3,638	3,540	7,246
Derivative liabilities	(68)	(615)	–	(683)
Total financial investments, net of derivative liabilities	86,490	53,095	6,262	145,847
Percentage of total	60%	36%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	158,631	457	10	159,098
Debt securities	4,993	5,226	–	10,219
Other investments (including derivative assets)	12	4	8	24
Derivative liabilities	–	(1)	–	(1)
Total financial investments, net of derivative liabilities	163,636	5,686	18	169,340
Percentage of total	97%	3%	0%	100%
Non-linked shareholder-backed
Loans	–	–	2,814	2,814
Equity securities and portfolio holdings in unit trusts	2,105	10	10	2,125
Debt securities	21,443	64,313	306	86,062
Other investments (including derivative assets)	7	2,270	876	3,153
Derivative liabilities	–	(1,559)	(512)	(2,071)
Total financial investments, net of derivative liabilities	23,555	65,034	3,494	92,083
Percentage of total	25%	71%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Loans	–	–	4,837	4,837
Equity securities and portfolio holdings in unit trusts	218,083	4,937	371	223,391
Debt securities	55,579	115,141	654	171,374
Other investments (including derivative assets)	87	5,912	4,424	10,423
Derivative liabilities	(68)	(2,175)	(512)	(2,755)
Total financial investments, net of derivative liabilities	273,681	123,815	9,774	407,270
Investment contract liabilities without discretionary participation features held at fair value	–	(17,397)	–	(17,397)
Borrowings attributable to with-profits businesses	–	–	(1,887)	(1,887)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(4,836)	(3,640)	(413)	(8,889)
Other financial liabilities held at fair value	–	–	(3,031)	(3,031)
Total financial instruments at fair value	268,845	102,778	4,443	376,066
Percentage of total	72%	27%	1%	100%

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for £40,849 million (31 December 2017: £35,293 million) of debt securities classified as available-for-sale.

Investment properties at fair value
	31 Dec £m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
2018	–	–	17,925	17,925
2017	–	–	16,497	16,497

(c)
Valuation approach for level 2 fair valued assets and liabilities
A significant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described below in this note with the objective of arriving at a fair value measurement that reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Of the total level 2 debt securities of £120,511 million at 31 December 2018 (31 December 2017: £115,141 million), £15,425 million are valued internally (31 December 2017: £13,910 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d)
Fair value measurements for level 3 fair valued assets and liabilities

Valuation approach for level 3 fair valued assets and liabilities
Financial instruments at fair value
Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. The valuation techniques used include comparison to recent arm’s-length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement that reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time a significant volume of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued.

In accordance with the Group’s risk management framework, the estimated fair value of derivative financial instruments valued internally using standard market practices are subject to assessment against external counterparties’ valuations.

At 31 December 2018, the Group held £5,301 million (31 December 2017: £4,443 million) of net financial instruments at fair value within level 3. This represents 1 per cent (31 December 2017: 1 per cent) of the total fair valued financial assets net of fair valued financial liabilities. The principal financial assets, net of corresponding liabilities, classified as fair value within level 3 as of 31 December 2018 are described below:

(i)
£1,702 million of loans (31 December 2017: £1,983 million) and a corresponding £1,606 million (31 December 2017: £1,887 million) of borrowings are held by a subsidiary of the Group’s UK with-profits fund, attaching to a portfolio of buy-to-let mortgages and other loans financed largely by external third-party (non-recourse) borrowings. See note C3.3(c) for further details. The Group’s exposure is limited to the investment held by the UK with-profits fund, rather than to the individual loans and borrowings themselves. The fair value movements of these loans and borrowings have no effect on shareholders’ profit and equity. The most significant non observable inputs to the mortgage fair value are the level of future defaults and prepayments by the mortgage holders.

(ii)
Loans of £2,783 million at 31 December 2018 (31 December 2017: £2,512 million), measured as the loan outstanding balance, plus accrued investment income, attached to acquired REALIC business and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,941 million at 31 December 2018 (31 December 2017: £2,664 million) is also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

(iii)
Excluding the above, the level 3 fair valued financial assets net of financial liabilities are £5,363 million (31 December 2017: £4,499 million). Of this amount, a net liability of £(298) million (31 December 2017: net liability of £(117) million) is internally valued, representing less than 0.1 per cent of the total fair valued financial assets net of financial liabilities (31 December 2017: less than 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net asset/liability are:

a)
Debt securities of £582 million (31 December 2017: £500 million), which are either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).
b)
Private equity and venture investments in both debt and equity securities of £512 million (31 December 2017: £217 million) which are valued internally using discounted cash flows based on management information available for these investments. The significant unobservable inputs include the determination of expected future cash flows on the investments being valued, determination of the probability of counterparty default and prepayments and the selection of appropriate discount rates. The valuation is performed in accordance with International Private Equity and Venture Capital Association Valuation guidelines. These investments are principally held by consolidated investment funds that are managed on behalf of third parties.
c)
Equity release mortgage loan investments of £268 million and a corresponding loan liability backed by these investments of £(354) million (31 December 2017: £302 million loan investments and a corresponding liability of £(385) million) which are valued internally using the discounted cash flow models. The inputs that are significant to the valuation of these investments are primarily the economic assumptions, being the discount rate (risk-free rate plus a liquidity premium) and property values.
d)
Liabilities of £(898) million (31 December 2017: £(403) million) for the net asset value attributable to external unit holders in respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.
e)
Derivative liabilities of £(423) million (31 December 2017: £(512) million) which are valued internally using the discounted cash flow method in line with standard market practices but are subject to independent assessment against external counterparties’ valuations.
f)
Other sundry individual financial investments of £15 million (31 December 2017: £164 million).
Of the internally valued net liability referred to above of £(298) million (31 December 2017: net liability of £(117) million):
–
A net liability of £(53) million (31 December 2017: net asset £67 million) is held by the Group’s participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments; and

A net liability of £(245) million (31 December 2017: £(184) million) is held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally decreased by 10 per cent, the change in valuation would be £24 million (31 December 2017: £18 million), which would reduce shareholders’ equity by this amount before tax. All this amount passes through the income statement substantially as part of short-term fluctuations in investment returns outside of adjusted IFRS operating profit based on longer-term investment returns.

Other assets at fair value – investment properties
The investment properties of the Group are principally held by the UK and Europe insurance operations that are externally valued by professionally qualified external valuers using the Royal Institution of Chartered Surveyors (RICS) valuation standards. An ‘income capitalisation’ technique is predominantly applied for these properties. This technique calculates the value through the yield and rental value depending on factors such as the lease length, building quality, covenant and location. The variables used are compared to recent transactions with similar features to those of the Group’s investment properties. As the comparisons are not with properties that are virtually identical to the Group’s investment properties, adjustments are made by the valuers where appropriate to the variables used. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of the properties.

(e)
Transfers into and transfers out of levels
The Group’s policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During the year, the transfers between levels within the Group’s portfolio were primarily transfers from level 1 to level 2 of £908 million and transfers from level 2 to level 1 of £976 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observed valuation inputs and in certain cases, the change in the level of trading activities of the securities.

In addition, the transfers into level 3 during the year were £8 million and the transfers out of level 3 were £30 million. These transfers were primarily between levels 3 and 2 for derivative liabilities.

(f)
Valuation processes applied by the Group
The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by business unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C3.2
Debt securities

This note provides analysis of the Group’s debt securities, including asset-backed securities and sovereign debt securities.

With the exception of certain debt securities for US insurance operations classified as ‘available-for-sale’ under IAS 39 as disclosed in notes C3.2(b) to (d) below, the Group’s debt securities are carried at fair value through profit or loss.

(a)
Credit rating
Debt securities are analysed below according to external credit ratings issued, with equivalent ratings issued by different ratings agencies grouped together. Standard & Poor’s ratings have been used where available, if this isn’t the case Moody’s and then Fitch have been used as alternatives. For the US, NAIC ratings have also been used where relevant. In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-. Debt securities with no external credit rating are classified as ‘Other’.

	31 Dec 2018 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total
Asia
With-profits	2,873	12,379	4,142	3,760	1,747	2,303	27,204
Unit-linked	817	100	492	1,431	426	715	3,981
Non-linked shareholder-backed	1,034	3,552	3,717	2,934	2,202	1,144	14,583
Asset management	11	-	60	-	-	-	71
US
Non-linked shareholder-backed	678	7,383	10,286	14,657	1,429	7,161	41,594
UK and Europe
With-profits	6,890	9,332	11,779	14,712	2,891	8,194	53,798
Unit-linked	1,041	2,459	2,215	3,501	395	901	10,512
Non-linked shareholder-backed	3,007	6,413	4,651	1,515	158	5,902	21,646
Other operations	619	1,089	151	41	49	18	1,967
Total debt securities	16,970	42,707	37,493	42,551	9,297	26,338	175,356

	31 Dec 2017 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total
Asia:
With-profits	2,504	10,641	3,846	3,234	1,810	2,397	24,432
Unit-linked	528	103	510	1,429	372	565	3,507
Non-linked shareholder-backed	990	2,925	3,226	2,970	1,879	1,053	13,043
US:
Non-linked shareholder-backed	368	6,352	9,578	12,311	1,000	5,769	35,378
UK and Europe:
With-profits	6,492	9,378	11,666	12,856	2,877	7,392	50,661
Unit-linked	670	2,732	1,308	1,793	91	117	6,711
Non-linked shareholder-backed	5,118	11,005	9,625	3,267	258	6,062	35,335
Other operations	742	1,264	182	67	36	16	2,307
Total debt securities	17,412	44,400	39,941	37,927	8,323	23,371	171,374
The credit ratings, information or data contained in this report which are attributed and specifically provided by Standard &Poor’s, Moody’s and Fitch Solutions and their respective affiliates and suppliers (‘Content Providers’) is referred to here as the ‘Content’. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability of an investment or security and should not be relied on as investment advice.

Securities with credit ratings classified as ‘Other’ can be further analysed as follows:
			31 Dec 2018 £m	31 Dec 2017 £m
Asia – non-linked shareholder-backed
Internally rated:
Government bonds			36	25
Corporate bonds – rated as investment grade by local external ratings agencies			978	959
Other			130	69
Total Asia non-linked shareholder-backed			1,144	1,053

	31 Dec 2018 £m			31 Dec 2017 £m
	Mortgage -backed securities	Other securities	Total	Total
US
Implicit ratings of other US debt securities based on NAIC* valuations (see below)
NAIC 1	2,148	2,858	5,006	3,918
NAIC 2	2	2,116	2,118	1,794
NAIC 3-6	2	35	37	57
Total US†	2,152	5,009	7,161	5,769
*
The Securities Valuation Office of the NAIC classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.
†
Mortgage-backed securities totalling £1,947 million at 31 December 2018 have credit ratings issued by Standard & Poor’s of BBB- or above and hence are designated as investment grade. Other securities totalling £4,974 million at 31 December 2018 with NAIC ratings 1 or 2 are also designated as investment grade.

	31 Dec 2018 £m	31 Dec 2017 £m
UK and Europe
Internal ratings or unrated
AAA to A-	8,150	7,994
BBB to B-	3,034	3,141
Below B- or unrated	3,813	2,436
Total UK and Europe	14,997	13,571

(b)
Additional analysis of US insurance operations debt securities

	31 Dec 2018 £m	31 Dec 2017 £m

Corporate and government security and commercial loans:
Government	5,465	4,835
Publicly traded and SEC Rule 144A securities*	26,196	22,849
Non-SEC Rule 144A securities	6,329	4,468
Asset-backed securities (see note (e))	3,604	3,226
Total US debt securities†	41,594	35,378
*
A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
†
Debt securities for US operations included in the statement of financial position comprise:

	31 Dec 2018 £m	31 Dec 2017 £m
Available-for-sale	40,849	35,293
Fair value through profit or loss	745	85
Total US debt securities	41,594	35,378

Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

(c)
Movements in unrealised gains and losses on Jackson available-for-sale securities
The movement in the statement of financial position value for debt securities classified as available-for-sale was from a net unrealised gain of £1,205 million to a net unrealised loss of £414 million as analysed in the table below.

		Reflected as part of movement in other comprehensive income
	2018	Foreign exchange translation	Changes in unrealised appreciation†	2017
	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	25,330			6,325
Unrealised gain (loss)	(925)	(43)	(776)	(106)
Fair value (as included in statement of financial position)	24,405			6,219
Assets fair valued at or above book value
Book value*	15,933			27,763
Unrealised gain (loss)	511	41	(841)	1,311
Fair value (as included in statement of financial position)	16,444			29,074
Total
Book value*	41,263			34,088
Net unrealised gain (loss)	(414)	(2)	(1,617)	1,205
Fair value (as included in the footnote above in the overview table and the statement of financial position)	40,849			35,293
*
Book value represents cost/amortised cost of the debt securities.
†
Translated at the average rate of US$1.3352:£1.00.

(d)
US debt securities classified as available-for-sale in an unrealised loss position
(i)
Fair value of securities as a percentage of book value
The fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	31 Dec 2018 £m		31 Dec 2017 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	23,662	(809)	6,170	(95)
Between 80% and 90%	707	(104)	36	(6)
Below 80%:
Other asset-backed securities	–	–	10	(4)
Corporate bonds	36	(12)	3	(1)
	36	(12)	13	(5)
Total	24,405	(925)	6,219	(106)

(ii)
Unrealised losses by maturity of security

	31 Dec 2018 £m	31 Dec 2017 £m
1 year to 5 years	(72)	(7)
5 years to 10 years	(436)	(41)
More than 10 years	(372)	(39)
Mortgage-backed and other debt securities	(45)	(19)
Total	(925)	(106)

(iii)
Age analysis of unrealised losses for the periods indicated
The age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	31 Dec 2018 £m			31 Dec 2017 £m

	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total

Less than 6 months	(20)	(141)	(161)	(4)	(31)	(35)
6 months to 1 year	(22)	(440)	(462)	(1)	(4)	(5)
1 year to 2 years	(10)	(142)	(152)	–	(49)	(49)
2 years to 3 years	–	(123)	(123)	(1)	(6)	(7)
More than 3 years	(2)	(25)	(27)	–	(10)	(10)
Total	(54)	(871)	(925)	(6)	(100)	(106)

The age analysis as at 31 December, of the securities whose fair values were below 80 per cent of the book value:

	31 Dec 2018 £m		31 Dec 2017 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	32	(10)	2	–
3 months to 6 months	2	(1)	1	(1)
More than 6 months	2	(1)	10	(4)
Total	36	(12)	13	(5)

(e)
Asset-backed securities
The Group’s holdings in Asset-Backed Securities (ABS), which comprise Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS), Collateralised Debt Obligations (CDO) funds and other asset-backed securities are as follows:

	31 Dec 2018 £m	31 Dec 2017 £m
Shareholder-backed business
Asia operationsnote (i)	121	118
US operationsnote (ii)	3,604	3,226
UK and Europe operations (2018: 42% AAA, 13% AA)note (iii)	1,406	1,070
Other operationsnote (iv)	445	589
	5,576	5,003
With-profits business
Asia operationsnote (i)	235	233
UK and Europe operations (2018: 66% AAA, 12% AA)note (iii)	5,270	5,658
	5,505	5,891
Total	11,081	10,894

Notes
(i)
Asia operations
The Asia operations’ exposure to asset-backed securities is primarily held by the with-profits businesses. Of the £235 million (31 December 2017: £233 million), 99.8 per cent (2017: 98.2 per cent) are investment grade.
(ii)
US operations
US operations’ exposure to asset-backed securities at 31 December comprises:

	31 Dec 2018 £m	31 Dec 2017 £m
RMBS
Sub-prime (2018: 1% AAA, 6% AA, 2% A)	96	112
Alt-A (2018: 3% AAA, 42% A)	105	126
Prime including agency (2018: 14% AAA, 62% AA, 10% A)	441	440
CMBS (2018: 80% AAA, 15% AA, 2% A)	1,945	1,579
CDO funds (2018: 13% AA, 24% A), including £nil exposure to sub-prime	13	28
Other ABS (2018: 20% AAA, 14% AA, 49% A), including £77 million exposure to sub-prime	1,004	941
Total	3,604	3,226

(iii)
UK and Europe operations
The majority of holdings of the shareholder-backed business are UK securities and relate to PAC’s annuity business. Of the holdings of the with-profits businesses, £1,823 million (31 December 2017: £1,913 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.

(iv)
Other operations
Other operations’ exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £445 million, 99 per cent (31 December 2017: 96 per cent) are graded AAA.

(f)
Group sovereign debt and bank debt exposure
The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities are analysed as follows:

Exposure to sovereign debts

	31 Dec 2018 £m		31 Dec 2017 £m
	Shareholder-backed business	With-profits funds	Shareholder-backed business	With-profits funds
Italy	–	57	58	63
Spain	36	18	34	18
France	–	50	23	38
Germany*	239	281	693	301
Other Eurozone	103	34	82	31
Total Eurozone	378	440	890	451
United Kingdom	3,226	3,013	5,918	3,287
United States†	5,647	11,858	5,078	10,156
Other, including Asia	5,142	2,745	4,638	2,143
Total	14,393	18,056	16,524	16,037
*
Including bonds guaranteed by the federal government.
†
The exposure to the United States sovereign debt comprises holdings of the US, the UK and Europe and Asia insurance operations.

Exposure to bank debt securities

	31 Dec 2018 £m							31 Dec 2017 £m
	Senior debt			Subordinated debt
Shareholder-backed business	Covered	Senior	Total	Tier 1	Tier 2	Total	Total	Total
Spain	42	64	106	–	–	–	106	68
France	20	119	139	14	3	17	156	86
Germany	30	–	30	6	89	95	125	117
Netherlands	–	69	69	3	1	4	73	71
Other Eurozone	15	2	17	–	–	–	17	15
Total Eurozone	107	254	361	23	93	116	477	357
United Kingdom	550	623	1,173	9	164	173	1,346	1,382
United States	–	2,614	2,614	1	52	53	2,667	2,619
Other, including Asia	–	759	759	109	369	478	1,237	1,163
Total	657	4,250	4,907	142	678	820	5,727	5,521

With-profits funds
Italy	–	38	38	–	–	–	38	31
Spain	–	17	17	–	–	–	17	16
France	6	250	256	1	95	96	352	286
Germany	140	46	186	14	29	43	229	180
Netherlands	–	253	253	12	1	13	266	199
Other Eurozone	–	74	74	–	–	–	74	27
Total Eurozone	146	678	824	27	125	152	976	739
United Kingdom	909	850	1,759	2	433	435	2,194	1,938
United States	–	2,418	2,418	1	311	312	2,730	2,518
Other, including Asia	575	1,459	2,034	339	452	791	2,825	2,531
Total	1,630	5,405	7,035	369	1,321	1,690	8,725	7,726

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables above exclude the proportionate share of sovereign debt holdings of the Group’s joint venture operations.

C3.3
Loans portfolio

(a)
Overview of loans portfolio
Loans are accounted for at amortised cost net of impairment except for:

–
Certain mortgage loans which have been designated at fair value through profit or loss of the UK and Europe insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
–
Certain policy loans of the US insurance operations that are held to back liabilities for funds withheld under reinsurance arrangements and are also accounted on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	31 Dec 2018 £m				31 Dec 2017 £m
	Mortgage loans*	Policy loans†	Other loans‡	Total	Mortgage loans*	Policy loans†	Other loans‡	Total
Asia
With-profits	–	727	65	792	–	613	112	725
Non-linked shareholder-backed	156	226	203	585	177	216	199	592
US
Non-linked shareholder-backed	7,385	3,681	–	11,066	6,236	3,394	–	9,630
UK and Europe
With-profits	2,461	3	1,389	3,853	2,441	4	1,823	4,268
Non-linked shareholder-backed	1,655	–	59	1,714	1,681	–	37	1,718
Other operations	–	–	–	–	–	–	109	109
Total loans securities	11,657	4,637	1,716	18,010	10,535	4,227	2,280	17,042
*
All mortgage loans are secured by properties.
†
In the US £2,783 million (31 December 2017: £2,512 million) policy loans are backing liabilities for funds withheld under reinsurance arrangements and are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impairment.
‡
Other loans held in UK with-profits funds are commercial loans and comprise mainly syndicated loans.

(b)
Additional information on US mortgage loans
In the US, mortgage loans are all commercial mortgage loans that are secured by the following property types: industrial, multi-family residential, suburban office, retail or hotel. The average loan size is £14.0 million (2017: £12.6 million). The portfolio has a current estimated average loan to value of 53 per cent (2017: 55 per cent).

Jackson had no mortgage loans where the contractual terms of the agreements had been restructured at the end of both 2018 and 2017.

(c)
Additional information on UK mortgage loans
The UK with-profits fund invests in an entity that holds a portfolio of buy-to-let mortgage loans. The vehicle financed its acquisitions through the issue of debt instruments, largely to external parties, securitised upon the loans acquired. These third-party borrowings have no recourse to any other assets of the Group and the Group’s exposure is limited to the amount invested by the UK with-profits fund.

By carrying value, £1,237 million of the £1,655 million (31 December 2017: £1,267 million of £1,681 million) mortgage loans held by the UK shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 33 per cent (31 December 2017: 31 per cent).

C4
Policyholder liabilities and unallocated surplus

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group’s statement of financial position:

C4.1
Movement and duration of liabilities

C4.1(a)
Group overview
(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Asia	US	UK and Europe	Total
	£m	£m	£m	£m
	note C4.1(b)	note C4.1(c)	note C4.1(d)
At 1 January 2017	62,784	177,626	169,304	409,714
Comprising:
– Policyholder liabilities on the consolidated statement of financial positionnote (i)	53,716	177,626	157,654	388,996
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	–	11,650	14,317
– Group's share of policyholder liabilities of joint ventures and associatenote (ii)	6,401	–	–	6,401

Premiums	11,863	15,219	14,810	41,892
Surrenders	(3,079)	(10,017)	(6,939)	(20,035)
Maturities/deaths	(1,909)	(2,065)	(7,135)	(11,109)
Net flows	6,875	3,137	736	10,748
Shareholders' transfers post-tax	(54)	–	(233)	(287)
Investment-related items and other movements	8,182	16,251	11,146	35,579
Foreign exchange translation differences	(3,948)	(16,290)	113	(20,125)
At 31 December 2017/1 January 2018	73,839	180,724	181,066	435,629
Comprising:
– Policyholder liabilities on the consolidated statement of financial positionnote (i)
(excludes £32 million classified as unallocated to a segment)	62,898	180,724	167,589	411,211
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,474	–	13,477	16,951
– Group's share of policyholder liabilities of joint ventures and associatenote (ii)	7,467	–	–	7,467
Reclassification of reinsured UK annuity contracts as held for salenote (iii)	–	–	(10,858)	(10,858)

Premiums	13,187	13,940	14,011	41,138
Surrenders	(2,793)	(12,141)	(6,780)	(21,714)
Maturities/deaths	(1,978)	(2,012)	(6,796)	(10,786)
Net flows	8,416	(213)	435	8,638
Addition for closed block of group payout annuities in the USnote (iv)	–	4,143	–	4,143
Shareholders' transfers post-tax	(65)	–	(259)	(324)
Investment-related items and other movements	(2,784)	(9,999)	(5,481)	(18,264)
Foreign exchange translation differences	3,357	10,945	(14)	14,288
At 31 December 2018	82,763	185,600	164,889	433,252
Comprising:
– Policyholder liabilities on the consolidated statement of financial positionnote (i)
(excludes £39 million classified as unallocated to a segment)	72,107	185,600	151,555	409,262
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,511	–	13,334	15,845
– Group's share of policyholder liabilities of joint ventures and associatenote (ii)	8,145	–	–	8,145
Average policyholder liability balancesnote (v)
2018	75,309	182,126	162,287	419,722
2017	65,241	179,175	162,622	407,038

Notes
(i)
The policyholder liabilities of the Asia insurance operations of £72,107 million (31 December 2017: £62,898 million), shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK and Europe insurance operations of £1,109 million (31 December 2017: £1,235 million) to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities are £73,216 million (31 December 2017: £64,133 million).
(ii)
The Group’s investments in joint ventures and associate are accounted for on an equity method basis in the Group’s balance sheet. The Group’s share of the policyholder liabilities as shown above relate to life businesses in China, India and of the Takaful business in Malaysia.
(iii)
The reclassification as held for sale of the reinsured UK annuity business that will be transferred to Rothesay life once the Part VII process is complete reflects the value of policyholder liabilities held at 1 January 2018.
(iv)
In October 2018, Jackson entered into an agreement with John Hancock Life to reinsure 100 per cent of the group payout annuity business. The transaction resulted in an increase to policyholder liabilities of Jackson £4.1 billion at the inception of the contract.
(v)
Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions arising in the year and exclude unallocated surplus of with-profits funds.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year but exclude liabilities that have not been allocated to a reporting segment. The items above are shown gross of external reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders’ liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges. Claims (surrenders, maturities and deaths) represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii)
Analysis of movements in policyholder liabilities for shareholder-backed business

	Asia	US	UK and Europe	Total
	£m	£m	£m	£m
At 1 January 2017	32,851	177,626	56,158	266,635
Premiums	6,064	15,219	2,283	23,566
Surrenders	(2,755)	(10,017)	(2,433)	(15,205)
Maturities/deaths	(1,008)	(2,065)	(2,571)	(5,644)
Net flowsnote (i)	2,301	3,137	(2,721)	2,717
Investment-related items and other movements	3,797	16,251	2,930	22,978
Foreign exchange translation differences	(1,547)	(16,290)	–	(17,837)
At 31 December 2017/1 January 2018	37,402	180,724	56,367	274,493
Comprising:
- Policyholder liabilities on the consolidated statement of financial position (excludes £32 million classified as unallocated to a segment)	29,935	180,724	56,367	267,026
- Group's share of policyholder liabilities relating to joint ventures and associate	7,467	–	–	7,467
Reclassification of reinsured UK annuity contracts as held for salenote (ii)	–	–	(10,858)	(10,858)

Premiums	6,752	13,940	1,486	22,178
Surrenders	(2,455)	(12,141)	(2,016)	(16,612)
Maturities/deaths	(1,046)	(2,012)	(2,244)	(5,302)
Net flowsnote (i)	3,251	(213)	(2,774)	264
Addition for closed block of group payout annuities in the USnote (iii)	–	4,143	–	4,143
Investment-related items and other movements	(1,204)	(9,999)	(1,975)	(13,178)
Foreign exchange translation differences	1,148	10,945	–	12,093
At 31 December 2018	40,597	185,600	40,760	266,957
Comprising:
- Policyholder liabilities on the consolidated statement of financial position
(excludes £39 million classified as unallocated to a segment)	32,452	185,600	40,760	258,812
- Group's share of policyholder liabilities relating to joint ventures and associate	8,145	–	–	8,145

Notes
(i)
Including net flows of the Group’s insurance joint ventures and associate.
(ii)
The reclassification as held for sale of the reinsured UK annuity business that will be transferred to Rothesay life once the Part VII process is complete reflects those policyholder liabilities held at 1 January 2018.
(iii)
In October 2018, Jackson entered into an agreement with John Hancock Life to reinsure 100 per cent of the group payout annuity business. The transaction resulted in an increase to policyholder liabilities of Jackson £4.1 billion at the inception of the contract.

C4.1(b)
Asia insurance operations

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business	Unit-linked liabilities	Other business	Total
	£m	£m	£m	£m
	note (vi)
At 1 January 2017	29,933	17,507	15,344	62,784
Comprising:
– Policyholder liabilities on the consolidated statement of financial position	27,266	14,289	12,161	53,716
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	-	-	2,667
– Group's share of policyholder liabilities relating to joint ventures and associatenote (i)	-	3,218	3,183	6,401

Premiums
New business	1,143	1,298	999	3,440
In-force	4,656	1,637	2,130	8,423
	5,799	2,935	3,129	11,863
Surrenders note (ii)	(324)	(2,288)	(467)	(3,079)
Maturities/deaths	(901)	(150)	(858)	(1,909)
Net flowsnote (iii)	4,574	497	1,804	6,875
Shareholders' transfers post-tax	(54)	–	–	(54)
Investment-related items and other movements	4,385	2,830	967	8,182
Foreign exchange translation differencesnote (v)	(2,401)	(807)	(740)	(3,948)
At 31 December 2017/1 January 2018	36,437	20,027	17,375	73,839
Comprising:
– Policyholder liabilities on the consolidated statement of financial position	32,963	16,263	13,672	62,898
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,474	–	–	3,474
– Group's share of policyholder liabilities relating to joint ventures and associatenote (i)	–	3,764	3,703	7,467

Premiums
New business	1,155	1,426	1,085	3,666
In-force	5,280	1,767	2,474	9,521
	6,435	3,193	3,559	13,187
Surrenders note (ii)	(338)	(1,904)	(551)	(2,793)
Maturities/deaths	(932)	(140)	(906)	(1,978)
Net flowsnote (iii)	5,165	1,149	2,102	8,416
Shareholders' transfers post-tax	(65)	–	–	(65)
Investment-related items and other movementsnote (iv)	(1,580)	(1,425)	221	(2,784)
Foreign exchange translation differencesnote (v)	2,209	431	717	3,357
At 31 December 2018	42,166	20,182	20,415	82,763
Comprising:
– Policyholder liabilities on the consolidated statement of financial position	39,655	16,368	16,084	72,107
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,511	–	–	2,511
– Group's share of policyholder liabilities relating to joint ventures and associatenote (i)	–	3,814	4,331	8,145
Average policyholder liability balancesnote (vii)
2018	36,309	20,105	18,895	75,309
2017	30,115	18,767	16,359	65,241

Notes

(i)
The Group’s investment in joint ventures are accounted for on an equity method and the Group’s share of the policyholder liabilities as shown above relate to the life business in China, India and of the Takaful business in Malaysia.
(ii)
The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 6.6 per cent in 2018 (2017: 8.4 per cent).
(iii)
Net flows have increased by £1,541 million to £8,416 million in 2018 predominantly reflecting continued growth of the in-force book.
(iv)
Investment-related items and other movements for 2018 primarily represent unrealised investments losses following unfavourable equity markets in the year and rising interest rates.
(v)
Movements in the year have been translated at the average exchange rates for the year. The closing balance has been translated at the closing spot rates as at the end of the year. Differences upon retranslation are included in foreign exchange translation differences.
(vi)
The policyholder liabilities of the with-profits business of £39,655 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK and Europe insurance operations of £1,109 million to the Hong Kong with-profits business (31 December 2017: £1,235 million). Including this amount the Asia with-profits policyholder liabilities are £40,764 million (31 December 2017: £34,198 million).
(vii)
Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.

(ii)
Duration of liabilities
The table below shows the carrying value of policyholder liabilities and the maturity profile of the cash flows on a discounted basis, taking account of expected future premiums and investment returns:

	31 Dec 2018 £m	31 Dec 2017 £m
Policyholder liabilities	72,107	62,898

Expected maturity:	31 Dec 2018%	31 Dec 2017%
0 to 5 years	20	21
5 to 10 years	19	19
10 to 15 years	15	16
15 to 20 years	12	12
20 to 25 years	10	10
Over 25 years	24	22

C4.1(c)
US insurance operations

(i)
Analysis of movements in policyholder liabilities
A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

US insurance operations

	Variable annuity separate account liabilities	Fixed annuity, GICs and other business	Total
	£m	£m	£m
At 1 January 2017	120,411	57,215	177,626
Premiums	11,529	3,690	15,219
Surrenders	(6,997)	(3,020)	(10,017)
Maturities/deaths	(1,026)	(1,039)	(2,065)
Net flowsnote (ii)	3,506	(369)	3,137
Transfers from general to separate account	2,096	(2,096)	–
Investment-related items and other movements	15,956	295	16,251
Foreign exchange translation differencesnote (i)	(11,441)	(4,849)	(16,290)
At 31 December 2017/1 January 2018	130,528	50,196	180,724
Premiums	10,969	2,971	13,940
Surrenders	(8,797)	(3,344)	(12,141)
Maturities/deaths	(1,085)	(927)	(2,012)
Net flowsnote (ii)	1,087	(1,300)	(213)
Addition for closed block of group payout annuities in the USnote (iii)	–	4,143	4,143
Transfers from general to separate account	530	(530)	–
Investment-related items and other movementsnote (iv)	(11,561)	1,562	(9,999)
Foreign exchange translation differencesnote (i)	7,636	3,309	10,945
At 31 December 2018	128,220	57,380	185,600
Average policyholder liability balancesnote (v)
2018	129,374	52,752	182,126
2017	125,469	53,706	179,175

Notes
(i)
Movements in the year have been translated at an average rate of US$1.34: £1.00 (2017: US$1.29: £1.00). The closing balances have been translated at closing rate of US$1.27: £1.00 (2017: US$1.35: £1.00). Differences upon retranslation are included in foreign exchange translation differences.
(ii)
Net outflows were £213 million (2017: inflows £3,137 million), with positive inflows to variable annuities business as new business exceeds withdrawals and surrenders offset by outflows from fixed annuity, GICs and other business as the portfolio matures.
(iii)
In October 2018, Jackson entered into an agreement with John Hancock Life to reinsure 100 per cent of the group payout annuity business. The transaction resulted in an increase to policyholder liabilities of Jackson £4.1 billion at the inception of the contract.
(iv)
Negative investment-related items and other movements in variable annuity separate account liabilities of £(11,561) million for 2018 primarily reflects the decrease in equity and bond values during the year. Fixed annuity, GIC and other business investment and other movements of £1,562 million primarily reflect the interest credited to the policyholder accounts and increase in the guarantee reserves in the year.
(v)
Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions arising in the year.

(ii)
Duration of liabilities
The table below shows the carrying value of policyholder liabilities and maturity profile of the cash flows on a discounted basis for 2018 and 2017:

	31 Dec 2018			31 Dec 2017
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity separate account liabilities	Total	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity separate account liabilities	Total
	£m	£m	£m	£m	£m	£m
Policyholder liabilities	57,380	128,220	185,600	50,196	130,528	180,724

Expected maturity:	%	%	%	%	%	%
0 to 5 years	51	40	43	50	42	44
5 to 10 years	24	28	27	25	29	28
10 to 15 years	12	16	15	12	15	14
15 to 20 years	7	9	8	7	8	8
20 to 25 years	3	4	4	3	4	4
Over 25 years	3	3	3	3	2	2

C4.1(d)
UK and Europe insurance operations

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK and Europe insurance operations from the beginning of the year to the end of the year is as follows:

		Shareholder-backed funds and subsidiaries
	With-profits sub-funds	Unit-linked liabilities	Annuity and other long-term business	Total
	£m	£m	£m	£m
	note (v)
At 1 January 2017	113,146	22,119	34,039	169,304
Comprising:
– Policyholder liabilities on the consolidated statement of financial position	101,496	22,119	34,039	157,654
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	11,650	–	–	11,650

Premiums	12,527	1,923	360	14,810
Surrenders	(4,506)	(2,342)	(91)	(6,939)
Maturities/deaths	(4,564)	(612)	(1,959)	(7,135)
Net flowsnote (i)	3,457	(1,031)	(1,690)	736
Shareholders' transfers post-tax	(233)	–	–	(233)
Switches	(192)	192	–	–
Investment-related items and other movements	8,408	1,865	873	11,146
Foreign exchange translation differences	113	–	–	113
At 31 December 2017/1 January 2018	124,699	23,145	33,222	181,066
Comprising:
– Policyholder liabilities on the consolidated statement of financial position	111,222	23,145	33,222	167,589
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	13,477	–	–	13,477
Reclassification of reinsured UK annuity contracts as held for salenote (ii)	–	–	(10,858)	(10,858)

Premiums	12,525	1,147	339	14,011
Surrenders	(4,764)	(1,950)	(66)	(6,780)
Maturities/deaths	(4,552)	(619)	(1,625)	(6,796)
Net flowsnote (i)	3,209	(1,422)	(1,352)	435
Shareholders' transfers post-tax	(259)	–	–	(259)
Switches	(165)	165	–	–
Investment-related items and other movementsnote (iii)	(3,341)	(1,171)	(969)	(5,481)
Foreign exchange translation differences	(14)	–	–	(14)
At 31 December 2018	124,129	20,717	20,043	164,889
Comprising:
– Policyholder liabilities on the consolidated statement of financial position	110,795	20,717	20,043	151,555
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	13,334	–	–	13,334
Average policyholder liability balancesnote (iv)
2018	111,009	21,931	29,347	162,287
2017	106,359	22,632	33,631	162,622

Notes
(i)
Net inflows were £435 million (31 December 2017: net inflows of £736 million). Inflows into the with-profits business were offset by outflows from both the annuity business, as the closed book matures, and the unit-linked business. The levels of inflows/outflows for the unit-linked business is driven by corporate pension schemes with transfers in or out from only a small number of schemes influencing the level of flows in the year.
(ii)
The reclassification as held for sale of the reinsured UK annuity business that will be transferred to Rothesay life once the Part VII process is complete reflects the value policyholder liabilities held at 1 January 2018.
(iii)
Investment-related items and other movements for with-profits business principally comprise investment return attributable to policyholders reflecting falling equity markets in the later quarter of the year. For shareholder-backed annuity and other long-term business, investment-related items and other movements include the effect of movements in interest rates and credit spreads.
(iv)
Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions arising in the year and exclude unallocated surplus of with-profits funds.
(v)
Includes the Scottish Amicable Insurance Fund.

(ii)
Duration of liabilities

The following tables show the carrying value of the policyholder liabilities and the maturity profile of the cash flows, on a discounted basis:

	31 Dec 2018 £m
	With-profits business			Annuity business (insurance contracts)			Other			Total
	Insurance contracts	Investment contracts	Total	Non- profit annuities within WPSF	Shareholder -backed annuity	Total	Insurance contracts	Investments contracts	Total
Policyholder liabilities	34,242	67,020	101,262	9,533	19,119	28,652	6,063	15,578	21,641	151,555
	31 Dec 2018%
Expected maturity:
0 to 5 years	34	37	36	33	27	29	44	32	36	35
5 to 10 years	23	27	26	26	23	24	25	24	24	25
10 to 15 years	16	17	17	17	19	18	15	18	17	17
15 to 20 years	11	9	10	11	14	13	8	12	11	10
20 to 25 years	7	4	5	6	9	8	4	7	6	6
over 25 years	9	6	6	7	8	8	4	7	6	7

	31 Dec 2017 £m
Policyholder liabilities	38,285	62,328	100,613	10,609	32,572	43,181	6,714	17,081	23,795	167,589
	31 Dec 2017%
Expected maturity:
0 to 5 years	33	37	36	31	26	27	41	31	34	34
5 to 10 years	23	27	25	24	23	23	26	22	23	25
10 to 15 years	16	17	17	17	18	18	15	18	17	17
15 to 20 years	11	10	10	11	13	13	9	13	12	11
20 to 25 years	7	4	5	7	9	9	5	8	7	6
over 25 years	10	5	7	10	11	10	4	8	7	7

—
The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including future vesting of internal pension contracts.
—
Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.
—
Shareholder-backed annuity business includes the ex-PRIL and the legacy PAC shareholder annuity business but excludes the amount classified as held for sale.
—
Investment contracts under ‘Other’ comprise certain unit-linked and similar contracts accounted for under IAS 39 and IFRS 15.
—
For business with no maturity term included within the contracts, for example, with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience.

C5
Intangible assets

C5.1
Goodwill

	31 Dec 2018 £m			31 Dec 2017 £m
	Attributable to:
	Shareholders	With-profits	Total	Total
Carrying value at beginning of year	1,458	24	1,482	1,628
Acquisition of TMB Asset Management Co., Ltd. in Thailand (see note D1.2)	181	–	181	–
Other additions in the year (see below)	–	195	195	9
Disposals/reclassifications to held for sale	–	(10)	(10)	(155)
Exchange differences	12	(3)	9	–
Carrying value at end of year	1,651	206	1,857	1,482

Comprising:
M&G – attributable to shareholders			1,153	1,153
Other – attributable to shareholders			498	305
Goodwill – attributable to shareholders			1,651	1,458
Venture fund investments – attributable to with-profits funds			206	24
			1,857	1,482

During 2018, the UK with-profits fund, via its venture fund holdings managed by M&GPrudential asset management, made a small number of acquisitions that are consolidated by the Group resulting in an addition to goodwill of £195 million. As these transactions are within the with-profits fund, they have no impact on shareholders’ profit or equity for the year ended 31 December 2018. The impact on the Group’s consolidated revenue, including investment returns, is not material. Had the acquisitions been effected at 1 January 2018, the revenue and profit of the Group for 2018 would not have been materially different.

C5.2
Deferred acquisition costs and other intangible assets

	31 Dec 2018 £m	31 Dec 2017 £m
Deferred acquisition costs and other intangible assets attributable to shareholders	11,784	10,866
Other intangible assets, including computer software, attributable to with-profits funds	139	145
Total of deferred acquisition costs and other intangible assets	11,923	11,011

Total deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	31 Dec 2018 £m	31 Dec 2017 £m
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	10,017	9,170
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	78	63
Deferred acquisition costs related to insurance and investment contracts	10,095	9,233
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	34	36
Distribution rights and other intangibles	1,655	1,597
Present value of acquired in-force (PVIF) and other intangibles attributable to shareholders	1,689	1,633
Total of deferred acquisition costs and other intangible assetsnote (a)	11,784	10,866

Notes
(a)
Total deferred acquisition costs and other intangible assets can be further analysed by business operations as follows:

	31 Dec 2018 £m						31 Dec 2017 £m
	Deferred acquisition costs
	Asia insurance	US insurance	UK and Europe insurance	All asset management	PVIF and other intangibles*	Total	Total
		note (b)
Balance at 1 January	946	8,197	84	6	1,633	10,866	10,755
Additions	419	569	15	15	230	1,248	1,240
Amortisation to the income statement:note (c)†
Adjusted IFRS operating profit based on longer-term investment returns	(148)	(683)	(11)	(3)	(179)	(1,024)	(709)
Non-operating profit	–	(114)	–	–	(4)	(118)	455
	(148)	(797)	(11)	(3)	(183)	(1,142)	(254)
Disposals and transfers	–	–	–	–	(14)	(14)	–
Exchange differences and other movements	47	512	(2)	–	23	580	(799)
Amortisation of DAC related to net unrealised valuation movements on the US insurance operation's available-for-sale securities recognised within other comprehensive income†	–	246	–	–	–	246	(76)
Balance at 31 December	1,264	8,727	86	18	1,689	11,784	10,866
*
PVIF and other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential’s insurance products for a fixed period of time. Software rights include additions of £34 million, amortisation of £32 million, foreign exchange losses of £7 million and a balance at 31 December 2018 of £62 million.
†
Under the Group’s application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of the US insurance operation’s products are accounted for under Accounting Standards Codification Topic 944, Financial Services – Insurance, of the Financial Accounting Standards Board whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits which are determined using an assumption for long-term investment returns for the separate account of 7.4 per cent (2017: 7.4 per cent) (gross of asset management fees and other charges to policyholders, but net of external fund management fees). The amounts included in the income statement and other comprehensive income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group’s supplementary analysis of profit and other comprehensive income by reference to the underlying items (see note C7.3(iv)).

(b)
The DAC amount in respect of US insurance operations comprises amounts in respect of:

	31 Dec 2018 £m	31 Dec 2017 £m
Variable annuity business	8,477	8,208
Other business	299	278
Cumulative shadow DAC (for unrealised gains booked in other comprehensive income)*	(49)	(289)
Total DAC for US operations	8,727	8,197
*
A gain of £246 million (2017: a loss of £(76) million) for shadow DAC amortisation is booked within other comprehensive income to reflect the impact from the negative unrealised valuation movement in 2018 of £1,617 million (2017: positive unrealised valuation movement of £617 million). These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have occurred if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2018, the cumulative shadow DAC balance as shown in the table above was negative £49 million (31 December 2017: negative £289 million).

(c)
Sensitivity of amortisation charge
The amortisation charge to the income statement is reflected in both adjusted IFRS operating profit based on longer-term investment returns and short-term fluctuations in investment returns. The amortisation charge to adjusted IFRS operating profit based on longer-term investment returns in a reporting period comprises:

—
A core amount that reflects a relatively stable proportion of underlying premiums or profit; and

—
An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique (which is used for moderating the effect of short-term volatility in investment returns) are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In 2018, the DAC amortisation charge for adjusted IFRS operating profit based on longer-term investment returns was determined after including a debit for accelerated amortisation of £194 million (2017: credit for decelerated amortisation of £86 million). The acceleration arising in 2018 reflects a mechanical increase in the projected separate account return for the next five years under the mean-reversion technique. Under this technique the projected level of return for each of the next five years is adjusted so that in combination with the actual rates of return for the preceding three years (including the current period) the assumed long-term annual separate account return of 7.4 per cent is realised on average over the entire eight-year period. The acceleration in DAC amortisation in 2018 is driven both by the actual separate return in the year being lower than that assumed and by the lower than expected return in 2015 falling out of the eight-year period in effect reversing the deceleration experienced in 2015 under the mean reversion formula.

The application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. At 31 December 2018, it would take approximate movements in separate account values of more than either negative 22 per cent or positive 57 per cent (31 December 2017: negative 32 per cent or positive 37 per cent) for the mean reversion assumption to move outside the corridor.

C6
Borrowings

C6.1
Core structural borrowings of shareholder-financed businesses

	31 Dec 2018 £m	31 Dec 2017 £m
Holding company operations:note (i)
Perpetual Subordinated Capital Securities (Tier 1)	431	814
Perpetual Subordinated Capital Securities (Tier 2)note (v)	2,478	2,326
Subordinated Notes (Tier 2)note (iv)	3,767	2,132
Subordinated debt total	6,676	5,272
Senior debt:note (ii)
£300m 6.875% Bonds 2023	294	300
£250m 5.875% Bonds 2029	223	249
Bank loannote (iii)	275	–
Holding company total	7,468	5,821
Prudential Capital bank loannote (iii)	–	275
Jackson US$250m 8.15% Surplus Notes 2027	196	184
Total (per consolidated statement of financial position)	7,664	6,280

Notes
(i)
These debt tier classifications are consistent with the treatment of capital for regulatory purposes under the Solvency II regime.
The Group has designated US$3,725 million (31 December 2017: US$4,275 million) of its US dollar denominated subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.
(ii)
The senior debt ranks above subordinated debt in the event of liquidation. In 2018, as part of its preparation to demerge M&GPrudential, the Group made certain modifications to the terms and conditions of the senior bonds with bondholders’ consent. The amendment to the terms and conditions will avoid an event of a technical default on the bonds, should the demerger proceed. The fees paid to bondholders have been adjusted to the carrying value of the bonds and will be amortised in subsequent periods. No other adjustments were made to the carrying value of the debt as a result of the modification.
(iii)
The bank loan of £275 million is drawn at a cost of 12-month GBP LIBOR plus 0.33 per cent. The loan, held by Prudential Capital as of 31 December 2017, was renewed in December 2018, with Prudential plc becoming the new holder. The loan matures on 20 December 2022 with an option to repay annually.
(iv)
In October 2018, the Company issued the following three substitutable core structural borrowings as part of the process required before demerger to rebalance debt across M&GPrudential and Prudential (see below):
-
£750 million 5.625 per cent Tier 2 subordinated notes due 2051. The proceeds, net of costs, were £743 million;
-
£500 million 6.25 per cent Tier 2 subordinated notes due 2068. The proceeds, net of costs, were £498 million; and
-
US$500 million 6.5 per cent Tier 2 subordinated notes due 2048. The proceeds, net of costs, were £389 million (US$498 million).
(v)
In December 2018, the Company paid £434 million to redeem its US$550 million 7.75 per cent Tier 1 perpetual subordinated notes.

Prior to the demerger, the Group expects to rebalance its debt capital across Prudential and M&GPrudential. This will include the ultimate holding company of M&GPrudential becoming an issuer of new debt, including debt substituted from Prudential, and Prudential redeeming some of its existing debt. Following these actions, the overall absolute quantum of debt across Prudential and M&GPrudential is currently expected to increase, by an amount which is not considered to be material in the context of the Group’s total outstanding debt as at 30 June 2018, before any substitutable debt had been issued, of £7.6 billion (comprising the Group’s core structural borrowings of £6.4 billion and shareholder borrowings from short-term fixed income securities programme of £1.2 billion). At the time of the demerger, Prudential expects M&GPrudential to be holding around £3.5 billion of subordinated debt. This expectation is subject to the M&GPrudential capital risk appetite being approved by the Board of the ultimate holding company of M&GPrudential, once fully constituted to include independent non-executive directors, and reflects the current operating environment and economic conditions, material changes in which may lead to a different outcome.

Ratings
Prudential plc has debt ratings from Standard & Poor’s, Moody’s and Fitch. Prudential plc’s long-term senior debt is rated A2 by Moody’s, A by Standard & Poor’s and A- by Fitch.

Prudential plc’s short-term debt is rated as P-1 by Moody’s, A-1 by Standard & Poor’s and F1 by Fitch.

The financial strength of The Prudential Assurance Company Limited is rated A+ by Standard & Poor’s, Aa3 by Moody’s and AA- by Fitch.

Jackson National Life Insurance Company’s financial strength is rated AA- by Standard & Poor’s and Fitch, A1 by Moody’s and A+ by A.M. Best.

Prudential Assurance Co. Singapore (Pte) Ltd.’s (Prudential Singapore) financial strength is rated AA- by Standard & Poor’s.

All the Group’s ratings are on a stable outlook.

C6.2
Other borrowings

(i)
Operational borrowings attributable to shareholder-financed businesses

	31 Dec 2018 £m	31 Dec 2017 £m
Borrowings in respect of short-term fixed income securities programmes	472	1,085
Other borrowingsnote	526	706
Total	998	1,791

Note
Other borrowings mainly include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson. In addition, other borrowings include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(ii)
Borrowings attributable to with-profits businesses

	31 Dec 2018 £m	31 Dec 2017 £m
Non-recourse borrowings of consolidated investment funds*	3,845	3,570
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc†	–	100
Other borrowings (including obligations under finance leases)	95	46
Total	3,940	3,716
*
In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of these subsidiaries and funds.
†
The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund. These bonds were redeemed in full on 30 June 2018.

C7
Risk and sensitivity analysis

C7.1
Group overview

The Group’s risk framework and the management of the risk, including those attached to the Group’s financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital have been included in the ‘Chief Risk Officer’s Report on the risks facing our business and how these are managed’.

The financial and insurance assets and liabilities on the Group’s balance sheet are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders’ equity. The market and insurance risks, including how they affect Group’s operations and how these are managed are discussed in the Risk report referred to above.

The most significant items that the IFRS shareholders’ profit or loss and shareholders’ equity for the Group’s life assurance business are sensitive to, are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Type of business	Market and credit risk			Insurance and lapse risk
	Investments/derivatives	Liabilities/unallocated surplus	Other exposure
Asia insurance operations (see also section C7.2)
All business	Currency risk			Mortality and morbidity risk
Persistency risk
With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses
Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees
Non-participating business	Asset/liability mismatch risk
	Credit risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements
Interest rate and price risk

US insurance operations (see also section C7.3)
All business	Currency risk			Persistency risk
Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme			Risk that utilisation of withdrawal benefits or lapse levels differ from those assumed in pricing
Fixed index annuity business	Derivative hedge programme to the extent not fully hedged against liability	Incidence of equity participation features
Fixed index annuities, Fixed annuities and GIC business
Credit risk
Interest rate risk
Profit and loss and
shareholders' equity are
volatile for these risks as
they affect the values of
derivatives and embedded
derivatives and impairment
losses. In addition,
shareholders' equity is
volatile for the incidence of
these risks on unrealised
appreciation of fixed
income securities classified
as available-for-sale
under IAS 39

			Spread difference between earned rate and rate credited to policyholders	Lapse risk, but the effects of extreme events may be mitigated by the application of market value adjustments

UK and Europe insurance operations (see also section C7.4)
With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers
SAIF sub-fund	Net neutral direct exposure (indirect exposure only)		Asset management fees earned
Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees	Persistency risk
Asset/liability mismatch risk
Shareholder-backed annuity business	Credit risk for assets covering liabilities and shareholder capital			Mortality experience and assumptions for longevity
Interest rate risk for assets in excess of liabilities, ie assets representing shareholder capital

Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders’ equity to key market and other risks by business unit are provided in notes C7.2, C7.3, C7.4 and C7.5. The sensitivity analyses provided show the effect on profit or loss and shareholders’ equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date. In the equity risk sensitivity analysis shown below, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather would be expected to occur over a period of time during which the Group would be able to put mitigating management actions in place. In addition, the equity risk sensitivity analysis provided assumed that all equity indices fall by the same percentage.

Impact of diversification on risk exposure
The Group benefits from diversification benefits achieved through the geographical spread of the Group’s operations and, within those operations, through a broad mix of product types. Relevant correlation factors include:

Correlation across geographic regions:
—
Financial risk factors; and
—
Non-financial risk factors.
Correlation across risk factors:
—
Longevity risk;
—
Expenses;
—
Persistency; and
—
Other risks.

The sensitivities below do not reflect that assets and liabilities are actively managed and may vary at the time any actual market movement occurs. There are strategies in place to minimise the exposure to market fluctuations. For example, as market indices fluctuate, Prudential would take certain actions including selling investments, changing investment portfolio allocation and adjusting bonuses credited to policyholders. In addition, these analyses do not consider the effect of market changes on new business generated in the future.

Other limitations on the sensitivities include: the use of hypothetical market movements to demonstrate potential risk that only represent Prudential’s view of reasonably possible near-term market changes and that cannot be predicted with any certainty; the assumption that interest rates in all countries move identically; the assumption that all global currencies move in tandem with the US dollar against pound sterling; and the lack of consideration of the inter-relation of interest rates, equity markets and foreign currency exchange rates.

C7.2
Asia insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks
The Asia operations sell with-profits and unit-linked policies, and the investment portfolio of the with-profits funds contains a proportion of equities. Non-participating business is largely backed by debt securities or deposits. The Group’s exposure to market risk arising from its Asia operations is therefore at modest levels. This reflects the fact that the Asia operations have a balanced portfolio of with-profits, unit-linked and other types of business.

In Asia, adverse persistency experience can impact the IFRS profitability of certain types of business written in the region. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features.

In summary, for Asia operations, the adjusted IFRS operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked persistency, and other insurance risks. At the total IFRS profit level the Asia result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

(i)
Sensitivity to risks other than foreign exchange risk
Interest rate risk
Excluding its with-profits and unit-linked businesses, the results of the Asia business are sensitive to the movements in interest rates.

For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the territories. At 31 December 2018, 10-year government bond rates vary from territory to territory and range from 0.9 per cent to 8.1 per cent (31 December 2017: 1.0 per cent to 7.5 per cent).

For the sensitivity analysis as shown in the table below, the reasonably possible interest rate movement used is 1 per cent for all local business units.

The estimated sensitivity to the decrease and increase in interest rates is as follows:

	2018 £m		2017 £m
	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%
Profit before tax attributable to shareholders	312	(338)	2	(443)
Related deferred tax (where applicable)	(15)	26	(7)	20
Net effect on profit and shareholders' equity	297	(312)	(5)	(423)

The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group’s segmental analysis of profit before tax.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the ‘grandfathered’ IFRS 4 measurement basis reflects market interest rates from period-to-period. For example for countries applying US GAAP the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements.

In addition, the degree of sensitivity of the results shown in the table above is dependent on the interest rate level at that point of time.

An additional factor to the direction of the sensitivity of the Asia operations as a whole is movement in the country mix.

Equity price risk
The non-linked shareholder-backed business has limited exposure to equity and property investment (31 December 2018: £2,151 million; 31 December 2017: £1,764 million). Generally, changes in equity and property investment values are not directly offset by movements in non-linked policyholder liabilities.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices for shareholder-backed Asia other business (including those held by the Group’s joint venture and associate businesses), which would be reflected in the short-term fluctuation component of the Group’s segmental analysis of profit before tax, is as follows:

	2018 £m		2017 £m
	Decrease		Decrease
	of 20%	of 10%	of 20%	of 10%
Profit before tax attributable to shareholders	(557)	(279)	(478)	(239)
Related deferred tax (where applicable)	17	8	7	4
Net effect on profit and shareholders' equity	(540)	(271)	(471)	(235)

A 10 or 20 per cent increase in equity and property values would have an approximately equal and opposite effect on profit and shareholders’ equity to the sensitivities shown above.

Insurance risk
Many of the business units in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by 5 per cent then it is estimated that post-tax profit and shareholders’ equity would be decreased by approximately £57 million (2017: £66 million). Mortality and morbidity have a broadly symmetrical effect on the portfolio and any weakening of these assumptions would have a similar equal and opposite impact.

(ii)
Sensitivity to foreign exchange risk
Consistent with the Group’s accounting policies, the profits of the Asia insurance operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2018, the rates for the most significant operations are given in note A1.

A 10 per cent increase (strengthening of the pound sterling) or decrease (weakening of the pound sterling) in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders’ equity, excluding goodwill attributable to Asia insurance operations respectively as follows:

	A 10% increase in local currency to £ exchange rates		A 10% decrease in local currency to £ exchange rates
	2018 £m	2017 £m	2018 £m	2017 £m
Profit before tax attributable to shareholders	(134)	(155)	164	189
Profit for the year	(113)	(135)	138	165
Shareholders’ equity, excluding goodwill, attributable to Asia operations	(543)	(492)	664	601

C7.3
US insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks
Jackson’s reported adjusted IFRS operating profit based on longer-term investment returns is sensitive to market conditions, both with respect to income earned on spread-based products and indirectly with respect to income earned on variable annuity asset management fees. Jackson’s main exposures to market risk are to interest rate risk and equity risk.

Jackson is exposed primarily to the following risks:

Risks		Risk of loss
Equity risk	—	Related to the incidence of benefits related to guarantees issued in connection with its variable annuity contracts; and
	—	Related to meeting contractual accumulation requirements in fixed index annuity contracts.
Interest rate risk	—	Related to meeting guaranteed rates of accumulation on fixed annuity products following a sustained fall in interest rates;
—
Related to increases in the present value of projected benefits related to guarantees issued in connection with its variable annuity contracts following a sustained fall in interest rates especially if in conjunction with a fall in equity markets;

	—	Related to the surrender value guarantee features attached to the Company’s fixed annuity products and to policyholder withdrawals following a sharp and sustained increase in interest rates; and
	—	The risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

Jackson’s derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, equity volatility, interest rates and credit spreads materially affect the carrying value of derivatives that are used to manage the liabilities to policyholders and backing investment assets. Movements in the carrying value of derivatives combined with the use of US GAAP measurement (as ‘grandfathered’ under IFRS 4) for the insurance contracts assets and liabilities, which is largely insensitive to current period market movements, mean that the Jackson total profit (ie including short-term fluctuations in investment returns) is sensitive to market movements. In addition to these effects the Jackson shareholders’ equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders’ equity (ie outside the income statement).

Jackson enters into financial derivative transactions, including those noted below, to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows or quantity of, or a degree of exposure, with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed index annuities, certain variable annuity guaranteed benefit features and reinsured Guaranteed Minimum Income Benefit variable annuity features are similar to derivatives. Jackson does not account for such items as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives are carried at fair value, including derivatives embedded in certain host liabilities where these are required to be valued separately.

The principal types of derivatives used by Jackson and their purpose are as follows:

Derivative	Purpose
Interest rate swaps
These generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used to hedge Jackson’s exposure to movements in interest rates.

Swaption contracts
These contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson both purchases and writes swaptions in order to hedge against significant movements in interest rates.

Treasury futures contracts	These derivatives are used to hedge Jackson’s exposure to movements in interest rates.
Equity index futures contracts and equity index options
These derivatives (including various call and put options and options contingent on interest rates and currency exchange rates) are used to hedge Jackson’s obligations associated with its issuance of certain VA guarantees. Some of these annuities and guarantees contain embedded options that are fair valued for financial reporting purposes.

Cross-currency swaps
Cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson’s foreign currency denominated funding agreements supporting trust instrument obligations.

Credit default swaps
These swaps represent agreements under which the buyer has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a default event occurs in exchange for periodic payments made by Jackson for the life of the agreement.

The estimated sensitivity of Jackson’s profit and shareholders’ equity to equity and interest rate risks provided below is net of the related changes in amortisation of DAC. The effect on the related changes in amortisation of DAC provided is based on the current ‘grandfathered’ US GAAP DAC basis but does not include any effect from an acceleration or deceleration of amortisation of DAC.

(i)
Sensitivity to equity risk
Jackson had variable annuity contracts with guarantees, for which the net amount at risk (NAR) is defined as the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2018	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
	%	£m	£m	Years	Years

Return of net deposits plus a minimum return
GMDB	0-6%	98,653	4,437	66.5 years
GMWB – premium only	0%	1,924	62
GMWB*	0-5%†	197	20
GMAB – premium only	0%	26	–
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		8,531	1,113	67.1 years
GMWB – highest anniversary only		2,220	314
GMWB*		535	89
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	5,454	1,217	69.5 years
GMIB‡	0-6%	1,256	648		0.1 years
GMWB*	0-8%†	91,788	16,835

31 December 2017	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
	%	£m	£m	Years	Years

Return of net deposits plus a minimum return
GMDB	0-6%	100,451	1,665	66.0 years
GMWB – premium only	0%	2,133	20
GMWB*	0-5%†	235	13
GMAB – premium only	0%	38	–
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		9,099	96	66.5 years
GMWB – highest anniversary only		2,447	51
GMWB*		667	47
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	5,694	426	69.0 years
GMIB‡	0-6%	1,484	436		0.4 years
GMWB*	0-8%†	93,227	4,393
*
Amounts shown for GMWB comprise sums for the ‘not for life’ portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a ‘for life’ portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the ‘not for life’ guaranteed benefits is zero).
†
Ranges shown based on simple interest. The upper limits of 5 per cent or 8 per cent simple interest are approximately equal to 4.1 per cent and 6 per cent respectively, on a compound interest basis over a typical 10-year bonus period. For example 1 + 10 x 0.05 is similar to 1.04 growing at a compound rate of 4 per cent for a further nine years.
‡
The GMIB guarantees are substantially reinsured.

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

Mutual fund type:	31 Dec 2018 £m	31 Dec 2017 £m
Equity	78,387	80,843
Bond	13,901	13,976
Balanced	19,903	19,852
Money market	824	681
Total	113,015	115,352

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed index annuity liabilities and guarantees included in certain variable annuity benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels. Jackson purchases futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling guaranteed benefit fees.

Due to the nature of valuation under IFRS of the free-standing derivatives and the variable annuity guarantee features, this hedge, while highly effective on an economic basis, would not automatically offset within the financial statements as the impact of equity market movements resets the free-standing derivatives immediately while the hedged liabilities reset more slowly and fees are recognised prospectively in the period in which they are earned.

In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

The estimated sensitivity of Jackson's profit and shareholders' equity to immediate increases and decreases in equity markets is shown below. The sensitivities are shown net of related changes in DAC amortisation, as described above.

	31 Dec 2018 £m				31 Dec 2017 £m
	Decrease		Increase		Decrease		Increase
	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%
Pre-tax profit, net of related changes in amortisation of DAC	1,058	427	58	(125)	1,107	336	619	262
Related deferred tax effects	(222)	(90)	(12)	26	(233)	(71)	(130)	(55)
Net sensitivity of profit after tax and shareholders' equity*	836	337	46	(99)	874	265	489	207
*
The table above has been prepared to exclude the impact of the instantaneous equity movements on the separate account fees. In addition, the sensitivity movements shown include those relating to the fixed index annuity and the reinsurance of GMIB guarantees.

The above table provides sensitivity movements at a point in time while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2018 and 2017.

(ii)
Sensitivity to interest rate risk
Except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson’s products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The GMWB features attached to variable annuity business (other than ‘for life’ components) are accounted for under US GAAP at fair-value and, therefore, will be sensitive to changes in interest rates.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease and increase in interest rates is as follows:

	31 Dec 2018 £m				31 Dec 2017 £m
	Decrease		Increase		Decrease		Increase
	of 2%	of 1%	of 1%	of 2%	of 2%	of 1%	of 1%	of 2%
Profit and loss:
Pre-tax profit effect (net of related changes in amortisation of DAC)	(3,535)	(1,718)	1,201	2,210	(4,079)	(1,911)	1,373	2,533
Related effect on charge for deferred tax	742	361	(252)	(464)	857	401	(288)	(532)
Net profit effect	(2,793)	(1,357)	949	1,746	(3,222)	(1,510)	1,085	2,001

Other comprehensive income:
Direct effect on carrying value of debt securities (net of related changes in amortisation of DAC)	4,134	2,346	(2,346)	(4,134)	3,063	1,700	(1,700)	(3,063)
Related effect on movement in deferred tax	(868)	(493)	493	868	(643)	(357)	357	643
Net effect	3,266	1,853	(1,853)	(3,266)	2,420	1,343	(1,343)	(2,420)
Total net effect on shareholders' equity	473	496	(904)	(1,520)	(802)	(167)	(258)	(419)

These sensitivities are shown for interest rates in isolation only and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities. Similar to the sensitivity to equity risk, the sensitivity movements provided in the table above are at a point in time and reflect the hedging programme in place on the balance sheet date, while the actual impact on financial results would vary contingent upon a number of factors.

(iii)
Sensitivity to foreign exchange risk
Consistent with the Group’s accounting policies, the profits of the Group’s US operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2018, the average and closing rates were US$1.34 (31 December 2017: US$1.29) and US$1.27 (31 December 2017: US$1.35) to £1.00 sterling respectively. A 10 per cent increase (weakening of the dollar) or decrease (strengthening of the dollar) in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders’ equity attributable to US insurance operations respectively as follows:

	A 10% increase in US$:£ exchange rates		A 10% decrease in US$:£ exchange rates
	2018 £m	2017 £m	2018 £m	2017 £m
Profit before tax attributable to shareholders	(159)	(54)	194	66
Profit for the year	(136)	(20)	166	24
Shareholders’ equity attributable to US insurance operations	(508)	(456)	620	557

(iv)
Other sensitivities
The total profit of Jackson is sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry benchmarking and future expectations. A detailed analysis of actual experience is measured by internally developed expense, mortality and persistency studies.

For variable annuity business, an assumption made is the expected long-term level of separate account returns, which for 2018 was 7.4 per cent (2017: 7.4 per cent). The impact of using this return is reflected in two principal ways, namely:


Through the projected expected gross profits that are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique; and

The required level of provision for claims for guaranteed minimum death, ‘for life’ withdrawal, and income benefits.

Jackson is sensitive to mortality risk, lapse risk and other types of policyholder behaviour, such as the utilisation of its GMWB product features. Jackson’s persistency assumptions reflect a combination of recent experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. These assumptions vary by relevant factors, such as product, policy duration, attained age and for variable annuity lapse assumptions, the extent to which guaranteed benefits are ‘in the money’ relative to policy account values. Changes in these assumptions, which are assessed on an annual basis after considering recent experience, could have a material impact on policyholder liabilities and therefore on profit before tax. See further information in note B1.2.

In addition, in the absence of hedging, equity and interest rate movements can both cause a loss directly or an increased future sensitivity to policyholder behaviour. Jackson has an extensive derivative programme that seeks to manage the exposure to such altered equity markets and interest rates.

C7.4
UK and Europe insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks
The IFRS basis results of the shareholder-backed business for the UK and Europe insurance operations are most sensitive to the following factors:

    -  Asset/liability matching;
-
Default rate experience;
-
Annuitant mortality; and
-
The difference between the rates of return on corporate bonds and risk-free rates.

Further details are described below.

The adjusted IFRS operating profit based on longer-term investment returns for UK and Europe insurance operations is sensitive to changes in longevity assumptions affecting the carrying value of liabilities to policyholders for UK shareholder-backed annuity business. At the total IFRS profit level, the result is particularly sensitive to temporary value movements on assets backing the capital of the shareholder-backed annuity business.

With-profits business

With-profits sub-fund business
The shareholder results of the UK with-profits business (including non-participating annuity business of the with-profits sub-fund) are only sensitive to market risk through the indirect effect of investment performance on declared policyholder bonuses.

The investment assets of UK with-profits funds are subject to market risk. Changes in their carrying value, net of related changes to asset-share liabilities of with-profits contracts, affect the level of unallocated surplus of the fund. Therefore, the level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the assets that represents surplus. However, as unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders’ profit and equity.

The shareholder results of the UK with-profits fund are currently one-ninth of the cost of bonuses declared to with-profits policyholders. For certain unitised with-profits products, such as the PruFund range of funds, the bonuses represent the policyholders’ net return based on the smoothed unit price of the selected investment fund. Investment performance is a key driver of bonuses declared, and hence the shareholder results. Due to the ‘smoothed’ basis of bonus declaration, the sensitivity to short-term investment performance is relatively low. However, longer-term investment performance and persistency trends may affect future shareholder transfers.

Shareholder-backed annuity business
Profits from shareholder-backed annuity business are most sensitive to:

-
The extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts;
-
Actual versus expected default rates on assets held;
-
The difference between the rates of return on corporate bonds and risk-free rates;
-
The variance between actual and expected mortality experience;
-
The extent to which changes to the assumed rate of improvements in mortality give rise to changes in the measurement of liabilities; and
-
Changes in renewal expense levels.

In addition, the level of profit is affected by change in the level of reinsurance cover.

A decrease in assumed mortality rates of 1 per cent would decrease pre-tax profit by approximately £37 million (2017: £66 million). A decrease in credit default assumptions of five basis points would increase pre-tax profit by £99 million (2017: £198 million). A decrease in renewal expenses (excluding asset management expenses) of 5 per cent would increase pre-tax profit by £21 million (2017: £40 million). The effect on profit would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above. The net effect on profit after tax and shareholders’ equity from all the changes in assumptions as described above would be an increase of approximately £69 million (2017: £143 million). See C4.1(d)(iii) for further details on mortality assumptions.

Unit-linked and other business
Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK and Europe insurance operations.

Due to the matching of policyholder liabilities to attaching asset value movements, the UK unit-linked business is not directly affected by market or credit risk. The liabilities of other business are also broadly insensitive to market risk. Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders for management of assets, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business, persistency and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts that provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

Sensitivity to interest rate risk and other market risk
By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK and Europe insurance operations are, except annuity business, not generally exposed to interest rate risk. At 31 December 2018, annuity liabilities accounted for 95 per cent (31 December 2017: 98 per cent) of UK non-linked shareholder-backed business liabilities. For annuity business, liabilities are exposed to interest rate risk. However, the net exposure is substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. Liabilities are measured differently under Solvency II reporting requirements than under IFRS resulting in an alteration to the assets used to measure the IFRS annuity liabilities. As a result, IFRS has a different sensitivity to interest rate and credit risk than under Solvency II.

The estimated sensitivity of the UK non-linked shareholder-backed business (principally annuities business) to a movement in interest rates is as follows:

	31 Dec 2018 £m				31 Dec 2017 £m
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
Carrying value of debt securities and derivatives	7,369	3,317	(2,792)	(5,193)	13,497	5,805	(4,659)	(8,541)
Policyholder liabilities	(4,784)	(2,162)	1,801	3,317	(9,426)	(4,210)	3,443	6,295
Related deferred tax effects	(446)	(199)	171	323	(658)	(254)	190	348
Net sensitivity of profit after tax and shareholders’ equity	2,139	956	(820)	(1,553)	3,413	1,341	(1,026)	(1,898)

In addition, the shareholder-backed portfolio of UK non-linked insurance operations (covering policyholder liabilities and shareholders’ equity) includes equity securities and investment properties. Excluding any offsetting effects on the measurement of policyholder liabilities, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax and shareholders’ equity.

	2018 £m		2017 £m
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(336)	(168)	(332)	(166)
Related deferred tax effects	57	29	57	28
Net sensitivity of profit after tax and shareholders’ equity	(279)	(139)	(275)	(138)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders’ equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Group’s segmental analysis of profits, be included within the short-term fluctuations in investment returns.

C7.5
Asset management and other operations

(i)
Asset management
(a)
Sensitivities to foreign exchange risk
Consistent with the Group’s accounting policies, the profits of Eastspring Investments and US asset management operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. The rates for the functional currencies of most significant operations are shown in note A1.

A 10 per cent increase in the relevant exchange rates (strengthening of the pound sterling) would have reduced reported profit before tax attributable to shareholders, and shareholders’ equity excluding goodwill attributable to Eastspring Investments and US asset management operations, by £10 million and £43 million respectively (2017: £30 million and £53 million, respectively).

(b)
Sensitivities to other financial risks for asset management operations
The profits of asset management businesses are sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods. The Group’s asset management operations do not hold significant investments in property or equities.

(ii)
Other operations
The Group holds certain derivatives that are used to manage foreign currency movements and macroeconomic exposures. The fair value of these derivatives is sensitive to the combined effect of movements in exchange rates, interest rates and inflation rates. The possible permutations cover a wide range of scenarios. For indicative purposes, a reasonably possible range of fair value movements based on historical experience could be plus or minus £150 million.

Other operations are sensitive to credit risk on the loan portfolio of the Prudential Capital operation. Total debt securities held at 31 December 2018 by Prudential Capital were £1,884 million (2017: £2,238 million). Debt securities held by Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholders’ equity.

C8
Tax assets and liabilities

Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	2018 £m
	At 1 Jan	Movement in income statement	Movement through other comprehensive income and equity	Other movements including foreign currency movements	At 31 Dec
Deferred tax assets
Unrealised losses or gains on investments	14	1	93	5	113
Balances relating to investment and insurance contracts	1	–	–	–	1
Short-term temporary differences	2,532	(266)	(8)	81	2,339
Capital allowances	14	–	–	1	15
Unused tax losses	66	23	–	38	127
Total	2,627	(242)	85	125	2,595
Deferred tax liabilities
Unrealised losses or gains on investments	(1,748)	666	195	20	(867)
Balances relating to investment and insurance contracts	(872)	(91)	–	(39)	(1,002)
Short-term temporary differences	(2,041)	68	(15)	(109)	(2,097)
Capital allowances	(54)	(1)	–	(1)	(56)
Total	(4,715)	642	180	(129)	(4,022)

Under IAS 12 ‘Income Taxes’, deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

C9
Defined benefit pension schemes

(i)
Background and summary economic and IAS 19 financial positions
The Group’s businesses operate a number of pension schemes. The specific features of these schemes vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 82 per cent (2017: 82 per cent) of the underlying scheme liabilities of the Group’s defined benefit schemes.

The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

Under IAS 19, ‘Employee Benefits’ and IFRIC 14 ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’, the Group is only able to recognise a surplus to the extent that it is able to access the surplus either through an unconditional right of refund or through reduced future contributions relating to ongoing service of active members. The Group has no unconditional right of refund to any surplus in PSPS. Accordingly, the PSPS surplus recognised is restricted to the present value of the economic benefit to the Group from the difference between the estimated future ongoing contributions and the full future cost of service for the active members. In contrast, the Group is able to access the surplus of SASPS and M&GGPS. Therefore, the amounts recognised for these schemes are the IAS 19 valuation amount (either a surplus or deficit).

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	31 Dec 2018 £m					31 Dec 2017 £m
	PSPS	SASPS	M&GGPS	Other schemes	Total	PSPS	SASPS	M&GGPS	Other schemes	Total
	note (a)	note (b)				note (a)	note (b)
Underlying economic surplus (deficit)	908	(79)	131	(1)	959	721	(137)	109	(1)	692
Less: unrecognised surplus	(677)	–	–	–	(677)	(485)	–	–	–	(485)
Economic surplus (deficit) (including investment in Prudential insurance policies)note (c)	231	(79)	131	(1)	282	236	(137)	109	(1)	207
Attributable to:
UK with-profits fund	162	(32)	–	–	130	165	(55)	–	–	110
Shareholder-backed business	69	(47)	131	(1)	152	71	(82)	109	(1)	97
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	–	–	(225)	–	(225)	–	–	(151)	–	(151)
IAS 19 pension asset (liability) on the Group statement of financial positionnote (d)	231	(79)	(94)	(1)	57	236	(137)	(42)	(1)	56

Notes
(a)
No deficit or other funding is required for PSPS. Deficit funding, where applicable, is apportioned in the ratio of 70/30 between the UK with-profits fund and shareholder-backed business following detailed considerations in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.
(b)
The deficit of SASPS has been allocated 40 per cent to the UK with-profits fund and 60 per cent to the shareholders’ fund as at 31 December 2018 and 2017.
(c)
The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes.
(d)
At 31 December 2018, the PSPS pension asset of £231 million (31 December 2017: £236 million) and the other schemes’ pension liabilities of £174 million (31 December 2017: £180 million) are included within ‘Other debtors’ and ‘Provisions’ respectively on the consolidated statement of financial position.

Triennial actuarial valuations

Defined benefit pension schemes in the UK are generally required to be subject to full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. The actuarial valuation differs from the IAS 19 accounting basis valuation in a number of respects, including the discount rate assumption where IAS 19 prescribes a rate based on high-quality corporate bonds while a more ‘prudent’ assumption is used for the actuarial valuation.

The information on the latest completed actuarial valuation for the UK schemes is shown in the table below:

	PSPS	SASPS	M&GGPS
Last completed actuarial valuation date	5 April 2017	31 March 2017	31 December 2014*
Valuation actuary, all Fellows of the Institute and Faculty of Actuaries	C G SingerTowers Watson Limited	Jonathan SeedXafinity Consulting Limited	Paul Belok AON Hewitt Limited
Funding level at the last valuation	105 per cent	75 per cent	99 per cent
Deficit funding arrangement agreed with the Trustees based on the last completed valuation	No deficit or other funding required. Ongoing contributions for active members are at the minimum level required under the scheme rules (approximately £5 million per annum excluding expenses)
Deficit funding of £26 million per annum
from 1 April 2017 until 31 March 2027, or earlier if the scheme’s funding level reaches 100 per cent before this date. The deficit funding will be reviewed every three years at subsequent
 valuations

No deficit funding required from 1 January 2016
*The triennial valuation for M&GGPS as at 31 December 2017 is currently in progress.

(ii)
Assumptions
The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years shown were as follows:

	31 Dec 2018%	31 Dec 2017%
Discount rate*	2.8	2.5
Rate of increase in salaries	3.3	3.1
Rate of inflation†
Retail prices index (RPI)	3.3	3.1
Consumer prices index (CPI)	2.3	2.1
Rate of increase of pensions in payment for inflation:
PSPS:
Guaranteed (maximum 5%)	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5
Discretionary	2.5	2.5
Other schemes	3.3	3.1
*
The discount rate has been determined by reference to an ‘AA’ corporate bond index, adjusted where applicable to allow for the difference in duration between the index and the pension liabilities.
†
The rate of inflation reflects the long-term assumption for UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current mortality estimates with an allowance made for expected future improvements in mortality. This allowance reflected the CMI 2015 Core projections model (2017: CMI 2014 projections model, with scheme-specific calibrations). In 2018, for members post retirement long-term mortality improvement rates of 1.75 per cent per annum (2017: 1.75 per cent per annum) and 1.50 per cent per annum (2017: 1.25 per cent per annum) were applied for males and females, respectively.

(iii)
Estimated pension scheme surpluses and deficits
The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 31 December 2018, M&GGPS held investments in Prudential insurance policies of £225 million (31 December 2017: £151 million).

Movements on the pension scheme surplus determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2018 £m
	Surplus (deficit) in schemes at 1 Jan 2018	(Charge) credit to income statement	Actuarial gains and losses in other comprehensive income	Contributions paid	Surplus (deficit) in schemes at 31 Dec 2018
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus (deficit)	692	(88)	303	52	959
Less: amount attributable to UK with-profits fund	(473)	38	(178)	(20)	(633)
Shareholders' share:
Gross of tax surplus (deficit)	219	(50)	125	32	326
Related tax	(42)	10	(24)	(6)	(62)
Net of shareholders' tax	177	(40)	101	26	264
Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(485)	(13)	(179)	–	(677)
Less: amount attributable to UK with-profits fund	363	8	132	–	503
Shareholders' share:
Gross of tax	(122)	(5)	(47)	–	(174)
Related tax	23	1	9	–	33
Net of shareholders' tax	(99)	(4)	(38)	–	(141)
With the effect of IFRIC 14
Surplus (deficit)	207	(101)	124	52	282
Less: amount attributable to UK with-profits fund	(110)	46	(46)	(20)	(130)
Shareholders' share:
Gross of tax surplus (deficit)	97	(55)	78	32	152
Related tax	(19)	11	(15)	(6)	(29)
Net of shareholders' tax	78	(44)	63	26	123

Underlying investments of the schemes
On the ‘economic basis’, after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans’ assets comprise the following investments:

	31 Dec 2018				31 Dec 2017
	PSPS	Other schemes	Total		PSPS	Other schemes	Total
	£m	£m	£m	%	£m	£m	£m	%
Equities
UK	8	6	14	–	9	67	76	1
Overseas	204	53	257	3	226	272	498	6
Bonds
Government	4,596	538	5,134	61	5,040	655	5,695	63
Corporate	1,586	454	2,040	24	1,491	248	1,739	20
Asset-backed securities	263	12	275	3	164	–	164	2
Derivatives	103	4	107	1	188	(6)	182	2
Properties	143	143	286	3	140	130	270	3
Other assets	172	198	370	5	216	77	293	3
Total value of assets	7,075	1,408	8,483	100	7,474	1,443	8,917	100

(iv)
Sensitivity of the pension scheme liabilities to key variables
The sensitivity information below is based on the core scheme liabilities and assumptions at the balance sheet date. The sensitivities are calculated based on a change in one assumption with all other assumptions being held constant. As such, interdependencies between the assumptions are excluded. The impact of the rate of inflation assumption sensitivity includes the impact of inflation on the rate of increase in salaries and rate of increase of pensions in payment.

The sensitivities of the underlying pension scheme liabilities as shown below do not directly equate to the impact on the profit or loss attributable to shareholders or shareholders’ equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in the financial position of PSPS and SASPS to the UK with-profits fund as described above.

	Assumption applied		Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis
	2018	2017			2018	2017
Discount rate	2.8%	2.5%	Decrease by 0.2%	Increase in scheme liabilities by:
				PSPS	3.5%	3.5%
				Other schemes	5.0%	5.4%
Discount rate	2.8%	2.5%	Increase by 0.2%	Decrease in scheme liabilities by:
				PSPS	3.3%	3.4%
				Other schemes	4.7%	4.9%
Rate of inflation	3.3%	3.1%	RPI: Decrease by 0.2%	Decrease in scheme liabilities by:
	2.3%	2.1%	CPI: Decrease by 0.2%	PSPS	0.6%	0.6%
			with consequent reduction	Other schemes	3.9%	3.9%
			in salary increases
Mortality rate			Increase life expectancy by 1 year	Increase in scheme liabilities by:

				PSPS	3.9%	4.0%
				Other schemes	3.9%	3.8%

C10
Share capital, share premium and own shares

	2018			2017
Issued shares of 5p each	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
fully paid		£m	£m		£m	£m
At 1 January	2,587,175,445	129	1,948	2,581,061,573	129	1,927
Shares issued under share-based schemes	5,868,964	1	16	6,113,872	–	21
At 31 December	2,593,044,409	130	1,964	2,587,175,445	129	1,948

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2018, there were options outstanding under save as you earn schemes to subscribe for shares as follows:

		Share price range
	Number of shares to subscribe for	from	to	Exercisable by year
31 Dec 2018	4,885,804	901p	1,455p	2024
31 Dec 2017	6,448,853	629p	1,455p	2023

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc shares (‘own shares’) either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £170 million as at 31 December 2018 (31 December 2017: £250 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2018, 9.6 million (31 December 2017: 11.4 million) Prudential plc shares with a market value of £135 million (31 December 2017: £218 million) were held in such trusts all of which are for employee incentive plans. The maximum number of shares held during 2018 was 14.9 million which was in March 2018.

The Company purchased the following number of shares in respect of employee incentive plans. The shares purchased each month are as follows:

		2018 share price				2017 share price
	Number				Number
	of shares	Low	High	Cost	of shares	Low	High	Cost
		£	£	£		£	£	£
January	51,555	19.18	19.40	996,536	62,388	15.83	16.02	989,583
February	55,765	17.91	18.10	1,004,362	65,706	15.70	16.09	1,052,657
March	55,623	18.25	18.54	1,025,238	70,139	16.40	16.54	1,159,950
April	1,664,334	16.67	17.95	29,113,556	3,090,167	16.58	16.80	51,369,760
May	63,334	18.91	19.38	1,216,136	55,744	17.50	17.62	979,645
June	181,995	18.21	18.65	3,335,725	182,780	17.52	18.00	3,269,447
July	55,888	17.68	17.86	993,779	51,984	17.72	17.93	927,452
August	60,384	18.04	18.10	1,090,283	55,857	18.30	18.73	1,025,802
September	82,612	16.95	16.98	1,400,868	51,226	17.45	17.97	912,151
October	148,209	15.62	16.84	2,477,127	136,563	17.99	18.22	2,483,879
November	67,162	15.95	15.96	1,071,633	53,951	18.38	18.40	992,123
December	73,744	13.99	14.30	1,045,278	53,519	18.26	18.47	986,000
Total	2,560,605			44,770,521	3,930,024			66,148,449

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2018 was 3.0 million (31 December 2017: 6.4 million) and the cost of acquiring these shares of £20 million (2017: £71 million) is included in the cost of own shares. The market value of these shares as at 31 December 2018 was £42 million (31 December 2017: £121 million). During 2018, these funds made net disposals of 3,368,506 Prudential shares (2017: acquisitions of 372,029) for a net decrease of £50.5 million to book cost (2017: net increase of £9.4 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2018 or 2017.

D
Other notes

D1
Corporate transactions

D1.1
Gains/(losses) on disposal of businesses and corporate transactions

‘(Loss) gain on disposal of businesses and corporate transactions’ comprises the following:

	2018 £m	2017 £m
Loss arising on reinsurance of part of UK shareholder-backed annuity portfolionote (i)	(508)	–
Other transactionsnote (ii)	(80)	223
	(588)	223

Notes
(i)
Loss arising on reinsurance of part of UK shareholder-backed annuity portfolio
In March 2018, M&GPrudential announced the reinsurance of £12.0 billion (as at 31 December 2017) of its shareholder-backed annuity portfolio to Rothesay Life. Under the terms of the agreement, M&GPrudential has reinsured the liabilities to Rothesay Life, which is expected to be followed by a court sanctioned legal transfer, under Part VII of the Financial Services and Markets Act 2000 (Part VII), of most of the portfolio to Rothesay Life by 30 June 2019.

The reinsurance agreement became effective on 14 March 2018. A reinsurance premium of £12,149 million has been recognised within ‘Outward reinsurance premiums’ in the income statement and settled via the transfer of financial investments and other assets to Rothesay Life. After allowing for the recognition of a reinsurance asset and associated changes to policyholder liabilities, a loss of £(508) million was recognised in 2018 in relation to the transaction.

The reinsured annuity business that will be transferred once the Part VII process is complete has been classified as held for sale in these consolidated financial statements in accordance with IFRS 5, ‘Non-current assets held for sale and discontinued operations’.

The assets and liabilities of the M&GPrudential annuity business classified as held for sale on the statement of financial position are as follows:

31 Dec 2018 £m
Assets
Reinsurer's share of insurance contract liabilities	10,502
Other assets (including cash and cash equivalents)	66
Assets held for sale	10,568

Liabilities
Policyholder liabilities	10,502
Other liabilities	66
Liabilities held for sale	10,568

(ii)
Other transactions
Other transaction costs of £80 million incurred by the Group in 2018 primarily relate to additional costs incurred in exiting from the NPH broker-dealer business and costs related to preparation for the previously announced intention to demerge M&GPrudential from Prudential plc, resulting in two separately listed entities.

In 2017, the Group completed its disposal of its Korea life business, realising a gain of £61 million principally as a result of recycling from other comprehensive income cumulative exchange gains of this business. On 15 August 2017, the Group, through its subsidiary National Planning Holdings, Inc. (NPH) sold its US independent broker-dealer network to LPL Financial LLC which realised a gain of £162 million in 2017. Together these two transactions generated a gain on disposal of businesses and corporate transactions of £223 million.

D1.2 Acquisition of TMB Asset Management Co., Ltd. in Thailand

In September 2018, the Group completed its initial acquisition of 65 per cent of TMB Asset Management Co,. Ltd. (TMBAM), an asset management company in Thailand, from TMB Bank Public Limited (TMB) for £197 million.

The terms of the sale agreement include a call option exercisable (by the Group) after three years and a put option exercisable (by TMB) after four years which, if exercised, triggers the purchase of the remaining 35 per cent of the business. The put option, in line with IFRS, has been recognised as a financial liability and a reduction in shareholders’ equity of £106 million as of the acquisition date, being the discounted expected consideration payable for the remaining 35 per cent (£109 million as of 31 December 2018).

The fair value of the acquired assets, assumed liabilities and resulting goodwill are shown in the table below:

31 Dec 2018 £m
Assets
Intangible assets	5
Other assets	26
Cash and cash equivalents	2
Total assets	33
Other liabilities	(10)
Non-controlling interests	(7)
Net assets acquired and liabilities assumed	16
Goodwill arising on acquisition*	181
Purchase consideration	197
*
The goodwill on acquisition of £181 million (retranslated to £186 million at 31 December 2018) is mainly attributable to the expected benefits from new customers and synergies. Refer to note C5.1 for changes to the carrying amount of goodwill during the year.

The acquisition of TMBAM contributed £18 million to revenue and £5 million to adjusted IFRS operating profit based on longer-term investment returns and profit before tax of the Group for the post-acquisition period from 27 September to 31 December 2018. There is no material impact on the Group’s revenue and profit for 2018 if the acquisition had occurred on 1 January 2018.

D2
Contingencies and related obligations

Litigation and regulatory matters
In addition to the matters set out in note B3(iii) in relation to the Financial Conduct Authority review of past annuity sales, the Group is involved in various litigation and regulatory issues. These may from time to time include class actions involving Jackson. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group’s ﬁnancial condition, results of operations, or cash ﬂows.

D3
Post balance sheet events

Dividends
The second interim ordinary dividend for the year ended 31 December 2018, that was approved by the Board of Directors after 31 December 2018, is described in note B6.

Renewal of strategic bancassurance alliance with United Overseas Bank Limited
In January 2019, the Group announced the renewal of its regional strategic bancassurance alliance with United Overseas Bank Limited (UOB). The new agreement extends the original alliance, which commenced in 2010 to 2034 and increases the geographical scope to include a fifth market, Vietnam, alongside the existing markets across Singapore, Malaysia, Thailand and Indonesia.

As part of this transaction, Prudential has agreed to pay UOB an initial fee of £662 million (translated using a Singapore dollar: £ foreign exchange rate of 1.7360) for distribution rights which is not dependent on future sales volumes. This amount will be paid in three instalments of £230 million in February 2019, £331 million in January 2020 and £101 million in January 2021. In line with the Group’s policy, these amounts will be capitalised as a distribution rights intangible asset.

Additional Unaudited Financial Information

I
IFRS profit and loss

I(a)
Analysis of long-term insurance business adjusted IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group’s adjusted IFRS operating profit based on longer-term investment returns from long-term insurance operations into the underlying drivers, using the following categories:

–
Spread income represents the difference between net investment income and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

–
Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

–
With-profits represent the pre-tax shareholders’ transfer from the with-profits funds for the year.

–
Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.

–
Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

–
Acquisition costs and administration expenses represent expenses incurred in the year attributable to shareholders. These exclude items such as restructuring costs which are not included in the segment profit for insurance, as well as items that are more appropriately included in other sources of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

–
DAC adjustments comprise DAC amortisation for the year, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of adjusted IFRS operating profit based on longer-term investment returns by source and margin analysis of Group long-term insurance business
The following analysis expresses certain of the Group’s sources of adjusted IFRS operating profit based on long-term investment returns as a margin of policyholder liabilities or other relevant drivers. Details on the calculation of the Group’s average policyholder liability balances are given in note (iv) at the end of this section.

	2018
	Asia	US	UK and Europe	Total	Average liability	Margin
	£m	£m	£m	£m	£m	bps
					note (iv)	note (ii)
Spread income	232	583	84	899	85,850	105
Fee income	210	2,445	56	2,711	175,443	155
With-profits	71	–	320	391	147,318	27
Insurance margin	1,481	949	50	2,480
Margin on revenues	2,105	–	149	2,254
Expenses:
Acquisition costsnote (i)	(1,503)	(759)	(57)	(2,319)	6,802	(34)%
Administration expenses	(1,029)	(1,204)	(180)	(2,413)	265,597	(91)
DAC adjustmentsnote (v)	326	(114)	4	216
Expected return on shareholder assets	129	11	102	242
	2,022	1,911	528	4,461
Share of related tax charges from joint ventures and associatenote (vi)	(40)		–	(40)
Longevity reinsurance and other management actions to improve solvency			58	58
Changes in longevity assumption basis			441	441
Provision for guaranteed minimum pension equalisation			(55)	(55)
Insurance recoveries of costs associated with review of past annuity sales			166	166
Long-term business adjusted IFRS operating profit based on longer-term investment returns	1,982	1,911	1,138	5,031

	2017 AER
	Asia	US	UK and Europe	Total	Average liability	Margin
	£m	£m	£m	£m	£m	bps
					note (iv)	note(ii)
Spread income	234	751	137	1,122	88,908	126
Fee income	205	2,343	61	2,609	166,839	156
With-profits	59	–	288	347	136,474	25
Insurance margin	1,341	906	55	2,302
Margin on revenues	2,098	–	189	2,287
Expenses:
Acquisition costsnote (i)	(1,499)	(876)	(68)	(2,443)	6,958	(35)%
Administration expenses	(967)	(1,174)	(164)	(2,305)	261,114	(88)
DAC adjustmentsnote (v)	241	260	4	505
Expected return on shareholder assets	126	4	104	234
	1,838	2,214	606	4,658
Share of related tax charges from joint ventures and associatenote (vi)	(39)	–	–	(39)
Longevity reinsurance and other management actions to improve solvency	–	–	276	276
Changes in longevity assumption basis	–	–	204	204
Provision for review of past annuity sales	–	–	(225)	(225)
Long-term business adjusted IFRS operating profit based on longer-term investment returns	1,799	2,214	861	4,874

	2017 CERnote (iii)
	Asia	US	UK and Europe	Total	Average liability	Margin
	£m	£m	£m	£m	£m	bps
					note (iv)	note (ii)
Spread income	228	725	137	1,090	87,553	124
Fee income	195	2,262	61	2,518	162,267	155
With-profits	57	–	288	345	136,496	25
Insurance margin	1,293	875	55	2,223
Margin on revenues	2,021	–	189	2,210
Expenses:
Acquisition costsnote (i)	(1,450)	(846)	(68)	(2,364)	6,767	(35)%
Administration expenses	(933)	(1,134)	(164)	(2,231)	255,313	(87)
DAC adjustmentsnote (v)	235	251	4	490
Expected return on shareholder assets	120	4	104	228
	1,766	2,137	606	4,509
Share of related tax charges from joint ventures and associatenote (vi)	(39)	–	–	(39)
Longevity reinsurance and other management actions to improve solvency	–	–	276	276
Changes in longevity assumption basis	–	–	204	204
Provision for review of past annuity sales	–	–	(225)	(225)
Long-term business adjusted IFRS operating profit based on longer-term investment returns	1,727	2,137	861	4,725

Notes to sources of earnings tables throughout I(a)
(i)
The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.
(ii)
Margin represents the operating return earned in the year as a proportion of the relevant class of average policyholder liabilities excluding unallocated surplus.
(iii)
The 2017 comparative information has been presented at AER and CER to eliminate the impact of foreign exchange translation. CER results are calculated by translating prior year results using the current year foreign exchange rates. All CER profit figures have been translated at current year average rates. For Asia CER average policyholder liability calculations, the amounts have been translated using current year opening and closing exchange rates. For the US CER average liability calculations, the amounts have been translated at the current year month-end closing exchange rates. See note A1 in the IFRS financial statements for foreign exchange rates used.
(iv)
For UK and Europe and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year. The calculation of average liabilities for Jackson is generally derived from month-end balances throughout the year, as opposed to opening and closing balances only. The average liabilities for fee income in Jackson have been calculated using daily balances instead of month-end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administration expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson.
(v)
The DAC adjustments contain a credit of £55 million in respect of joint ventures and associate in 2018 (2017: AER credit of £43 million).
(vi)
Under IFRS, the Group’s share of results from its investments in joint ventures and associate accounted for using the equity method is included in the Group’s profit before tax on a net of related tax basis. In 2018, the Group altered the presentation of its analysis of Asia adjusted IFRS operating profit based on longer-term investment returns by driver to show these tax charges separately in order for the contribution from the joint ventures and associate to be included in the margin analysis on a consistent basis as the rest of the Asia operations. 2017 comparatives have been re-presented accordingly.

Margin analysis of long-term insurance business – Asia

	2018			2017 AER			2017 CER		note (iii)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
	£m	£m	bps	£m	£m	bps	£m	£m	bps
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Spread income	232	18,895	123	234	16,359	143	228	16,351	139
Fee income	210	20,105	104	205	18,767	109	195	18,638	105
With-profits	71	36,309	20	59	30,115	20	57	30,137	19
Insurance margin	1,481			1,341			1,293
Margin on revenues	2,105			2,098			2,021
Expenses:
Acquisition costsnote (i)	(1,503)	3,744	(40)%	(1,499)	3,805	(39)%	(1,450)	3,671	(39)%
Administration expenses	(1,029)	39,000	(264)	(967)	35,126	(275)	(933)	34,989	(267)
DAC adjustmentsnote (v)	326			241			235
Expected return on shareholder assets	129			126			120
	2,022			1,838			1,766
Share of related tax charges from joint ventures and associatenote (vi)	(40)			(39)			(39)
Adjusted IFRS operating profit based on longer-term investment returns	1,982			1,799			1,727

Analysis of Asia adjusted IFRS operating profit based on longer-term investment returns by driver:
–
Spread income has increased on a CER basis by 2 per cent (AER: decreased by 1 per cent) to £232 million in 2018, with a decrease in the margin on a CER basis from 139 basis points in 2017 to 123 basis points in 2018 (AER: decreased from 143 basis points in 2017 to 123 basis points in 2018) predominantly reflecting the change in investment mix, country and product mix.
–
Fee income has increased by 8 per cent on a CER basis (AER: 2 per cent) to £210 million in 2018, broadly in line with the increase in movement in average unit-linked policyholder liabilities.
–
Insurance margin has increased by 15 per cent on a CER basis (AER: 10 per cent) to £1,481 million in 2018, primarily reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products.
–
Margin on revenues has increased by 4 per cent on a CER basis (AER: less than one per cent) to £2,105 million in 2018, primarily reflecting higher premiums together with the effect of changes in product mix and higher premium allocation to policyholders.
–
Acquisition costs have increased by 4 per cent on a CER basis (AER: less than one per cent) to £1,503 million in 2018, compared to a 2 per cent increase in APE sales on a CER basis, resulting in an increase in the acquisition costs ratio. The analysis in the table above uses shareholder acquisition costs as a proportion of total APE sales. If with-profits sales were excluded from the denominator, the acquisition cost ratio would become 69 per cent (2017: 67 per cent on a CER basis), the increase being the result of product and country mix.
–
Administration expenses including renewal commissions have increased by 10 per cent on a CER basis (AER: 6 per cent) to £1,029 million in 2018 as the business continues to expand. On a CER basis, the administration expense ratio has decreased from 267 basis points in 2017 to 264 basis points in 2018 as a result of changes in country and product mix.

Margin analysis of long-term insurance business – US

	2018			2017 AER			2017 CERnote (iii)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
	£m	£m	bps	£m	£m	bps	£m	£m	bps
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Spread income	583	37,608	155	751	38,918	193	725	37,571	193
Fee income	2,445	133,407	183	2,343	125,440	187	2,262	120,997	187
Insurance margin	949			906			875
Expenses
Acquisition costsnote (i)	(759)	1,542	(49)%	(876)	1,662	(53)%	(846)	1,605	(53)%
Administration expenses	(1,204)	175,319	(69)	(1,174)	169,725	(69)	(1,134)	164,061	(69)
DAC adjustments	(114)			260			251
Expected return on shareholder assets	11			4			4
Adjusted IFRS operating profit based on longer-term investment returns	1,911			2,214			2,137

Analysis of US adjusted IFRS operating profit based on long-term investment returns by driver:

Spread income has decreased by 20 per cent on a CER basis (AER: 22 per cent) to £583 million in 2018. The reported spread margin decreased to 155 basis points from 193 basis points in 2017, primarily due to the impact of increasing LIBOR on interest rate swaps, lower investment yields and maturing of swaps previously entered into to more closely match the asset and liability duration. Excluding the effect of these historic swap transactions, the spread margin would have been 130 basis points (2017: 144 basis points at CER and AER).
–
Fee income has increased by 8 per cent on a CER basis (AER: 4 per cent) to £2,445 million during 2018, primarily due to higher average separate account balances resulting from positive net flows from variable annuity business and market appreciation during most of 2018 before a decline in the fourth quarter of 2018. Fee income margin has decreased to 183 basis points (2017:187 basis points at CER and AER) primarily reflecting a change in business mix.
–
Insurance margin represents profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin increased by 8 per cent on a CER basis (AER: 5 per cent) to £949 million in 2018 mainly due to higher income from variable annuity guarantees and favourable mortality experience.
–
Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased by 10 per cent on a CER basis (AER: 13 per cent). This reflects a 4 per cent decrease in APE sales and lower level of front-ended commissions.
–
Administration expenses increased by 6 per cent on a CER basis (AER: 3 per cent) to £(1,204) million during 2018, primarily as a result of higher asset-based commissions. Excluding these asset-based commissions, the resulting administration expense ratio would be lower at 34 basis points (2017: 35 basis points at CER and AER).
–
DAC adjustments in 2018 was negative £(114) million (compared to £251 million credit in 2017 on a CER basis) due to an increase in the DAC amortisation charge. The higher DAC amortisation charge arises largely from an acceleration of amortisation of £(194) million (2017: credit for deceleration of £83 million on a CER basis) primarily relating to the market returns in 2018 and the reversal of the benefit received in 2015 under the mean reversion formula.

Analysis of adjusted IFRS operating profit based on longer-term investment returns before and after acquisition costs and DAC adjustments

	2018 £m				2017 AER £m				2017 CERnote (iii) £m
		Acquisition costs				Acquisition costs				Acquisition costs
	Before acquisition costs and DAC adjustments	Incurred	Deferred	After acquisition costs and DAC adjustments	Before acquisition costs and DAC adjustments	Incurred	Deferred	After acquisition costs and DAC adjustments	Before acquisition costs and DAC adjustments	Incurred	Deferred	After acquisition costs and DAC adjustments
Total adjusted IFRS operating profit based on longer-term investment returns before acquisition costs and DAC adjustments	2,784			2,784	2,830			2,830	2,732			2,732
Less new business strain		(759)	569	(190)		(876)	663	(213)		(846)	640	(206)

Amortisation of previously deferred acquisition costs:
Normal			(489)	(489)			(489)	(489)			(472)	(472)
(Accelerated)decelerated			(194)	(194)			86	86			83	83
Total	2,784	(759)	(114)	1,911	2,830	(876)	260	2,214	2,732	(846)	251	2,137

Analysis of adjusted IFRS operating profit based on longer-term investment returns for US operations by product

	2018 £m	2017 £m		2018 vs 2017%
		AER	CER	AER	CER
Spread business	297	317	306	(6)%	(3)%
Fee business	1,532	1,788	1,726	(14)%	(11)%
Life and other business	82	109	105	(25)%	(22)%
Total insurance operationsnote	1,911	2,214	2,137	(14)%	(11)%

US asset management and broker-dealer	8	10	9	(20)%	(11)%
Total US operations	1,919	2,224	2,146	(14)%	(11)%

Note
The analysis of adjusted IFRS operating profit based on longer-term investment returns for US operations by product represents the net profit generated by each line of business after allocation of costs. Broadly:
–
Spread business is the net profit for fixed annuity, fixed indexed annuity and guaranteed investment contracts and largely comprises spread income less costs.
–
Fee business represents profits from variable annuity products. As well as fee income, revenue for this product line includes spread income from investments directed to the general account and other variable annuity fees included in insurance margin.
–
Life and other business includes the profits from the REALIC business and other closed life books. Revenue allocated to this product line includes spread income and premiums and policy charges for life protection, which are included in insurance margin after claim costs. Insurance margin forms the vast majority of revenue.

Margin analysis of long-term insurance business – UK and Europe

		2018			2017
		Average			Average
	Profit	liability	Margin	Profit	liability	Margin
	£m	£m	bps	£m	£m	bps
		note (iv)	note (ii)		note (iv)	note (ii)
Spread income	84	29,347	29	137	33,631	41
Fee income	56	21,931	26	61	22,632	27
With-profits	320	111,009	29	288	106,359	27
Insurance margin	50			55
Margin on revenues	149			189
Expenses:
Acquisition costsnote (i)	(57)	1,516	(4)%	(68)	1,491	(5)%
Administration expenses	(180)	51,278	(35)	(164)	56,263	(29)
DAC adjustments	4			4
Expected return on shareholder assets	102			104
	528			606
Longevity reinsurance and other management actions to improve solvency	58			276
Changes in longevity assumption basis	441			204
Provision for guaranteed minimum pension equalisation	(55)			-
Insurance recoveries of costs associated with review of past annuity sales	166			-
Provision for review of past annuity sales	-			(225)
Adjusted IFRS operating profit based on longer-term investment returns	1,138			861

Analysis of UK and Europe adjusted IFRS operating profit based on longer-term investment returns by driver:
–
Spread income has reduced from £137 million in 2017 to £84 million in 2018 reflecting the run-off of the in-force annuity portfolio and the effect of the reinsurance of £12.0 billion of annuity portfolios to Rothesay Life entered into in March 2018.
–
Fee income principally represents asset management fees from unit-linked business (including direct investment only business to Group pension schemes where liability flows are driven by a small number of large single mandate transactions and mostly arises within the UK and Europe asset management business). Fee income is after costs relating to managing the underlying funds which include recent rationalisation activity to remove sub-scale funds. If these costs and the direct investment only schemes are excluded, the fee margin on the remaining balances would be 36 basis points (2017: 40 basis points).
–
Margin on revenues represents premium charges for expenses of shareholder-backed business and other sundry net income.
–
The £441 million favourable effect of longevity assumption relates to changes to annuitant mortality assumptions to reflect current mortality experience and the adoption of the Continuous Mortality Investigation (CMI) 2016 model. Further information on changes to mortality assumptions is given in note C4.1(d) in the IFRS financial statements.
–
An allowance provision of £(55) million has been made in 2018 to reflect the costs of equalising guaranteed minimum pension benefits on pension products sold by the insurance business following the ruling by the High Court in October 2018. Further information is provided in note C9 in the IFRS financial statements.
–
The 2018 insurance recoveries of costs associated with undertaking a review of past annuity sales of £166 million (2017: nil) is explained in note B4(b) in the IFRS financial statements.

I(b)
Asia operations – analysis of IFRS operating profit by business unit

Operating profit based on longer-term investment returns for Asia operations is analysed as follows:

	2018 £m	AER 2017 £m	CER 2017 £m	2017 AER vs 2018	2017 CER vs 2018
Hong Kong	443	346	332	28%	33%
Indonesia	416	457	415	(9)%	0%
Malaysia	194	173	178	12%	9%
Philippines	43	41	38	5%	13%
Singapore	329	272	269	21%	22%
Thailand	113	107	108	6%	5%
Vietnam	149	135	129	10%	16%
South-east Asia operations including Hong Kong	1,687	1,531	1,469	10%	15%
China	143	121	119	18%	20%
Taiwan	51	43	41	19%	24%
Other	51	71	67	(28)%	(24)%
Non-recurrent itemsnote	94	75	73	25%	29%
Total insurance operations	2,026	1,841	1,769	10%	15%
Share of related tax charges from joint ventures and associate*	(40)	(39)	(39)	(3)%	(3)%
Development expenses	(4)	(3)	(3)	(33)%	(33)%
Total long-term business operating profit	1,982	1,799	1,727	10%	15%
Asset management (Eastspring Investments)	182	176	171	3%	6%
Total Asia operations	2,164	1,975	1,898	10%	14%
*
Under IFRS, the Group’s share of results from its investments in joint ventures and associate accounted for using the equity method is included in the Group’s profit before tax on a net of related tax basis. In 2018, the Group altered the presentation of its analysis of Asia operating profit to show these tax charges separately in order for the contribution from the joint ventures and associate to be included in the operating profit analysis on a consistent basis as the rest of the Asia’s operations. 2017 comparatives have been re-presented accordingly.

Note
In 2018, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £94 million (2017: £75 million) representing a small number of items that are not expected to reoccur, including the impact of a refinement to the run-off of the allowance for prudence within technical provisions, within Singapore.

I(c)
Analysis of asset management operating profit based on longer-term investment returns

	2018 £m
	M&GPrudential asset management	Eastspring Investments
	note (ii)	note (ii)
Operating income before performance-related fees	1,100	424
Performance-related fees	15	17
Operating income (net of commission)note (i)	1,115	441
Operating expensenote (i)	(654)	(232)
Share of associate’s results	16	–
Group's share of tax on joint ventures' operating profit	–	(27)
Operating profit based on longer-term investment returns	477	182

Average funds under management	£276.6bn	£146.3bn
Margin based on operating income*	40bps	29bps
Cost/income ratio†	59%	55%

	2017 £m
	M&GPrudential asset management	Eastspring Investments
	note (ii)	note (ii)
Operating income before performance-related fees	1,034	421
Performance-related fees	53	17
Operating income (net of commission)note (i)	1,087	438
Operating expensenote (i)	(602)	(238)
Share of associate’s results	15	–
Group's share of tax on joint ventures' operating profit	–	(24)
Operating profit based on longer-term investment returns	500	176

Average funds under management	£275.9bn	£128.4bn
Margin based on operating income*	37bps	33bps
Cost/income ratio†	58%	56%

*
Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts. M&GPrudential operating expense includes £27 million of Brexit preparation costs.
†
Cost/income ratio represents cost as a percentage of operating income before performance-related fees.

Notes
(i)
Operating income and expense include the Group’s pre-tax share of contribution from joint ventures but excludes any contribution from associate. In the consolidated income statement of the IFRS financial statements, the net post-tax income of the joint ventures and associate is shown as a single line item.
(ii)
Operating income before performance related fees and margin on related funds under management for M&GPrudential asset management and Eastspring Investments can be further analysed as follows:

	M&GPrudential asset management
	Operating income before performance related fees
	Retail	Margin	Institutional*	Margin	Total	Margin
	£m	bps	£m	bps	£m	bps
2018	662	85	438	22	1,100	40
2017	604	85	430	21	1,034	37

	Eastspring Investments
	Operating income before performance related fees
	Retail	Margin	Institutional*	Margin	Total	Margin
	£m	bps	£m	bps	£m	bps
2018	252	50	172	18	424	29
2017	249	57	172	20	421	33
*
Institutional includes internal funds.

I(d)
Contribution to UK long-term financial metrics from specific management actions undertaken to position the balance sheet more efficiently under the Solvency II regime

In 2018, further management actions were taken to improve the solvency of the UK and Europe insurance operations and to mitigate market risks. These actions included repositioning the fixed income asset portfolio to improve the trade-off between yield and credit risk. No new longevity reinsurance transactions were undertaken in 2018 (2017: longevity reinsurance transactions entered into covering £0.5 billion of IFRS annuity liabilities).

The effect of these actions on the UK’s long-term IFRS operating profit, underlying free surplus generation and EEV operating profit, before restructuring costs, is shown in the tables below.

IFRS operating profit of UK long-term business before tax
	2018 £m	2017 £m
Shareholder-backed annuity new business	9	9
In-force business:
Longevity reinsurance transactions	–	31
Other management actions to improve solvency	58	245
Changes in longevity assumption basis	441	204
Provision for the review of past annuity sales	–	(225)
Insurance recoveries in respect of above costs	166	–
Provision for guaranteed minimum pension equalisation	(55)	–
	610	255
With-profits and other in-force	519	597
Total IFRS operating profit before restructuring costs	1,138	861

Underlying free surplus generation of UK long-term business

	2018 £m	2017 £m
Expected in-force and return on net worth	686	706
Longevity reinsurance transactions	–	15
Other management actions to improve solvency	54	385
Changes in longevity assumption basis	364	179
Provision for the review of past annuity sales	–	(187)
Insurance recoveries in respect of above costs	138	–
Provision for guaranteed minimum pension equalisation	(95)	–
	461	392
Other in-force	130	(28)
Underlying free surplus generated from in-force business	1,277	1,070
New business strain	(102)	(175)
Total free surplus generation before restructuring costs	1,175	895

EEV post-tax operating profit of UK long-term business
	2018 £m	2017 £m
Unwind of discount and other expected return	474	465
Longevity reinsurance transactions	–	(6)
Other management actions to improve solvency	141	127
Changes in longevity assumption basis	330	195
Provision for the review of past annuity sales	–	(187)
Insurance recoveries in respect of above costs	138	–
Provision for guaranteed minimum pension equalisation	(48)	–
	561	129
Other in-force	(13)	79
Operating profit from in-force business	1,022	673
New business profit	352	342
Total EEV operating profit before restructuring costs	1,374	1,015

II
Other information

II(a)
Holding company cash flow*

	2018 £m	2017 £m
Net cash remitted by business units:
Asia	699	645
US	342	475
UK and Europe:
With-profits remittance	233	215
Shareholder-backed insurance business remittance	97	105
Asset management remittance	324	323
	654	643
Other UK paid to the Group (including Prudential Capital)	37	25
Total UK net remittances to the Group	691	668
Net remittances to the Group from business unitsnote (i)	1,732	1,788
Net interest paid	(366)	(415)
Tax received	142	152
Corporate activities	(206)	(207)
Total central outflows	(430)	(470)
Operating holding company cash flow before dividend	1,302	1,318
Dividend paid	(1,244)	(1,159)
Operating holding company cash flow after dividend	58	159
Non-operating net cash flownote (ii)	913	(511)
Total holding company cash flow	971	(352)
Cash and short-term investments at beginning of year	2,264	2,626
Foreign exchange movements	1	(10)
Cash and short-term investments at end of yearnote (iii)	3,236	2,264
*
The holding company cash flow differs from the IFRS cash flow statement, which includes all cash flows in the period including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group’s central liquidity.

Notes
(i)
Net cash remittances comprise dividends and other transfers from business units that are reflective of emerging earnings and capital generation.
(ii)
Non-operating net cash flow principally relates to the issue of subordinated debt less repayment of debt, and payments for distribution rights and acquisition of subsidiaries.
(iii)
Including central finance subsidiaries.

II(b)
Funds under management

(a)
Summary
For our asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. We therefore analyse the movement in the funds under management each period, focusing on those which are external to the Group and those primarily held by the insurance businesses. The table below analyses, by segment, the funds of the Group held in the statement of financial position and the external funds that are managed by Prudential’s asset management operations.

	31 Dec 2018 £bn	31 Dec 2017 £bn
Asia operations:
Internal funds	89.5	81.4
Eastspring Investments' external funds	61.1	55.9
	150.6	137.3

US operations: internal funds	183.1	178.3

UK and Europe operations:
Internal funds, including PruFund-backed products	174.3	186.8
External funds	146.9	163.9
	321.2	350.7

Other operations	2.4	3.0
Group total funds under managementnote	657.3	669.3

Note
Total funds under management comprise:

	31 Dec 2018 £bn	31 Dec 2017 £bn
Total investments per the consolidated statement of financial position	449.6	451.4
External funds of M&GPrudential and Eastspring Investments (as analysed in note (b) below)	208.0	219.8
Internally managed funds held in joint ventures and other adjustments	(0.3)	(1.9)
Group total funds under management	657.3	669.3

(b)
Investment products – external funds under management

	2018 £m					2017 £m
	At 1 Jan 2018	Market gross inflows	Redemptions	Market and other movements	At 31 Dec 2018	At 1 Jan 2017	Market gross inflows	Redemptions	Market and other movements	At 31 Dec 2017
M&GPrudential Wholesale/Direct	79,697	24,584	(29,452)	(5,364)	69,465	64,209	30,949	(19,906)	4,445	79,697
M&GPrudential Institutional	84,158	12,954	(18,001)	(1,630)	77,481	72,554	15,220	(8,926)	5,310	84,158
Total M&GPrudentialnote (i)	163,855	37,538	(47,453)	(6,994)	146,946	136,763	46,169	(28,832)	9,755	163,855
Eastspring Investmentsnote(ii)	55,885	212,070	(212,156)	5,258	61,057	45,756	215,907	(211,271)	5,493	55,885
Totalnote (iii)	219,740	249,608	(259,609)	(1,736)	208,003	182,519	262,076	(240,103)	15,248	219,740

Notes
(i)
The results exclude contribution from PruFund products: net inflows of £8.5 billion in 2018 (2017: £9.0 billion); funds under management of £43 billion as at 31 December 2018 (31 December 2017: £35.9 billion).
(ii)
Market and other movements during the year for Eastspring investments include inflow of £9.3 billion funds under management from acquisition of TMB Asset Management Co., Ltd. (‘TMBAM’) in Thailand. See note D1.2 of the consolidated financial statements for further details.
(iii)
The £208 billion (31 December 2017: £219.7 billion) investment products comprise £196.4 billion (31 December 2017: £210.4 billion) plus Asia Money Market Funds of £11.6 billion (31 December 2017: £9.3 billion).

(c)
M&G and Eastspring Investments – total funds under management
M&G, the asset management business of M&GPrudential and Eastspring Investments, the Group’s asset management business in Asia, manage funds from external parties and also funds for the Group’s insurance operations. The table below analyses the total funds under management managed by M&G and Eastspring Investments respectively.

	M&G		Eastspring Investments
	31 Dec 2018 £bn	31 Dec 2017 £bn	31 Dec 2018 £bn	31 Dec 2017 £bn
			note	note
External funds under management	146.9	163.9	61.1	55.9
Internal funds under management	118.2	134.6	90.2	83.0
Total funds under management	265.1	298.5	151.3	138.9

Note
The external funds under management for Eastspring Investments include Asia Money Market Funds at 31 December 2018 of £11.6 billion (31 December 2017: £9.3 billion).

II(c)
Solvency II capital position

The estimated Group shareholder Solvency II surplus at 31 December 2018 was £17.2 billion, before allowing for payment of the 2018 second interim ordinary dividend and reflecting approved regulatory transitional measures as at 31 December 2018.

Estimated Group shareholder Solvency II capital position*	31 Dec 2018	31 Dec 2017
Own Funds(£bn)	30.2	26.4
Solvency Capital Requirement (£bn)	13.0	13.1
Surplus (£bn)	17.2	13.3
Solvency ratio (%)	232%	202%

*
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced with-profit funds and staff pension schemes in surplus. The estimated solvency positions include management’s calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which for both 2018 and 2017 reflects the approved regulatory position.

In accordance with Solvency II requirements, these results allow for:

–
Capital in Jackson in excess of 250 per cent of the US local Risk Based Capital requirement. As agreed with the Prudential Regulation Authority, this is incorporated in the result above as follows:

–
Own funds: represents Jackson’s local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level);
–
Solvency Capital Requirement: represents 150 per cent of Jackson’s local US Risk Based Capital requirement (Company Action Level); and
–
No diversification benefits are taken into account between Jackson and the rest of the Group.

–
Matching adjustment for UK annuities and volatility adjustment for US dollar denominated Hong Kong with-profits business, based on approvals from the Prudential Regulation Authority and calibrations published by the European Insurance and Occupational Pensions Authority; and

–
UK transitional measures, which have been recalculated using management’s estimate of the impact of operating and market conditions at the valuation date. An application to recalculate the transitional measures as at 31 December 2018 has been approved by the Prudential Regulation Authority and this recalculation will therefore be reflected in the formal regulatory Quantitative Reporting Templates as at 31 December 2018.

The Group shareholder Solvency II capital position excludes:

–
A portion of Solvency II surplus capital (£1.7 billion at 31 December 2018) relating to the Group’s Asian life operations, primarily due to the Solvency II definition of ‘contract boundaries’ which prevents some expected future cash flows from being recognised;
–
The contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds in surplus (representing £5.5 billion of surplus capital from UK with-profits funds at 31 December 2018) and from the shareholders’ share of the estate of with-profits funds; and
–
The contribution to Own Funds and the Solvency Capital Requirement from pension funds in surplus.

It also excludes unrealised gains on certain derivative instruments taken out to protect Jackson against declines in long-term interest rates. At Jackson’s request, the Department of Insurance Financial Services renewed its approval to carry these instruments at book value in the local statutory returns for the period 31 December 2018 to 1 October 2019. At 31 December 2018, applying this approval had the effect of decreasing local available statutory capital and surplus (and by extension Solvency II Own Funds and Solvency II surplus) by £0.1 billion, net of tax. This arrangement reflects an elective long-standing practice first put in place in 2009, which can be unwound at Jackson’s discretion.

The 31 December 2018 Solvency II results above allow for the reinsurance of £12.0 billion of the UK annuity portfolio to Rothesay Life effective from 14 March 2018 and the transfer of Prudential plc’s Hong Kong subsidiaries to Prudential Corporation Asia Limited. In total these items have resulted in a decrease to UK Solvency II surplus in 2018 of £3.3 billion with Group Solvency II surplus increasing by £0.4 billion.

Analysis of movement in Group capital position
A summary of the estimated movement in Group Solvency II surplus from £13.3 billion at year end 2017 to £17.2 billion at year end 2018 is set out in the table below. The movement from the Group Solvency II surplus at 31 December 2016 to the Solvency II surplus at 31 December 2017 is included for comparison.

Analysis of movement in Group shareholder surplus	2018 Surplus £bn	2017 Surplus £bn
Estimated Solvency II surplus at beginning of year	13.3	12.5
Underlying operating experience	4.1	3.2
Management actions	0.1	0.4
Operating experience	4.2	3.6
Non-operating experience (including market movements)	(1.2)	(0.6)
M&GPrudential transactions	0.4	–
Other capital movements:
Net subordinated debt issuance/redemption	1.2	(0.2)
Foreign currency translation impacts	0.5	(0.7)
Dividends paid	(1.2)	(1.2)
Model changes	0.0	(0.1)
Estimated Solvency II surplus at end of year	17.2	13.3

The estimated movement in Group Solvency II surplus over 2018 is driven by:

–
Operating experience of £4.2 billion: generated by in-force business and new business written in 2018, after allowing for amortisation of the UK transitional measures and the impact of one-off management optimisations implemented over the year. This includes a £0.4 billion benefit from the impact of updates to UK longevity best estimate assumptions and a £0.1 billion benefit from an insurance recovery relating to the costs and any related redress of reviewing internally vesting annuities sold without advice after 1 July 2008;
–
Non-operating experience of £(1.2) billion: resulting mainly from the negative impact of market movements, after allowing for the recalculation of the UK transitional measures at the valuation date, the impact of US Risk Based Capital updates announced in June 2018 to reflect US tax reform changes and the £(0.3) billion impact from the acquisition of TMB Asset Management Co., Ltd. (see IFRS Financial Statements note D1.2 for further information);
–
M&GPrudential transactions of £0.4 billion: the beneficial impact on the Group Solvency II surplus of the UK annuities reinsurance transaction effective from 14 March 2018 and the transfer of Prudential plc’s Hong Kong subsidiaries to Prudential Corporation Asia Limited after allowing for the impact of recalculation of the UK transitional measures as a result of these transactions;
–
Other capital movements: comprising an increase in surplus from the net impact of debt raised offset by debt redeemed during 2018, a benefit from foreign currency translation and a reduction in surplus from payment of dividends; and
–
Model changes: reflecting internal model changes approved by the Prudential Regulation Authority and other minor internal model calibration changes made in 2018.

Analysis of Group Solvency Capital Requirements
The split of the Group’s estimated Solvency Capital Requirement by risk type including the capital requirements in respect of Jackson’s risk exposures based on 150 per cent of US Risk Based Capital requirements (Company Action Level) but with no diversification between Jackson and the rest of the Group, is as follows:

	31 Dec 2018		31 Dec 2017
	% of undiversified	% of diversified	% of undiversified	% of diversified
Split of the Group’s estimated Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements
Market	57%	70%	57%	71%
Equity	13%	23%	14%	23%
Credit	23%	38%	24%	38%
Yields (interest rates)	16%	6%	13%	7%
Other	5%	3%	6%	3%
Insurance	24%	20%	26%	21%
Mortality/morbidity	5%	2%	5%	2%
Lapse	15%	17%	14%	17%
Longevity	4%	1%	7%	2%
Operational/expense	12%	8%	11%	7%
FX translation	7%	2%	6%	1%

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds	31 Dec 2018 £bn	31 Dec 2017 £bn
IFRS shareholders' equity	17.2	16.1
Restate US insurance entities from IFRS to local US statutory basis	(2.5)	(3.0)
Remove DAC, goodwill and intangibles	(4.6)	(4.0)
Add subordinated debt	7.2	5.8
Impact of risk margin (net of transitional measures)	(3.8)	(3.9)
Add value of shareholder transfers	5.3	5.3
Liability valuation differences	13.3	12.1
Increase in net deferred tax liabilities resulting from liability valuation differences above	(1.5)	(1.6)
Other	(0.4)	(0.4)
Estimated Solvency II Shareholder Own Funds	30.2	26.4

The key items of the reconciliation as at 31 December 2018 are:

–
£(2.5) billion represents the adjustment required to the Group’s shareholders’ funds in order to convert Jackson’s contribution from an IFRS basis to the local statutory valuation basis. This item also reflects a de-recognition of Own Funds of £1.0 billion, equivalent to the value of 100 per cent of Risk Based Capital requirements (Company Action Level), as agreed with the Prudential Regulation Authority;
–
£(4.6) billion due to the removal of DAC, goodwill and intangibles from the IFRS balance sheet;
–
£7.2 billion due to the addition of subordinated debt which is treated as available capital under Solvency II but as a liability under IFRS;
–
£(3.8) billion due to the inclusion of a risk margin for UK and Asia non-hedgeable risks, net of £1.6 billion from transitional measures (after allowing for recalculation of the transitional measures as at 31 December 2018) which are not applicable under IFRS;
–
£5.3 billion due to the inclusion of the value of future shareholder transfers from with-profits business (excluding the shareholders’ share of the with-profits estate, for which no credit is given under Solvency II), which is excluded from the determination of the Group’s IFRS shareholders’ funds;
–
£13.3 billion mainly due to differences in insurance valuation requirements between Solvency II and IFRS, with Solvency II Own Funds partially capturing the value of in-force business which is excluded from IFRS;
–
£(1.5) billion due to the impact on the valuation of net deferred tax liabilities resulting from the liability valuation differences noted above; and
–
£(0.4) billion due to other items, including the impact of revaluing loans, borrowings and debt from IFRS to Solvency II.

Sensitivity analysis
The estimated sensitivity of the Group shareholder Solvency II capital position to significant changes in market conditions is as follows:

	31 Dec 2018		31 Dec 2017
Impact of market sensitivities	Surplus £bn	Ratio	Surplus £bn	Ratio
Base position	17.2	232%	13.3	202%
Impact of:
20% instantaneous fall in equity markets	(1.6)	(10)%	0.7	9%
40% fall in equity markets1	(4.0)	(28)%	(2.1)	(11)%
50 basis points reduction in interest rates2,3	(1.8)	(21)%	(1.0)	(14)%
100 basis points increase in interest rates3	1.2	20%	1.2	21%
100 basis points increase in credit spreads4	(1.7)	(9)%	(1.4)	(6)%

Notes
1
Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
2
Subject to a floor of zero for Asia and US interest rates.
3
Allowing for further transitional measures recalculation after the interest rate stress.
4
US Risk Based Capital solvency position included using a stress of 10 times expected credit defaults.

The Group believes it is positioned to withstand significant deteriorations in market conditions and we continue to use market hedges to manage some of this exposure across the Group, where we believe the benefit of the protection outweighs the cost. The sensitivity analysis above allows for predetermined management actions and those taken to date, but does not reflect all possible management actions which could be taken in the future.

UK Solvency II capital position1, 2
On the same basis as above, the estimated shareholder Solvency II surplus for The Prudential Assurance Company Limited (‘PAC’) and its subsidiaries2 at 31 December 2018 was £3.7 billion, after allowing for recalculation of transitional measures as at 31 December 2018. This relates to shareholder-backed business including future with-profits shareholder transfers, but excludes the shareholders’ share of the estate in line with Solvency II requirements.

Estimated UK shareholder Solvency II capital position*	31 Dec 2018	31 Dec 2017
Own Funds (£bn)	8.8	14.0
Solvency Capital Requirement (£bn)	5.1	7.9
Surplus (£bn)	3.7	6.1
Solvency ratio (%)	172%	178%

*
The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profit funds and staff pension schemes in surplus. The estimated solvency positions include management’s calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which for both 2018 and 2017 reflects the approved regulatory position.

The Prudential Assurance Company Limited shareholder Solvency II position at 31 December 2018 includes the actual impact of the transfer of Prudential plc’s Hong Kong subsidiaries to Prudential Corporation Asia Limited, and the impact of the reinsurance of £12.0 billion of the UK annuity portfolio to Rothesay Life. In total these items have resulted in a decrease to UK Solvency II surplus in 2018 of £3.3 billion.

Upon completion of the Part VII transfer a further circa £0.1 billion of Solvency Capital Requirement is expected to be released.

Whilst there is a large surplus in the UK with-profits funds, this is ring-fenced from the shareholder balance sheet and is therefore excluded from both the Group and the UK shareholder Solvency II surplus results. The estimated UK with-profits funds Solvency II surplus at 31 December 2018 was £5.5 billion, after allowing for recalculation of transitional measures as at 31 December 2018.

Estimated UK with-profits Solvency II capital position*	31 Dec 2018	31 Dec 2017
Own Funds (£bn)	9.7	9.6
Solvency Capital Requirement (£bn)	4.2	4.8
Surplus (£bn)	5.5	4.8
Solvency ratio (%)	231%	201%

*
The estimated solvency positions include management’s calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which for both 2018 and 2017 reflects the approved regulatory position.

Reconciliation of UK with-profits IFRS unallocated surplus to Solvency II Own Funds1
A reconciliation between the IFRS unallocated surplus and Solvency II Own Funds for UK with-profits business is as follows:

Reconciliation of UK with-profits funds	31 Dec 2018 £bn	31 Dec 2017 £bn
IFRS unallocated surplus of UK with-profits funds	13.3	13.5
Value of shareholder transfers	(2.4)	(2.7)
Risk margin (net of transitional measures)	(1.0)	(0.7)
Other valuation differences	(0.2)	(0.5)
Estimated Solvency II Own Funds	9.7	9.6

Annual regulatory reporting
The Group will publish its Solvency and Financial Condition Report and related quantitative templates no later than 4 June 2019. The templates will require us to combine the Group shareholder solvency position with those of all other ring fenced funds across the Group. In combining these solvency positions, the contribution to own funds from these ring fenced funds will be set equal to their aggregate solvency capital requirements, estimated at £5.6 billion (ie the solvency surplus in these ring fenced funds will not be captured in the templates). There will be no impact on the reported Group Solvency II surplus.

Statement of independent review in respect of Solvency II Capital Position at 31 December 2018

The methodology, assumptions and overall result have been subject to examination by KPMG LLP.

Notes
1
The UK with-profits capital position includes the PAC with-profits sub-fund, the Scottish Amicable Insurance Fund and the Defined Charge Participating Sub-Fund.

2
The insurance subsidiaries of PAC are Prudential International Assurance plc and Prudential Pensions Limited. Prudential General Insurance Hong Kong Limited and Prudential Hong Kong Limited are no longer subsidiaries of PAC following the transfer of these Hong Kong subsidiaries to Prudential Corporation Asia Limited in 2018.

III
Calculation of alternative performance measures

The annual report uses alternative performance measures (APMs) to provide more relevant explanations of the Group’s financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

III(a)
Reconciliation of adjusted IFRS operating profit based on longer-term investment returns to profit before tax

The annual report uses alternative performance measures (APMs) to provide more relevant explanations of the Group’s financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

Adjusted IFRS operating profit attributable to shareholders based on longer-term investment returns presents the operating performance of the business. This measurement basis adjusts for the following items within total IFRS profit before tax:

–
Short-term fluctuations in investment returns on shareholder-backed business;
–
Amortisation of acquisition accounting adjustments arising on the purchase of business; and
–
Gain or loss on corporate transactions, such as disposals undertaken in the year.

More details on how adjusted IFRS operating profit based on longer-term investment returns is determined are included in note B1.3 of the IFRS financial statements.

III(b)
Calculation of return on IFRS shareholders’ funds

Return on IFRS shareholders’ funds is calculated as operating profit based on longer-term investment returns net of tax and non-controlling interests divided by opening shareholders’ funds. Operating profit based on longer-term investment returns is reconciled to IFRS profit before tax in note B1 to the IFRS financial statements.

	Note	2018 £m	2017 £m
Operating profit based on longer-term investment returns	B1.1	4,827	4,699
Tax on operating profit		(792)	(971)
Profit attributable to non-controlling interests		(3)	(1)
Operating profit based on longer-term investment returns, net of tax and non-controlling interests		4,032	3,727
Opening shareholders’ funds		16,087	14,666
Return on shareholders’ funds		25%	25%

III(c)
Calculation of IFRS gearing ratio

Gearing ratio is calculated as net core structural borrowings of shareholder-financed operations divided by closing IFRS shareholders’ funds plus net core structural borrowings.

	Note	31 Dec 2018 £m	31 Dec 2017 £m
Core structural borrowings of shareholder-financed operations	C6.1	7,664	6,280
Less holding company cash and short-term investments	II(a)	(3,236)	(2,264)
Net core structural borrowings of shareholder-financed operations		4,428	4,016
Closing shareholders’ funds		17,249	16,087
Shareholders’ funds plus net core structural borrowings		21,677	20,103
Gearing ratio		20%	20%

III(d)
Calculation of IFRS shareholders’ funds per share

IFRS shareholders’ funds per share is calculated as closing IFRS shareholders’ funds divided by the number of issued shares at the balance sheet date.

	Note	31 Dec 2018	31 Dec 2017
Closing shareholders’ funds (£ million)		17,249	16,087
Number of issued shares at year end (millions)	C10	2,593	2,587
Shareholders’ funds per share (pence)		665	622

III(e)
Calculation of asset management cost/income ratio

The asset management cost/income ratio is calculated as asset management operating expenses, adjusted for commission and joint venture contribution, divided by asset management total IFRS revenue adjusted for commission, joint venture contribution, performance-related fees and non-operating items.

	M&GPrudential asset management
	2018 £m	2017 £m
Operating income used in cost/income ratio	1,100	1,034
Commission	313	351
Performance-related fees	15	53
Investment Return	(14)	–
Short-term fluctuations in investment returns on shareholder backed business	(15)	6
Total IFRS revenue	1,399	1,444

Operating expense used in cost/income ratio	654	602
Investment Return	(14)	–
Commission	313	351
IFRS charges	953	953
Cost/income ratio – Operating expense/operating income	59%	58%

	Eastspring Investments
	2018 £m	2017 £m
Operating income before performance-related fees used in cost/income ratio	424	421
Share of joint venture revenue	(188)	(176)
Commission	118	103
Performance-related fees	17	17
Total IFRS revenue	371	365

Operating expense used in cost/income ratio	232	238
Share of joint venture expense	(100)	(92)
Commission	118	103
IFRS charges	250	249
Cost/income ratio – Operating expense/operating income before performance-related fees	55%	56%

III(f)
Reconciliation of Asia renewal insurance premium to gross earned premiums

Asia renewal insurance premium is calculated as IFRS gross earned premiums less new business premiums and adjusted for the contribution from joint ventures.

			AER	CER
	Note	2018 £m	2017 £m	2017 £m
Asia renewal insurance premium		12,856	11,482	11,087
Add: General insurance premium		90	89	87
Add: IFRS gross earned premium from new regular and single premium business		4,809	4,986	4,819
Less: Renewal premiums from joint ventures		(1,286)	(1,068)	(1,022)
Add: premiums relating to sold Korea life business		–	199	197
Asia segment IFRS gross earned premium	B1.4	16,469	15,688	15,168

III(g)
Reconciliation of APE new business sales to earned premiums

The Group reports APE new business sales as a measure of the new policies sold in the year. This differs from the IFRS measure of premiums earned as shown below:

	Note	2018 £m	2017 £m
Annual premium equivalents as published		6,802	6,958
Adjustment to include 100% of single premiums on new business sold in the yearnote (i)		28,009	28,769
Premiums from in-force business and other adjustmentsnote (ii)		12,413	8,278
Gross premiums earned	B1.4	47,224	44,005
Outward reinsurance premiumsnote (iii)	B1.4	(14,023)	(2,062)
Earned premiums, net of reinsurance as shown in the IFRS financial statements	B1.4	33,201	41,943

Notes
(i)
APE new business sales only include one tenth of single premiums, recorded on policies sold in the year. Gross premiums earned include 100 per cent of such premiums.
(ii)
Other adjustments principally include amounts in respect of the following:
-
Gross premiums earned include premiums from existing in-force business as well as new business. The most significant amount is recorded in Asia, where a significant portion of regular premium business is written. Asia in-force premiums form the vast majority of the other adjustment amount;
-
In October 2018, Jackson entered into a 100 per cent reinsurance agreement with John Hancock Life Insurance Company to acquire a closed block of group pay-out annuity business. The transaction resulted in an addition to gross premiums earned of £3.7 billion. No amounts were included in APE new business sales.
-
APE includes new policies written in the year which are classified as investment contracts without discretionary participation features under IFRS 4, arising mainly in Jackson for guaranteed investment contracts and in M&GPrudential for certain unit-linked savings and similar contracts. These are excluded from gross premiums earned and recorded as deposits;
-
APE new business sales are annualised while gross premiums earned are recorded only when revenues are due; and
-
For the purpose of reporting APE new business sales, we include the Group’s share of amounts sold by the Group’s insurance joint ventures and associates. Under IFRS, joint ventures and associates are equity accounted and so no amounts are included within gross premiums earned.
(iii)
   Outward reinsurance premiums in 2018 include £(12,149) million in respect of the reinsurance of the UK annuity portfolio.

III(h)
Reconciliation between IFRS and EEV shareholders’ funds

The table below shows the reconciliation of EEV shareholders’ funds and IFRS shareholders’ funds at the end of the year:

	31 Dec 2018 £m	31 Dec 2017 £m
EEV shareholders’ funds	49,782	44,698
Less: Value of in-force business of long-term businessnote (i)	(33,013)	(29,410)
Deferred acquisition costs assigned zero value for EEV purposes	10,077	9,227
Othernote (ii)	(9,597)	(8,428)
IFRS shareholders’ funds	17,249	16,087

Notes
(i)
The EEV shareholders’ funds comprises the present value of the shareholders’ interest in the value of in-force business, net worth of long-term business operations and IFRS shareholders’ funds of asset management and other operations. The value of in-force business reflects the present value of future shareholder cash flows from long-term in-force business which are not captured as shareholders’ interest on an IFRS basis. Net worth represents the net assets for EEV reporting purposes that reflect the regulatory basis position, sometimes with adjustments to achieve consistency with the IFRS treatment of certain items.

(ii)
Other adjustments represent asset and liability valuation differences between IFRS and the local regulatory reporting basis used to value net worth for long-term insurance operations. For the UK, this would be the difference between IFRS and Solvency II.

It also includes the mark to market of the Group’s core structural borrowings which are fair valued under EEV but not IFRS. The most significant valuation differences relate to changes in the valuation of insurance liabilities. For example, in Jackson where IFRS liabilities are higher than the local regulatory basis as they are principally based on policyholder account balances (with a deferred acquisition costs recognised as an asset) whereas the local regulatory basis used for EEV is based on future cash flows due to the policyholder on a prudent basis with consideration of an expense allowance as applicable, but with no separate deferred acquisition cost asset.

III(i)
Reconciliation of EEV operating profit based on longer-term investment returns

To the extent applicable, the presentation of the EEV post-tax profit for the year is consistent in the classification between operating and non-operating results with the basis that the Group applies for the analysis of IFRS basis results. Operating results reflect underlying results including longer-term investment returns, which are determined following the EEV Principles issued by the European Insurance CFO Forum.

Non-operating results comprise:

-
Short-term fluctuations in investment returns;
-
The mark to market value movements on core structural borrowings;
-
The effect of changes in economic assumptions; and
-
The impact of corporate transactions undertaken in the year.

More details on how EEV post-tax profit is determined and the components of EEV operating profit are included in note 13 of the EEV supplementary basis of results.

III(j)
Calculation of return on embedded value

Return on embedded value is calculated as the EEV post-tax operating profit based on longer-term investment returns, as a percentage of opening EEV basis shareholders’ funds.

	2018	2017
EEV operating profit based on longer-term investment returns (£ million)	7,563	6,598
Opening EEV basis shareholders' funds (£ million)	44,698	38,968
Return on embedded value (%)	17%	17%

III(k)
Calculation of EEV shareholders’ funds per share

EEV shareholders’ funds per share is calculated as closing EEV shareholders’ funds divided by the number of issued shares at the balance sheet date. EEV shareholders’ funds per share excluding goodwill attributable to shareholders is calculated in the same manner, except goodwill attributable to shareholders is deducted from closing EEV shareholders’ funds.

	31 Dec 2018	31 Dec 2017
Closing EEV shareholders' funds (£ million)	49,782	44,698
Less: Goodwill attributable to shareholders (£ million)	(1,651)	(1,458)
Closing EEV shareholders' funds excluding goodwill attributable to shareholders (£ million)	48,131	43,240
Number of issued shares at year end (millions)	2,593	2,587
Shareholders' funds per share (in pence)	1,920p	1,728p
Shareholders' funds per share excluding goodwill attributable to shareholders (in pence)	1,856p	1,671p

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 March 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer